  As filed with the Securities and Exchange Commission on March 24, 2000

                                                      Registration No. 333-94233
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                              ONESOFT CORPORATION
             (Exact name of registrant as specified in its charter)

         Delaware                    2389                   54-1771616
     (State or other          (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification No.)
     incorporation or        Classification Code
      organization)                Number)

                       1505 Farm Credit Drive, Suite 100
                             McLean, Virginia 22102
                                 (703) 821-9190
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                             James W. MacIntyre, IV
                            Chief Executive Officer
                              OneSoft Corporation
                       1505 Farm Credit Drive, Suite 100
                             McLean, Virginia 22102
                                 (703) 821-9190
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                With copies to:

       Jonathan L. Kravetz, Esq.                 Stephen A. Riddick, Esq.
      Mintz, Levin, Cohn, Ferris,             Brobeck, Phleger & Harrison LLP
        Glovsky and Popeo, P.C.                 701 Pennsylvania Ave., N.W.
          One Financial Center                           Suite 220
            Boston, MA 02111                      Washington, D.C. 20004
             (617) 542-6000                           (202) 220-5214

                                --------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are being offered or on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

                                                                   Proposed
                                Amount           Proposed           Maximum
  Title of Securities to         to be         Maximum Price       Aggregate          Amount of
  be Registered              Registered(1)     Per Share(2)    Offering Price(2) Registration Fee(3)
----------------------------------------------------------------------------------------------------
  Common Stock, $.001 par
   value.................      5,175,000          $14.00          $72,450,000          $19,127

(1) Includes 675,000 shares subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.

(3) Previously paid.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Subject to Completion. Dated March 24, 2000

[LOGO OF ONESOFT]

--------------------------------------------------------------------------------
 4,500,000 Shares
 Common Stock

--------------------------------------------------------------------------------
 This is the initial public offering of OneSoft Corporation and we are offering 4,500,000 shares of our common stock. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "ONSF."

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              Price  Underwriting  Proceeds to
              to     Discounts and OneSoft
              Public Commissions   Corporation
   Per Share  $      $             $
   Total      $      $             $

 We and the selling stockholders listed on page 66 of the prospectus have granted the underwriters a 30-day option to purchase up to additional 675,000 shares of common stock to cover any over-allotments. We will not receive any proceeds from the sale of shares of common stock by selling stockholders.

 Deutsche Banc Alex. Brown

              SG Cowen

                          Friedman Billings Ramsey

                                                                   Wit SoundView

 The date of this Prospectus is          , 2000.

[INSIDE FRONT COVER GRAPHIC]

Top Text:     THE INTERNET COMMERCE REVENUE ENGINE

Side Text:    B2B2C - pointing to top of graphic
      OneCommerce enables customers to interact with businesses directly or through electronic marketplaces.

XML--pointing to second fifth of graphic

OneCommerce builds on the XML standard letting businesses extend selling to Internet channels

Interaction--pointing to third fifth of graphic

OneCommerce enables personalized interaction with customers to deliver the right experience at the right time.

Transaction--pointing to fourth fifth of graphic

OneCommerce converts customer interaction to transactional revenue.

Integration--pointing to bottom of graphic

OneCommerce integrates with existing IT systems to enable real time transactions and exchange of information

Picture: A vertical picture of layers of interaction describing the OneCommerce platform and the customers it serves.

From top to bottom: Label--Edge Devices, Customers, Business, eMarkets, etc.
  picture of Palm Pilot, wireless phone, laptop and telephone touchpad

Arrow up to Edge Devices from center reading XML

Middle picture: Personalized Interactions & Businesses Processes
Arrow down from middle reading XML

Center picture: OneCommerce Scales on Microsoft Platform Run by Application Service Providers Arrow up from bottom reading XML

Arrow down to bottom reading XML
Enterprise Application & Supply Chain Integration
Arrow down reading XML

Bottom picture: Inventory, Supplies, Distributors, Accounting, Payments, etc.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock.

                                  Our Business

   We develop and provide Internet commerce application software and services that enable our clients to rapidly build, grow, and extend their online businesses. The core of our solution is OneCommerce, our application software built on the eXtensible Markup Language standard, or XML. We designed OneCommerce for scalable operation on the Microsoft operating platform. OneCommerce enables enterprises to intelligently and dynamically interact with their customers and trading partners over the Internet to exchange information, provide services, and complete business-to-business and business-to-consumer transactions. We primarily deliver OneCommerce on an outsourced basis, which shortens our clients' time-to-market and minimizes their need to make substantial investments to develop and maintain their own Internet commerce, or e-commerce, Web sites.

   In order to succeed in the Internet commerce marketplace, both traditional companies and Internet-only businesses are investing heavily in Internet commerce solutions. We believe that our market opportunity derives from the need for a solution that:

     . provides comprehensive functionality across key business processes; . supports XML, an emerging standard for Internet commerce;
     . rapidly adapts to changing business and technology requirements; and . is designed for delivery on an outsourced basis.

   We believe that our solution, comprised of OneCommerce and a broad array of services, responds to these needs. OneCommerce manages Web site content, provides personalized visitor experiences, processes orders, delivers customer support, and integrates with internal and external business applications. We believe we have developed the only XML-based Internet commerce application software. We have designed our solution to be offered by us and our partners on an outsourced basis. Widely-respected companies involved with Internet commerce such as Microsoft and MarchFirst (formerly known as USWeb/CKS) have endorsed OneCommerce as one of the industry's top few solutions for large-scale Internet commerce. Our clients include Alloy Online, ePhones, Espanol.com, Maytag, Phillips Publishing, SmartCruiser.com, The Mark Group, and WeightWatchers.com.

   Our objective is to provide the application software that supports a leading share of commerce conducted over the Internet. We intend to do this by expanding our range of application services to include additional software functionality and value-added services. We also intend to contribute to and leverage the emerging technology standards upon which we have built OneCommerce. Further, we plan to expand our distribution channels to include a broad range of application service providers, systems integrators, and other professional services companies.

                                  The Offering

 Common stock offered by OneSoft...................... 4,500,000 shares
 Common stock to be outstanding after this offering..  20,966,148 shares
 Use of proceeds.....................................  General corporate purposes, including
                                                       working capital. See
                                                       "Use of Proceeds."
 Proposed Nasdaq National Market symbol..............  ONSF

   The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on February 29, 2000 and assumes no exercise of the underwriters' over-allotment option, and the conversion into common stock of all of our preferred stock outstanding on that date. It also assumes the filing of our amended and restated certificate of incorporation immediately following the closing of this offering. It excludes 4,000,325 shares issuable upon exercise of subject options at a weighted-average exercise price of $4.97 per share and 60,651 warrants at an exercise price of $6.59 per share and additional shares available for issuance under our stock plans as of February 29, 2000.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                        Year Ended December 31,
                              -----------------------------------------------
                                1995      1996     1997      1998      1999
                              --------  -------- --------  --------  --------
Consolidated Statement of
 Operations Data:
Revenues:
 Application services........ $     --  $    240 $    171  $    561  $  2,023
 Professional services.......       --     1,834    1,834       995     6,928
                              --------  -------- --------  --------  --------
   Total revenues............       --     2,074    2,005     1,556     8,951
Gross profit.................       --       616      605       495     1,554
(Loss) income from
 operations..................       (8)       48     (614)   (3,764)  (26,708)
Net (loss) income............       (8)       49     (601)   (3,590)  (26,370)
Net (loss) income
 attributable to common
 shareholders................       (8)       49     (601)   (3,608)  (29,431)
Basic and diluted net loss
 per share................... $  (0.00) $   0.02 $  (0.10) $  (0.60) $  (4.85)
Weighted average common
 shares-basic and diluted....    3,000     3,000    5,832     5,969     6,066
Pro forma basic and diluted
 net loss per share..........                                        $  (1.87)
Pro forma weighted average
 common shares-basic and
 diluted.....................                                          14,123

                                                      December 31, 1999
                                                ------------------------------
                                                                    Pro Forma
                                                Actual   Pro Forma As Adjusted
                                                -------  --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments .................................. $16,361   $16,361    $69,466
Working capital................................  11,598    11,598     64,703
Total assets...................................  28,399    28,399     81,504
Long term debt and capital lease obligations...      63        63         63
Redeemable preferred stock.....................  48,747        --        --
Stockholders' (deficit) equity ................ (30,736)   18,011     71,116



   The unaudited pro forma balance sheet data above reflects the conversion of all classes of preferred stock into common stock as of December 31, 1999. See
Note 11 of Notes to Consolidated Financial Statements. The unaudited pro forma as adjusted balance sheet data above reflects the receipt of the net proceeds from the sale of the 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

   In this prospectus, "OneSoft", "we", "us", and "our" refer to OneSoft Corporation. Our executive offices are located at 1505 Farm Credit Drive, McLean, Virginia 22102. Our telephone number is (703) 821-9190. Our Web site is located at http://www.onesoft.com. Information contained on our Web site is not a part of this prospectus.

   "OneSoft," "OneCommerce," our logo and other trademarks and service marks of OneSoft Corporation mentioned in this prospectus are the property of OneSoft Corporation. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                ----------------

   Unless otherwise indicated, all information in this prospectus assumes:

  . that the underwriters have not exercised their option to purchase additional shares;

  . conversion of all shares of preferred stock into shares of common stock upon completion of this offering; and

  . the filing of an amended and restated certificate of incorporation upon completion of this offering.

                                  RISK FACTORS

   Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock.

                         Risks Related to Our Business

We have had recent losses and will incur substantial future losses that may depress our stock price

   We have incurred significant losses since 1997, including losses of approximately $601,000, $3.6 million, and $26.4 million for the years ended December 31, 1997, 1998, and 1999, respectively. Our losses have resulted in an accumulated deficit of approximately $33.8 million as of December 31, 1999. We expect to substantially increase our sales and marketing, research and development, and general and administrative expenses. We anticipate incurring substantial losses for the next several years. As a result, we will need to generate significant additional revenues to achieve and maintain profitability in the future. Any significant shortfall of revenues in relation to our expectations or any material delay in client licenses would have an immediate adverse effect on our business. We are not certain when we will become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability will materially and adversely affect the market price of our common stock.

We expect our quarterly revenues and operating results to fluctuate and the price of our common stock could fall if quarterly results are lower than expectations

   Our revenues and operating results are likely to vary significantly from quarter to quarter. The factors that will affect our quarterly operating results include:

  .  fluctuations in demand for our products and services;

  .  the timing of our application software and services sales;

  .  the timing of our application software implementations;

  . increased expenditures for sales and marketing, research and development, and administration;

  .  the timing and introduction of new software by us or our competitors;
     and

  . the mix of services provided, and whether we or our channel partners provide these services.

   If revenue falls below our expectations in a quarter and we are not able to quickly reduce our spending in response, our operating results for that quarter could be harmed. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result, the price of our common stock may fall.

We have over 40 clients but currently only 14 clients have licensed our application software, and our Internet commerce solution may never achieve broad market acceptance, reducing potential for revenue growth

   We first introduced the XML-based version of OneCommerce in April 1999 and delivered a second major release in November 1999. Of our 40 clients, only 14 clients have licensed OneCommerce and of those, only three are operational on the most recent version. Therefore, we have not demonstrated broad market acceptance of OneCommerce. If OneCommerce does not gain broad market acceptance, or if OneCommerce fails to meet customer expectations, our business would be harmed.

A large portion of our revenues are currently derived from five clients and a loss of one or more of these clients could cause our results of operations to suffer

   Five of our clients accounted for 71% of our revenues for the year ended December 31, 1998. Four clients accounted for 20.2%, 18.3%, 12.8%, and 12.2% each, respectively. Five of our clients accounted for an aggregate of 57% of our revenues for the year ended December 31, 1999. Three of those clients accounted for 18.5%, 12.7%, and 11.7% each, respectively. Although we believe that our client concentration will decrease as we continue to build our client base, we expect that a small number of clients will continue to account for a substantial portion of revenues in the near term. As a result, our inability to secure additional significant clients during a given period or the loss of any one major client could adversely affect our business. In addition, many of our clients are Internet start-up companies with limited resources. Accordingly, the non-payment of amounts due to us from a significant client could cause us to incur a bad debt expense which could cause our financial condition to suffer. For the year ended December 31, 1999, our bad debt expense was approximately $1.1 million. We may experience higher levels of bad debt expense in the future.

All of our revenues are directly related to a single family of relatively new applications with few clients to date, and our revenue growth will be limited if these offerings are not commercially successful

   Our OneCommerce family of application services and related professional services account for substantially all of our revenues to date, and we expect these application services and professional services to continue to account for most of our revenues for the foreseeable future. We have over 40 clients, for both application services and professional services. If our current limited offerings are not commercially successful, our revenues will not increase as anticipated. We may not successfully develop or market any enhanced or new application services in the future, which would limit our ability to increase revenues.

   In the emerging marketplace of Internet commerce, our application services and professional services involve a new approach to the conduct of online business. As a result, intensive marketing and sales efforts may be necessary to educate prospective clients regarding the uses and benefits of our application services and our professional services, thereby generating demand. Companies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt a new approach that may replace, limit, or compete with their existing systems. Accordingly, a viable market for our application services and professional services may not emerge or be sustainable.

We anticipate the need to raise additional capital in the future, and if we cannot meet future capital requirements, we may not be able to conduct our business as planned

   We currently anticipate that the net proceeds from this offering, together with our existing working capital will be sufficient to meet our anticipated working capital and capital expenditure requirements through at least the next 12 months. The time period for which we believe our capital is sufficient is an estimate; the actual time period may differ materially as a result of a number of factors, risks, and uncertainties which are described herein. We may need to raise additional funds in the future through public or private debt or equity financings in order to:

  .  continue rapid expansion of our business;

  .  acquire complementary businesses or technologies;

  .  develop new products or services; or

  .  respond to competitive pressures.

   Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available or are not available on acceptable terms, we will not be able to take advantage of opportunities, develop new products or services, or otherwise respond to unanticipated competitive pressures. In such case, our business could be harmed.

Growth in our operation has strained and will continue to strain our resources; our failure to manage growth effectively could negatively impact our revenue growth

   From January 1, 1999 to February 29, 2000, we grew from 72 to 300 employees and we intend to continue to grow. If we are successful, this growth will place a significant strain on the ability of our management team to execute our business plan. In addition, significant investments in personnel, management systems, and resources will be required. There will also be significant additional administrative burdens placed on our management team as a result of our status as a public company. We are upgrading our financial accounting and planning systems, our project management systems, our sales force automation systems, and installing a new customer relationship management system. The installation and incorporation of these systems into our management processes will place a significant burden on our management team and our information technology staff, and these systems may not be effective once implemented. If we do not manage this growth effectively, our business will suffer.

We depend on our key personnel and we may not be able to fill other key management positions, which could disrupt our operations and result in reduced revenues

   Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees, particularly James W. MacIntyre, IV, our chief executive officer, John L. Wyatt, our president and chief operating officer, Frederick C. Hawkins, III, our chief strategy officer and acting chief financial officer, and Thomas E. Young, our senior vice president of marketing and sales. Shortly after this offering, we will be launching an active search for a permanent chief financial officer. The loss of the services of any of our key employees, or an inability to hire other key members of management could materially and adversely affect our business.

Our average sales cycle is four months, which makes our quarterly results difficult to forecast accurately

   Our application services and professional services are complex and often involve significant investment decisions by prospective clients. As a result, our average sales process frequently takes four months for reasons which include the following:

  . prospective clients often evaluate several possible alternative solutions from other software vendors, systems integrators, and internal development efforts;

  . we typically must extensively educate the potential client about our Internet commerce solution; and

  . our clients frequently must seek multiple internal approvals to reach a purchase decision due to the key role Internet commerce solutions may play in their business.

   Our sales cycle may be subject to a number of significant delays over which we have little or no control. Our long sales cycle makes it difficult for us to predict the quarter in which we will complete a particular sale. Because of sales delays, our revenues and operating results may vary from period to period. As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as an indication of future performance.

The Internet commerce market for our application software and services is new and rapidly developing and may fail to mature into a sustainable market, which would limit our ability to grow

   The Internet commerce market is new and rapidly evolving. It is not clear whether the developing infrastructure will be adequate to support increased Internet commerce, or whether our customers will be successful in using our application software and services to conduct their commercial operations online. Consequently, the demand for our application services and professional services in the Internet commerce market is uncertain. Our business will suffer if our application services and professional services are not widely accepted in the Internet commerce software market.

If broad market acceptance of eXtensible Markup Language does not develop, our revenue growth could be negatively affected

   OneCommerce is currently based in large part on eXtensible Markup Language, or XML, an emerging technology standard for sharing data. It is possible that a competing standard perceived to be superior could replace XML. If that happens, the market may not accept an XML-based application and our future results would suffer. If a new standard were perceived to be superior, our application software might not be compatible with the new standard or we might not be able to develop a product using a new standard in a timely manner. Consequently, a failure of XML to achieve broad market acceptance or the introduction of a competing standard perceived to be superior in the market could harm our business.

Market acceptance of OneCommerce is dependent on the acceptance and use of Microsoft operating systems and Internet technologies

   We designed OneCommerce to run only on Microsoft operating systems and Internet technologies. However, to date a majority of large-scale Internet commerce sites have used other operating systems such as UNIX or Linux. We cannot be certain that Microsoft operating systems and Internet technologies will achieve wide market acceptance as an easily scalable operating platform for large-scale Internet commerce solutions. If a significant number of potential clients do not want to use Microsoft operating systems and Internet technologies, we will be forced to develop products that run on other operating systems or Internet servers. Development of a new product line would require significant expenditures of time and money. Moreover, any change to Microsoft operating systems or Internet technologies could require us to modify our application services and could cause us to delay upgrades and releases. Any decline in the market acceptance of Microsoft operating systems and Internet technologies for any reason, including as a result of errors or delayed introduction of enhancement or upgrades, could harm our business.

   If we are forced to develop new application services in response to these risks, we will be required to commit a substantial investment of resources, and we may not be able to successfully develop or introduce new applications on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternatives to our solution.

We are dependent on marketing, technology, and distribution relationships, and if these relationships are not successful, our growth may be limited

   We rely on marketing, technology, and distribution relationships with a variety of companies, which, in part, generate leads for the sale of our Internet commerce application services. These relationships include:

   .  vendors of key technology platforms;

   .  systems integrators and consulting firms;

   .  vendors of complementary Internet commerce software; and

   .  application service providers.

   Not all of our channel partner and alliance partner relationships are documented in writing, and some are governed by agreements that can be terminated by either party with little or no prior notice. We may not be able to maintain these relationships or enter into new relationships that will provide timely and cost-effective distribution of OneCommerce.

   Moreover, these relationships are not exclusive. If the partners with whom we have relationships are not successful in selling and implementing systems that include our application services, or if they more vigorously promote competing solutions or technologies, our growth could be adversely affected.

We may fail to establish and maintain beneficial strategic relationships, which would limit our revenue growth

   We intend to establish additional strategic relationships with key participants in the Internet commerce industry to increase our application software and services sales. There is intense competition for these relationships, and we may not be able to enter into these relationships on commercially reasonable terms or at all. In the event of a dispute among potential partners, it is possible that we could be drawn into litigation aimed at preventing us from continuing our relationship with either party. Even if we enter into relationships with other Internet commerce vendors, they themselves may not attract significant numbers of customers. Accordingly, we may not realize additional sales from these relationships. Moreover, we may have to expend significant resources to establish these relationships. Our inability to enter into new strategic relationships and expand our existing ones could harm our business and limit our growth.

We face intense competition, which could adversely affect our sales and profitability

   The Internet commerce application software and professional services market is intensely competitive, highly fragmented, characterized by rapid technological change, and significantly affected by new product and service introductions. Recent acquisitions of several of our competitors by large software companies and other market activities of industry participants have increased the competition in our market. We may not be able to compete successfully against current or future competitors. We compete with other Internet commerce software vendors including Art Technology Group, BroadVision, OpenMarket, Vignette, InterWorld, and others. We also compete with application server products and their vendors including IBM and its Websphere products, the Sun-Netscape Alliance and its products, and Allaire Corporation and its products, among others. A number of these competitors have significantly greater financial, technical, marketing, and other resources than we have and have been in business longer than we have. Many competitors also have greater brand recognition and more customers than we do. Competitors may therefore have the capability to support marketing endeavors that are more extensive than ours or to adopt pricing and terms that are more aggressive than ours.

Many of our key personnel are new to our company and may not work together successfully causing internal distractions from the development of our business

   A number of people on our management team and sales force have joined OneSoft in the last 12 months. Our management team has limited experience working together. For example, our president and chief operating officer joined us on March 15, 2000. Our future performance will depend, in part, on our ability to integrate successfully our newly hired executive officers into our management team, and our ability to develop an effective working relationship among management. Our executive officers, who have worked together for only a short time, may not be successful in working together or managing our company. Any disaffection or disaccord among executive officers, or between our officers and our board of directors, could affect our ability to make strategic decisions. In addition, we are rapidly hiring sales personnel with limited experience marketing our services and working with our sales force. If our key personnel are unable to market our services and work together successfully, it could have a negative effect on our ability to grow.

Competition for employees in our industry, and in our geographic region, is intense, and we may not be able to hire or retain employees

   We believe we will need to attract, retain, and motivate talented management and other highly skilled employees to be successful. Competition for skilled personnel in our industry and in our geographic region is intense. If we are unable to retain our key employees or attract, assimilate, or retain other highly qualified employees in the future, the growth of our business will not meet future expectations.

If we fail to develop new products and services in the face of our industry's rapidly evolving technology, our future results may be adversely affected

   The market for Internet commerce application software and related services is subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render existing applications and services obsolete. Our growth and future operating results will depend in part upon our ability to enhance existing applications and develop and introduce new application software or components that:

   .  exploit technological advances in the marketplace;

   .  meet changing customer requirements;

   .  achieve market acceptance;

   .  integrate successfully with third party software; and

   .  respond to competitive products.

   Our research and development efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities and develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers and fail to attract new customers, which could result in a decline in revenues.

Our application software may contain defects, which can result in reduced sales, increased service and warranty costs, and liability to our clients and claims against us

   Our application software may contain errors that become apparent when they are introduced or when the volume of usage increases. Errors in our software, implementation errors, including those caused by third parties, or other performance difficulties could result in decreased sales of our software, increased service and warranty costs, and liability to our clients, which could have an adverse effect on our business. Although we carry errors and omissions insurance, such insurance may not cover all liability claims made against us. Our risk of liability to clients is particularly pronounced because of our belief that our application software will be critical to their operations.

Intellectual property claims against us can be costly and result in the loss of significant rights if we are not successful in defending those claims

   Other parties may assert infringement or unfair competition claims against us. Any claim, with or without merit, could result in significant litigation costs and distraction of management. Some of our competitors have been issued U.S. patents on certain aspects of their electronic commerce software products. Although we do not believe that we are infringing on any such patent rights, those companies may claim that we are doing so. If any such claim was made against us, our business could be harmed, particularly if we are unsuccessful in defending such claim. If we are forced to defend any such claim, whether it is with or without merit or is determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or delays in future application software releases. We may also be required to enter into costly and burdensome royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

   We have received correspondence from attorneys representing our former chief technology officer, asserting that he invented a portion of the technology incorporated in our pending patent application and that our use of any of this technology infringes on his ownership rights. Should litigation arise from this matter, the results are unpredictable, and we cannot guarantee that we will preserve the right to use the proprietary technology asserted to be owned by the former employee. If we are precluded from using this technology or are found to be infringing the former employee's proprietary rights, our business could be materially damaged. See "Business--Intellectual Property and Proprietary Rights."

We rely on our intellectual property rights and if we are unable to protect these rights, we may face increased competition

   We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have applied to register 95 trademarks in the United States, including "OneSoft", "OneCommerce", "PrimeCommerce", and "Internet Commerce Opportunity Assessment", among others. We also have filed a patent application claiming proprietary inventions used in our software architecture. We cannot be certain that trademark registrations or patents will issue from these applications. Moreover, even if they do, unauthorized persons may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will be effective to prevent unauthorized use. In addition, our business activities may infringe on the proprietary rights of others, and, from time to time, we have received and may continue to receive, claims of infringement against us.

   Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time consuming and expensive to resolve, and would divert management's time and attention away from our business.

   We generally enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our intellectual property, documentation, and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, unauthorized parties may attempt to disclose, obtain, or use our solutions or intellectual property. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Acquisitions may disrupt or otherwise have a negative impact on our business

   We may acquire or make investments in complementary businesses, products, services, or technologies on an opportunistic basis when they will assist us in carrying out our business strategy. Growth through acquisitions has been a successful strategy used by other technology companies. We do not have any present understanding, nor are we conducting any negotiations, relating to any such acquisition or investment. If we acquire a company, then we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we acquire products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders. In addition, these securities may have rights, preferences, or privileges senior to those of our existing stockholders.

We intend to expand our international sales efforts but do not have substantial experience in international markets, therefore, we may not be successful and such failures could have an adverse effect on our revenues

   We intend to expand our international sales efforts in the future. We have limited experience in marketing, selling, and supporting our application software and services abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources. If we are unable to grow our international operations successfully and in a timely manner, our business could suffer. Doing business internationally involves additional risks, particularly:

  . unexpected changes in regulatory requirements, taxes, trade laws, and tariffs;

  .  restrictions on repatriation of earnings;

  .  differing intellectual property rights and protections;

  .  differing labor regulations;

  .  political and economic uncertainty or instability in some regions;

  .  greater difficulty in staffing and managing foreign operations; and

  .  fluctuating currency exchange rates.

                         Risks Related to Our Industry

We depend on the growth in the use of the Internet for business, which is not certain

   Our future success depends heavily on the increased use of the Internet for business. Although the Internet is experiencing rapid growth in the number of users and traffic, this growth is a recent phenomenon and may not continue. The failure of the Internet to continue to grow and develop as a commercial or business medium could harm our business. The acceptance and use of the Internet for commerce could be limited by a number of factors such as the growth and use of the Internet in general, the relative ease of conducting transactions on the Internet, concerns about transaction security, and taxation of transactions on the Internet.

We depend on the speed and reliability of the Internet to enable the growth of Internet commerce, which may not develop

   The recent growth in Internet traffic has caused frequent periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, Internet commerce could grow more slowly or decline, which may reduce the demand for our Internet software application services. The ability of OneCommerce and our professional services to satisfy our clients' needs is ultimately limited by and depends upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our application services and related professional services depends upon improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. If these improvements are not made, the ability of our clients to utilize our solutions will be hindered, and our business may suffer.

Breaches of security on the Internet may slow the growth of Internet commerce, limit our growth, and expose us to liability

   A significant barrier to market acceptance of Internet commerce and communication is the concern regarding the secure exchange of valuable and confidential information over public networks. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our clients' operations. Our clients may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our application services. A well-publicized breach of security could deter consumers and businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our application software to prevent security breaches, or well-publicized security breaches affecting the Web in general, could significantly harm our business.

Unplanned system interruptions and capacity constraints could reduce our ability to provide hosting services and could harm our business and our reputation

   Our clients have in the past experienced some interruptions with our hosted network. We believe that these interruptions will continue to occur from time to time. These interruptions could be due to hardware and operating system failures. We expect a substantial portion of our revenues to be derived from customers who use our hosted network. As a result, our business will suffer if we experience frequent or long system interruptions that result in the unavailability or reduced performance of our hosted network or reduce our ability to provide remote management services. We expect to experience occasional temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality, and degradation in levels of customer service. If this were to continue to happen, our business and reputation could be seriously harmed.

   Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Substantially all of our computer communications systems are located in Northern Virginia. Our systems and operations are vulnerable to damage or interruption from fire, earthquake, power loss, telecommunications failure and similar events.

   We have entered into service agreements with some of our clients that require minimum performance standards, including standards regarding the availability and response time of our remote management services. If we fail to meet these standards, our clients could terminate their relationships with us and we could be subject to contractual monetary penalties. Any unplanned interruption of services may harm our ability to attract and retain clients.

We rely on relationships with, and the system integrity of, our hosting partners

   Some of our hosted network consists of data centers hosted by our partners. Accordingly, we rely on the speed and reliability of the systems and networks of these hosting partners. If our hosting partners experience system interruptions or delays or other problems, or if we do not maintain or develop relationships with hosting partners, our business could suffer.

Increasing governmental regulation and legal uncertainties surrounding the Internet and Internet commerce could limit the market for our products

   A number of legislative and regulatory proposals under consideration by federal, state, local, and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet such as taxation of goods and services provided over the Internet, pricing, content, and quality of goods and services. Legislation and anticipated legislation could dampen the growth in Internet usage and decrease or limit its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products and services. In addition, existing laws could be applied to the Internet. Legislation or application of existing laws could expose companies involved in Internet commerce to increased liability, which could limit the growth of Internet commerce generally, and limit demand for our application software and services, in particular.

Government regulation of the collection and use of personal data could reduce demand for our products and services by impairing the ability of businesses to obtain information about customers using the features of OneCommerce

   Our Internet application software connects to and analyzes data from various applications, including Internet applications, which enable businesses to capture and use information about their customers. Government regulation that limits our clients' use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data on the Internet. They also must adopt legislation limiting the transfer of personally-identifiable data to countries that do not impose equivalent restrictions. The United States Department of Commerce and the European Union are negotiating safe-harbor regulations for U.S.-based Internet commerce companies, but have not yet reached agreement. In the United States, the Children's Online Privacy Protection Act was enacted in October 1998. The Federal Trade Commission has enacted rules implementing this legislation which imposes disclosure obligations on Internet sites collecting personally-identifiable data from children under the age of 13. These rules become effective in April. In addition, the Federal Trade Commission is investigating privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which OneCommerce operates, and could restrict the use of some of the features of OneCommerce in some Internet commerce applications. Either scenario could potentially result in reduced demand for our application software and services.


                         Risks Related to This Offering

Internet-related stock prices are especially volatile and this volatility may depress our stock price and negatively impact your investment

   The stock market, and specifically the stock prices of Internet-related companies, has been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may reduce the price of our common stock, without regard to our operating performance. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility.

   Securities class action litigation has often been brought against companies experiencing volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and management's attention could be diverted from our business.

Because a group of existing stockholders owns a large percentage of our voting stock, other stockholders' voting power may be limited

   Following consummation of this offering, it is anticipated that our officers, directors, their affiliates, and entities owning 5.0% or more of our outstanding shares of common stock will beneficially own or control 13,769,865 shares of our common stock, or approximately 64.0% of the outstanding shares of our stock. As a result, if such persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including election and removal of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests. See our discussion under the heading "Principal and Selling Stockholders" for more information about ownership of our outstanding shares.

Management may apply the proceeds of this offering to uses that do not increase our profits or market value

   Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Our management has not determined how a substantial portion of the offering proceeds will be allocated among various uses. Accordingly, the net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Until the proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities. The failure of management to apply these proceeds effectively could harm our business. See "Use of Proceeds" for more information about how we plan to use our proceeds from this offering.

Future sales of shares of our common stock could cause the price of our shares to decline

   If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following the offering, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. The holders of 15,392,480 shares of common stock and options for an aggregate of 1,750,500 shares of common stock have agreed not to sell any such securities for 180 days after the offering without the prior written consent of Deutsche Bank Securities Inc. However, Deutsche Bank Securities Inc. may, in its sole discretion, release all or any portion of the securities subject to such lock-up agreements.

   We may file a registration statement to register all shares of common stock under our stock option plans shortly after completion of this offering. After such registration statement is effective, shares issued upon exercise of stock options will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult

   We are a Delaware corporation. Anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to stockholders. Our amended and restated certificate of incorporation provides that our board of directors may issue preferred stock without shareholder approval. In addition, our amended and restated bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock, the existence of a classified board, and other provisions in the charter and under Delaware law could make it more difficult for a third party to acquire us.

You will incur immediate and substantial dilution in the book value of your investment

   The initial public offering price is substantially higher than the pro forma net book value per share of our outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $9.58 per share. If the holders of outstanding options or warrants exercise those options or warrants, you will experience further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                               AND INDUSTRY DATA

   We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations, and intentions. We may identify these statements by the use of words such as "believe," "expect," "anticipate," "intend," and "plan," and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

   This prospectus contains estimates of market growth related to the Internet and e-commerce. These estimates have been included in studies published by nationally-known market research firms. These estimates assume that certain events, trends and activities will occur. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty. There can be no assurance that, even if these assumptions are correct, we will experience similar growth or market acceptance.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 4,500,000 shares of common stock we are offering, at an assumed initial offering price of $13.00 per share, are estimated to be approximately $53.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $56,572,000. In the event that the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of shares of common stock by the selling shareholders listed on page 66.

   We intend to use the net proceeds we receive from this offering for working capital and general corporate purposes, including:

     . approximately $30 million to expand our sales and marketing activities;

     .  approximately $17 million to expand our research and development; and

    . the remainder for other general corporate purposes, including capital expenditures.

   The amounts and timing of our actual expenditures will depend on numerous factors, including market acceptance of our application services and professional services, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, and competition. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments, or agreements to enter any potential acquisitions or investments. Pending application of the net proceeds, we intend to invest them in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on shares of our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying any cash dividends in the future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, and plans for expansion.

                                 CAPITALIZATION

   The following table shows:

  .  our actual capitalization as of December 31, 1999;

  . our capitalization as of that date on a pro forma basis to give effect to the conversion of all preferred stock outstanding as of December 31, 1999 into common stock upon the closing of this offering; and

  . our pro forma capitalization as adjusted to reflect our receipt of the net proceeds from the sale of 4,500,000 shares of common stock offered by us at the assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Lease obligations, long-term portion........... $     63  $     63    $     63
Redeemable convertible preferred stock (non-
 cumulative), par value $0.001 per share;
 10,107,640 shares authorized; 10,107,640
 shares issued and outstanding, actual; no
 shares issued and outstanding, pro forma and
 pro forma as adjusted.........................   48,747        --         --
Stockholders' equity:
 Common stock, par value $0.001 per share;
  20,242,969 shares authorized; 6,206,850
  shares issued and outstanding, actual;
  16,314,490 shares issued and outstanding pro
  forma and 20,814,490 shares issued and
  outstanding pro forma as adjusted............        6        16          21
Additional paid-in capital.....................    5,451    54,188     107,287
Loan to officer................................     (412)     (412)       (412)
Unearned stock compensation....................   (2,020)   (2,020)     (2,020)
Accumulated deficit............................  (33,760)  (33,760)    (33,760)
                                                --------  --------    --------
  Total stockholders' (deficit) equity.........  (30,735)   18,012      71,116
                                                --------  --------    --------
    Total capitalization....................... $ 18,075  $ 18,075    $ 71,179
                                                ========  ========    ========

   The outstanding share information shown in the table excludes the following shares:

  . 3,685,483 shares of common stock issuable upon the exercise of outstanding stock options granted as of December 31, 1999 with a weighted average exercise price of $3.26 per share;

  . 1,082,767 additional shares of common stock available for future grant under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan, as of December 31, 1999; and

  . 60,651 additional shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999, at an exercise price of $6.59 per share.

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999, was $18.0 million, or $1.10 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock and warrants into shares of common stock upon completion of this offering. After giving effect to the receipt of the net proceeds from the sale of 4,500,000 shares of our common stock offered in this offering at an assumed initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions, and the estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 1999 would have been $71.1 million, or $3.42 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.32 per share to our existing stockholders and an immediate dilution of $9.58 per share to new investors at the assumed initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share.........            $   13.00
 Pro forma net tangible book value per share as of
  December 31, 1999..................................... $    1.10
 Increase per share attributable to new investors.......      2.32
                                                         ---------
Pro forma net tangible book value per share after the
 offering                                                                3.42
                                                                    ---------
Pro forma net tangible book value dilution per share to
 new investors..........................................            $    9.58
                                                                    =========

   The following table summarizes, as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses:

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 16,314,490    78%  $ 47,589,826    45%   $ 2.92
New public investors..........  4,500,000    22     58,500,000    55     13.00
                               ----------   ---   ------------   ---    ------
  Total....................... 20,814,490   100%  $106,089,826   100%   $ 5.10
                               ==========   ===   ============   ===    ======

   The foregoing discussion and tables assume no exercise of any outstanding stock options or warrants as of December 31, 1999. As of December 31, 1999, there were options and warrants outstanding to purchase a total of 3,746,134 shares of our common stock with a weighted-average exercise price of $3.31 per share. If any of these options and warrants are exercised, there will be further dilution to new public investors. Please see Note 6 to the financial statements for more information about these options and warrants.

   If the underwriters exercise their over-allotment in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will be reduced to approximately 75% of the total number of shares of common stock to be outstanding after this offering; and

  . the number of shares of common stock held by the new investors will increase to 5,175,000 shares, or 25% of the total number of shares of common stock to be outstanding immediately after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 1999 and our consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1995 and 1996 and the consolidated statement of operations data for the year ended December 31, 1995 are derived from the unaudited consolidated financial statements not included in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary. Historical results are not necessarily indicative of future results. The pro forma consolidated balance sheet data as of December 31, 1999 is unaudited and reflects the assumed conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering. The unaudited pro forma as adjusted balance sheet data above reflects the receipt of the net proceeds from the sale of the 4,500,000 shares of common stock offered by OneSoft at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discounts and commissions and offering expenses.

                                         Years Ended December 31,
                          ---------------------------------------------------------
                             1995        1996       1997        1998        1999
                          ----------  ---------- ----------  ----------  ----------
                                  (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
 Application services...  $       --  $      240 $      171  $      561  $    2,023
 Professional services..          --       1,834      1,834         995       6,928
                          ----------  ---------- ----------  ----------  ----------
  Total revenues........          --       2,074      2,005       1,556       8,951
Cost of revenues........          --       1,458      1,400       1,061       7,397
                          ----------  ---------- ----------  ----------  ----------
Gross profit............          --         616        605         495       1,554
Operating expenses:
 Sales and marketing
  expenses..............          --          --         --       1,190      12,184
 Research and
  development costs.....          --          --        254       1,044       4,490
 General and
  administrative
  expenses..............           8         568        955       2,012       8,433
 Non-cash stock based
  compensation expense..          --          --         10          12       3,155
                          ----------  ---------- ----------  ----------  ----------
  Total operating
   expenses.............           8         568      1,219       4,258      28,262
Income (loss) from
 operations.............          (8)         48       (614)     (3,763)    (26,708)
 Interest income........          --          --         17         169         613
 Interest expense.......          --          --        (18)        (14)       (48)
 Minority interest......          --           1         14          18       (227)
                          ----------  ---------- ----------  ----------  ----------
Net income (loss).......          (8)         49       (601)     (3,590)    (26,370)
                          ==========  ========== ==========  ==========  ==========
Accretion of preferred
 stock..................          --          --         --          18       3,061
                          ----------  ---------- ----------  ----------  ----------
Net income (loss)
 attributable to
 shareholders...........  $       (8) $       49 $     (601) $   (3,608) $  (29,431)
                          ==========  ========== ==========  ==========  ==========
Basic and diluted net
 income (loss) per share
 attributable to
 shareholders...........  $    (0.00) $     0.02 $    (0.10) $    (0.60) $    (4.85)
                          ==========  ========== ==========  ==========  ==========
Weighted average shares
 used in computing basic
 and diluted net income
 (loss) per share.......   3,000,000   3,000,000  5,832,278   5,968,736   6,066,009
Pro forma basic and
 diluted net loss per
 share attributable to
 shareholders...........                                                 $    (1.87)
                                                                         ==========
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per share.....                                                 14,122,682

                                  December 31,                    December 31, 1999
                         ---------------------------------  ------------------------------
                                                                                Pro Forma
                          1995     1996    1997     1998    Actual   Pro Forma As Adjusted
                         -------  ------- -------  -------  -------  --------- -----------
                                                (in thousands)
Consolidated Balance
 Sheet Data:
Cash.................... $    13  $     9 $   733  $ 2,556  $16,361   $16,361    $69,466
Working capital.........      (7)       1     494    2,535   11,598    11,598     64,703
Total assets............      13      358   1,391    3,682   28,399    28,399     81,504
Long-term debt and
 capital lease
 obligations............      --       --      31       33       63        63         63
Redeemable convertible
 preferred stock........      --       --   1,750    7,604   48,747        --         --
Stockholders' (deficit)
 equity.................      (7)      44    (766)  (4,773) (30,736)   18,011     71,116

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Please refer to "Special Note Regarding Forward-Looking Statements and Industry Data" for additional information.

Overview

   We were founded in Northern Virginia in 1995, and were reincorporated in the state of Delaware in March 1997. Initial revenues were primarily generated from professional services and software customization provided to governmental and non-profit organizations. Beginning in 1997, we devoted our efforts primarily to the research, development and distribution of OneCommerce, our application software, and related enabling services, and shifted the focus of our business to serving commercial clients. We released version 1.0 of OneCommerce in the third quarter of 1998. We introduced OneCommerce version 2.0, the first XML-based implementation of our application software, in April 1999. OneCommerce version 3.0 was released in November 1999. Throughout these periods, we expanded our organization in key areas, particularly research and development, marketing and sales, and deployment services. We grew from 18 employees as of December 31, 1997, to 300 full-time employees as of February 29, 2000, and expect that our growth in personnel will continue throughout 2000.

   We derive revenues from two primary sources: (1) application services, and
(2) professional services. Application services revenues consist principally of license fees for our OneCommerce application software and revenues from the following services, packaged with the licensed application software: software maintenance, managed services, including application outsourcing, technical support, and transaction services. Our professional services, delivered by our Internet Solution Center, include strategy, deployment, and solutions management services that enable clients to plan, design, implement, and monitor their Internet commerce businesses based on OneCommerce. Professional services also include educational services to train our distribution partners to effectively sell, install and support our OneCommerce solution, and train our clients to use the administrative features of our software.

   Application services are priced based primarily on the expected number of server processors, or central processing units, required to support the anticipated level of activity on our client's Internet commerce site. These application services are typically rendered pursuant to a software license and associated service agreement, generally with 24 to 36 month terms. The service agreement is priced primarily on the selection and level of services provided. A typical new Internet commerce Web site requires a license for OneCommerce software for a minimum level of four processor license units, and managed services for which the client will pay a flat monthly fee and initial service-term commitment and configuration fee. We charge additional application service fees as our clients add processor capacity.

   While the majority of our software licenses are perpetual, we currently license and plan to continue licensing our OneCommerce software on a term basis. We have 12 clients with perpetual licenses and two with term licenses, which have an average term of 24 months. We sell most software licenses packaged with managed services and recognize license revenues ratably over the term of the managed services agreement. We recognize software maintenance revenues and managed services revenues on a monthly basis consistent with those agreements.

   We generally bill our professional services on a time and materials basis. Revenues from professional services agreements that are billed on a time and materials basis are recognized as services are provided. Revenues generated pursuant to fixed-fee professional services contracts are recognized as services rendered using the percentage-of-completion method of accounting, and cash received from customers in excess of revenues is recognized as deferred revenues. Although currently the majority of our professional services revenues are derived from time and materials contracts, we plan to increasingly offer service on a fixed-fee basis.

   Cost of revenues include the direct costs of application services and professional services, which consist primarily of the salaries and benefits of our services personnel, costs of education and training of service partners and clients, and costs related to hosting, network and systems infrastructure, and facilities. We anticipate a transitory decline in our gross margins from the provision of professional services, as we incur increasing costs related to the development of packaged service offerings, and to the training of our indirect channel partners to use these packaged service offerings to deploy and support our OneCommerce solution.

   Sales and marketing expenses consist primarily of salaries and commissions for our direct and indirect sales force, promotional expenses including expenses for advertising and trade shows, and the facilities costs for our various sales offices. We market and sell our application and professional services through our sales force, and application services through indirect sales and distribution channels. Sales through indirect distribution channels began in August 1999, and did not comprise a significant portion of our costs in 1999. While not material in 1999, we intend to increase our use of indirect channel partners as a means to broaden the distribution of our Internet commerce solution and related services. Our sales and marketing team of 60 persons focuses on the North American market, and we intend to establish an international sales presence in 2000. All sales to date have been domestic.

   Research and development expenses consist primarily of salaries for development personnel, and the related costs associated with the research, development and enhancement of our software and service offerings, as well as quality assurance and testing. Our current policy is to recognize these expenses in the period incurred. We expect the absolute dollar amount of these expenses to grow substantially as we continue to invest a significant percentage of our revenues in these activities.

   General and administrative expenses consist principally of salaries and benefits for executive and managerial personnel, as well as expenses for facilities, recruiting, legal services, financial services, and other professional services. We expect these expenses to continue to increase as we expand our operations. In addition, we anticipate that we will incur greater general and administrative costs associated with our reporting obligations as a public company.

   Non-cash stock based compensation expenses consist of the non-cash compensation recorded in connection with the granting of options to employees and non-employees. We recorded expenses of $9,622, $12,047 and $397,238 during the years ended December 31, 1997, 1998, and 1999, respectively, as a result of the issuance of stock options to employees with exercise prices less than the fair market value of our common stock at the date of issuance.

   For the year ended December 31, 1999, we recorded $2.8 million of expense related to the fair value of the options issued to non-employees. Approximately $145,000 of this amount related to services performed during 1999 by non-employees. The remaining $2.6 million resulted from the issuance of an option to a consultant for the purchase of 250,000 shares of common stock with an exercise price of $0.552 per share. These 250,000 options vest upon this individual meeting certain sales goals prior to December 2000 as discussed in the option agreement. We have accounted for these 250,000 options under SOP 96-18 and accordingly recorded an expense using variable accounting for the options through December 31, 1999. Effective February 15, 2000, these 250,000 options were cancelled and we entered into an agreement with the individual to grant 25,000 options, which were immediately vested. He has exercised those options in full.

   We have experienced substantial net losses since our inception due to the significant costs incurred to develop our software and related intellectual property, to recruit and train personnel for our growing operations, as well as other expenses related to the development of our business and brand. We experienced bad debt expense of approximately $1.1 million in 1999. Many of our clients are Internet startup companies with limited resources. We may experience higher levels of bad debt expense in the future. As of December 31, 1999, we had an accumulated deficit of approximately $33.8 million. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, and support and improve operational and financial systems. Accordingly, we expect to continue to incur additional losses for the foreseeable future.

Results of Operations

   The following table sets forth the percentage of total revenues represented by various items of revenues and expenses during the periods indicated:

                                             Year Ended December 31,
                                         -----------------------------------
                                            1997         1998         1999
                                         ---------    ---------    ---------
 Percentage of Total Revenues:
 Revenues:
 Application services...................       8.5 %       36.1 %       22.6 %
 Professional services..................      91.5         63.9         77.4
                                         ---------    ---------    ---------
     Total revenues.....................     100.0        100.0        100.0
 Cost of revenues.......................      69.8         68.2         82.6
                                         ---------    ---------    ---------
 Gross profit...........................      30.2         31.8         17.4
 Operating expenses:
  Sales and marketing...................       0.0         76.5        136.1
  Research and development..............      12.6         67.1         50.1
  General and administrative............      47.6        129.3         94.2
  Non-cash stock based compensation.....       0.4          0.7         35.2
                                         ---------    ---------    ---------
  Total operating expense...............      60.6        273.6        315.6
 Loss from operations...................     (30.6)      (242.0)      (298.4)
 Other income, net......................       0.0         10.0          3.7
 Net loss...............................     (29.9)%     (230.8)%     (294.6)%

Year Ended December 31, 1998 Compared to 1999

   Application services revenues. Application services revenues increased 256.5% from $561,000 in the year ended December 31, 1998 to $2.0 million in the year ended December 31, 1999. The increase reflects the continued development of our direct and indirect distribution channels, as well as our ongoing investment in research and development to enhance our application services offerings. For the year ended December 31, 1998, application services revenues comprised 36.1% of our total revenues, while application services revenues comprised 22.6% of total revenues for the comparable period in 1999. For the year ended December 31, 1998, substantially all of our sales were initial sales to new customers, compared with 65.0% of application services revenues from sales to new clients and 35.0% of our application services revenues derived from ongoing sales or upgrades to existing clients for the comparable period.

   Professional services revenues. Professional services revenues increased 593.4% from $995,000 in the year ended December 31, 1998 to $6.9 million in the comparable period of 1999. This expansion reflects the increased number of deployments of our OneCommerce application software and services.

   Cost of revenues. Cost of revenues increased 572.7% from $1.1 million during the year ended December 31, 1998 to $7.4 million in the year ended December 31, 1999. This increase reflects an increase of $5.6 million in salary and benefits associated with the addition of new employees to staff our Internet Solution Center and network operations center, as well as an increase of $770,000 in investments in infrastructure to support the greater demand for our applications services and professional services. Cost of revenues for application services were $1.6 million during the year ended December 31, 1999, which represents 21.6% of our total cost of revenues. We plan to continue expanding our services capacity through both hiring and infrastructure investments and, accordingly, expect the cost of revenue to increase in absolute dollars and the Company to experience minimal or negative margins during the next several quarters.

   Sales and marketing expenses. Sales and marketing expenses increased 916.7% from $1.2 million during the year ended December 31, 1998 to $12.2 million during the year ended December 31, 1999. The increase in sales and marketing expenses resulted primarily from promotional costs of $3.4 million, and $3.7 million due to an increase in sales and marketing personnel. Full time sales and marketing personnel grew from nine employees as of December 31, 1998, to 54 employees as of December 31, 1999. We plan to continue expanding our sales and marketing organization, and therefore expect our sales and marketing expenses to increase during the next fiscal year.

   Research and development expenses. Research and development expenses increased 350.0% from $1.0 million during the year ended December 31, 1998 to $4.5 million during the year ended December 31, 1999. The increase in research and development expenses was due mainly to $2.4 million related to the hiring of additional personnel and to $1.0 million related to other expenses associated with the development of new products and services, specifically for the development and release of version 3.0 of our OneCommerce software application. Full-time research and development personnel grew from 11 employees as of December 31, 1998 to 38 employees as of December 31, 1999. We plan to continue expanding our research and development organization and expect to increase the dollar amount of expenses in this area.

   General and administrative expenses. General and administrative expenses increased 320.0% from $2.0 million in the year ended December 31, 1998 to $8.4 million in the year ended December 31, 1999. The increases in general and administrative expenses were primarily due to increases in the personnel required to support our expanded operations and larger number of customer related transactions. Our full-time general and administrative personnel grew from 11 employees as of December 31, 1998 to 57 employees as of December 31, 1999. We expect general and administrative expenses to increase in absolute dollar amounts in 2000 as we continue to add personnel to support expanding operations related to the growth of our business and assume the reporting requirements of a public company.

   Non-cash stock based compensation expenses. We recorded stock option related compensation expenses of $12,000 and $3.2 million in the year ended December 31, 1998 and 1999, respectively. These amounts result from (1) the exercise prices of options granted to employees being less than the fair value of our common stock underlying those options on the respective grant dates, and (2) the fair value of stock options granted to non-employees. The increase was primarily the result of our issuance of options to non-employees resulting in

$2.8 million of expense during the year ended December 31, 1999 whereas there were no significant issuance of options to non-employees during the year ended December 31, 1998.

   Other income. Other income increased from $156,000 in the year ended December 31, 1998 to $338,000 in the comparable period in 1999. This change reflects increased interest income due to the greater cash balances held by us during 1999 which were partially offset by a $227,000 loss on the disposition of the Sports Warehouse subsidiary.

Year Ended December 31, 1997 Compared to 1998

   Application services revenues. Application services revenues increased 228% from $171,000 in 1997 to $561,000 in 1998. The increase reflects the results of increased sales and marketing activities, as well as continued development of our application services offerings. For the 1997 fiscal year, application services revenues comprised 8.5% of our total revenues, while application services revenues comprised 36.1% of total revenues during 1998. Substantially all of our sales in 1997 and 1998 were initial sales to new clients.

   Professional services revenues. Professional services revenues decreased 44.7% from $1.8 million in 1997 to $995,000 in 1998. This decrease reflected the ongoing shift in business focus from being a provider of services primarily to government sector clients in our first year of operation to focusing on providing Internet commerce solutions to clients in the commercial sector. Professional services revenues decreased during this period of transition because revenues from new Internet commerce clients had not yet offset the decrease in revenues from government-related clients as we shifted our sales and marketing efforts away from the non-profit sector.

   Cost of revenues. Cost of revenues decreased 21.4% from $1.4 million during 1997 to $1.1 million in 1998. As we continued to shift our focus from serving clients in the non-profit sector towards clients in the commercial-sector, we shifted service-related personnel to the research and development group in order to develop version 1.0 of our OneCommerce product.

   Sales and marketing expenses. We had no sales and marketing expenses in 1997 and $1.2 million of sales and marketing expenses in 1998. The increase in sales and marketing expenses resulted from our initial efforts to develop a sales and marketing organization, as we began the transition from a consulting oriented professional services business to a company focused on developing, marketing and selling Internet commerce infrastructure solutions.

   Research and development expenses. Research and development expenses increased 293.7% from $254,000 in 1997 to $1.0 million in 1998. The increase in research and development expenses was due primarily to the hiring of additional personnel for the development efforts associated with version 2.0 of our OneCommerce software application, which began during the second half of 1998.

   General and administrative expenses. General and administrative expenses increased 109.4% from $955,000 in 1997 to $2.0 million in 1998. The increase in general and administrative expenses was primarily due to increased staffing required to support our expanded operations and customer related transactions and increased professional services costs.

   Non-cash stock based compensation expenses. We recorded stock option related compensation of $9,622 in 1997 and $12,047 in 1998. These amounts resulted from the exercise price of options granted to employees being less than the fair value of the common stock underlying those options.

   Interest income. Interest income increased from a net expense of $1,000 in 1997 to net other income of $156,000 in 1998 due to greater cash balances held by us during 1998.

Quarterly Results of Operations

   The following table sets forth consolidated statement of operations data for each of the eight quarters beginning with the quarter ended March 31, 1998 through the quarter ended December 31, 1999. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. In the opinion of our management, it reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of the information for the periods presented. This statement of operations data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                      Three Months Ended
                          -----------------------------------------------------------------------------
                          March 31, June 30, Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,
                            1998      1998     1998      1998      1999      1999      1999      1999
                          --------- -------- --------- --------  --------- --------  --------- --------
                                                        (in thousands)
Revenues:
 Application services...    $ 158    $ 222    $   82   $    99    $   116  $   353    $   602  $    952
 Professional services..      220      172       436       167        917    1,025      1,634     3,352
                            -----    -----    ------   -------    -------  -------    -------  --------
 Total revenues.........      378      394       518       266      1,033    1,378      2,236     4,304
Cost of revenues........      124      178       324       435        512      819      1,783     4,283
                            -----    -----    ------   -------    -------  -------    -------  --------
Gross profit............      254      216       194      (169)       521      559        453        21
Operating expenses:
 Sales and marketing....       76       69       289       756      1,256    1,937      4,356     4,635
 Research and
  development...........      163      191       310       380        412      898      1,504     1,676
 General and
  administrative........      291      567       507       647      1,000    1,316      2,428     3,689
 Non-cash stock based
  compensation..........        3        3         3         3      1,195      460        891       609
                            -----    -----    ------   -------    -------  -------    -------  --------
 Total operating
  expenses..............      533      830     1,109     1,786      3,863    4,611      9,179    10,609
                            -----    -----    ------   -------    -------  -------    -------  --------
Loss from operations....     (279)    (614)     (915)   (1,955)    (3,342)  (4,052)    (8,726)  (10,588)
 Interest income........       25       19        69        56         50       57        183       323
 Interest expense.......       --       (7)       (2)       (5)        --       --         --       (48)
 Other..................       --        8         1         9          1        1          1      (230)
                            -----    -----    ------   -------    -------  -------    -------  --------
Net loss................    $(254)   $(594)   $ (847)  $(1,895)   $(3,291) $(3,994)   $(8,542) $(10,543)
                            =====    =====    ======   =======    =======  =======    =======  ========

   The increase in application services revenues from the year ended December 31, 1998 through the year ended December 31, 1999 was primarily due to the growing market acceptance of our OneCommerce application software. The declining gross margin during the period from the three months ended March 31, 1999 through the three months ended December 31, 1999 was primarily due to the expansion of our services organization and the support and training provided to channel partners that deploy our software. We anticipate this trend to continue for the next several quarters. The increase in sales and marketing expenses from the three months ended June 30, 1998 through the three months ended December 31, 1999 was primarily due to increases in the hiring of sales personnel and increasing sales resulting in increased commissions and promotional activities. Specifically, during the year ended December 31, 1999, sales and marketing expenses also increased over the June 30, 1999 quarter primarily due to the launch of a significant marketing campaign.

Liquidity and Capital Resources

   Historically, we have funded our operations primarily through the private sale of equity securities. From inception through December 31, 1999, we raised $47.6 million from the private sale of common and preferred stock.

   We used $18.1 million of cash in operating activities during the year ended December 31, 1999. Cash operating losses during the year resulted primarily from discretionary expenditures, including $12.2 million related to sales and marketing expenses, and $4.5 million related to research and development expenses. Changes in working capital items consisted primarily of cash provided by accounts payable, accrued expenses and other current liabilities offset by increases in accounts receivable, and other current assets. We anticipate that these discretionary expenses will increase in absolute dollar terms, and that the mix of discretionary expenses will remain consistant through the period.

   Our investing activities used cash of $6.1 million in 1999. Net cash used in investing activities in this period was primarily the result of capital expenditures for computer and communications equipment, purchased software, office equipment, furniture, fixtures, and leasehold improvements.

   For the year ended December 31, 1999, we estimate that our accounts receivable turnover was 82 days. During the middle of 1999, we provided professional services on which we experienced a high level of bad debts. This increase in bad debts resulted from a substantial increase in sales and specific allowances for two problem receivables. These two problem receivables, totaling approximately $460,000, resulted from either collection problems due to internal changes in our client's management, which we believe are non-recurring in nature, or disputed contract terms. We have implemented, and continue to implement, infrastructure and policies, including enhancement of our credit policy and contracting procedures, which we believe will help mitigate the risk of experiencing significant write-offs in the future, however, we cannot guarantee that these systems and policies will be completely effective.

   Our cash totaled $16.4 million at December 31, 1999. In October 1999, we conducted a final closing of our private placement of Series C convertible preferred stock, raising an additional $2.8 million. Based on our current business plan, we believe that existing cash and cash equivalents, the proceeds from the October private placement, and the proceeds from this initial public offering will be sufficient to meet our working capital and capital expenditure requirements at least through the 12 months following the completion of this offering. During that period, we anticipate continued cash operating losses; and we may need to raise additional funds during this period, and we cannot be certain that we will be able to obtain additional financing on acceptable terms, if at all. If we cannot raise required funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

Quantitative and Qualitative Disclosure about Market Risk

   We do not have operations subject to risks of foreign currency fluctuations or changes in interest rates, nor do we use derivative financial instruments in our operations or investment portfolio. Our long-term debt consists primarily of capital leases which have fixed interest rates ranging from 15.3% to 27.3%. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments and bank certificates of deposit. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus.

Impact of Year 2000

   Many currently installed computer and communications systems and software products are unable to distinguish between 20th century dates and 21st century dates. This situation could result in system failures or miscalculations causing disruptions in the operations of any business. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to comply with such year 2000 requirements.

   Our Year 2000 Testing and Licensing. We have tested all of our products for Year 2000 compliance. The testing method employed was derived from our review and analysis of the Year 2000 testing practices of other software vendors, relevant industry Year 2000 compliance standards, and the specific functionality and operating environment of our Internet software solution. The tests were run on all supported platforms as each version was released, and include testing for date calculation and internal storage of date information with test numbers starting in 1999 and going over into the Year 2000. Based on these tests, we believe our Internet commerce software application to be Year 2000 compliant with respect to date calculations and internal storage of date information.

   In certain cases, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date-dependent data or the ability to create, store, process, and output information related to such data. If any of our licensees experience Year 2000 problems as a result of their use of our OneCommerce products, those licensees could assert claims for damages. Our standard licensing agreement provides that if our products do not perform to their specifications, we will correct such problems or issue replacement software. If these corrective measures fail, we must refund the license fee associated with the non-performing products. Our standard software license agreement limits our liability to the amount of the license fee paid. To date, we have not received any Year 2000 related claims on our products.

   Our Internal Systems. Although we do not have a formal contingency plan to address Year 2000 issues, we worked internally and with third party vendors to assure that we are prepared for the Year 2000. We inventoried our internal software and hardware systems, as well as products and services provided by vendors. These systems include those related to product delivery, customer service, internal and external communications, accounting, and payroll. Nevertheless, we cannot adequately test the Year 2000 readiness of such third parties. The failure of any of these third parties to be Year 2000 ready could result in a deterioration in the performance of our network or other systems, or a complete system failure, which would have a material adverse effect on our business, financial condition, results of operations, and the price of our common stock. Additionally, data service providers who rely on the Internet could face serious disruptions arising from the Year 2000 issue. We are also subject to external forces that might generally affect industry and commerce, such as utility Year 2000 compliance failures and related service interruptions. All of these factors could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

   Clients. The ability of our clients to receive our services depends on the readiness of their computer equipment and the equipment and services of communications and other third party vendors. We do not currently have any information concerning the Year 2000 readiness status of our clients. Any Year 2000 compliance problem experienced by our clients could decrease demand for our products that could seriously harm our business and operating results. If our current or future clients fail to achieve Year 2000 readiness, it could have a material adverse effect on our business, financial condition, results of operations, and the price of our common stock.

   Costs/Contingency Plans. We do not anticipate our expenses for our Year 2000 compliance to be material. However, the cost of developing and implementing a comprehensive contingency plan, if necessary, could be material. We have not developed a contingency plan to address situations that may result if either we or third parties upon whom we rely, are unable to achieve Year 2000 readiness.

Recent Accounting Pronouncements

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position, or SOP, 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires companies to capitalize certain qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. We were required to adopt SOP 98-1 effective January 1, 1999. Management believes that the adoption of SOP 98-1 will not have a material impact on our consolidated financial position or results of operations.

                                    BUSINESS

Overview

   We develop and provide Internet commerce application software and services that enable our clients to rapidly build, grow, and extend their online businesses. The core of our solution is OneCommerce, our application software using eXtensible Markup Language, or XML, an emerging technology standard that was unavailable when early e-commerce software products were developed. We designed OneCommerce for scalable operation on the Microsoft operating platform. OneCommerce enables enterprises to intelligently and dynamically interact with their customers and trading partners over the Internet to exchange information, provide services, and complete business-to-business and business-to-consumer transactions. OneCommerce supports the core business processes required to conduct Internet commerce, including Internet marketing and sales, order processing, and customer relationship and content management. Our innovative use of XML also allows OneCommerce sites to be easily integrated to a wide variety of Internet-connected business applications, online services, and content sources.

   We primarily deliver OneCommerce as an outsourced application service, which shortens our clients' time-to-market and minimizes their need to make substantial investments in the hardware, software, and technical personnel required to support their own Internet commerce Web sites. Clients purchase additional application software licenses and services from us as their site traffic and transaction volumes grow. This business model allows us to benefit from our clients' success. Our clients include mid-sized and large traditional businesses that are deploying e-commerce Web sites to augment their existing sales channels as well as new enterprises that are building Internet-only sales channels. We currently serve over 40 clients from the retail and distribution, media and entertainment, manufacturing, and business services industries.

Industry Background

   The Internet is dramatically changing the way that business is conducted. Companies, their customers, suppliers, partners, and distributors now have the means to more fully automate and extend the reach of their businesses. As a result, Internet commerce is growing exponentially. Forrester Research estimates that revenue from Internet commerce will increase from $43 billion in 1998 to $1.3 trillion in 2003. This anticipated growth will have a profound effect on virtually every industry throughout the industrialized world. Not only have industry giants embraced Internet commerce by allocating large budgets to developing Internet commerce sales channels, but also thousands of pure Internet-based businesses have emerged in just a few years. Internet commerce is progressively eliminating traditional barriers to entry, eroding geographic boundaries, and increasing customer choice and power. Entirely new business models now pose competitive threats to traditional market leaders. These competitive pressures force businesses to continuously advance their Internet commerce capabilities. As a result, businesses require infrastructure solutions to build, grow, and extend their Internet commerce businesses.

 Challenges in Implementing Internet Commerce

   Companies seeking to build or enhance their Internet commerce capabilities face numerous challenges. These include:

  . Need for speed and agility. In the crowded and rapidly changing environment of Internet commerce, companies that can quickly deploy their Internet commerce sites and adapt those sites to changes in business and technology have a distinct competitive advantage.

  . Integrating multiple sales and supply channels. To be effective, traditional businesses migrating to Internet commerce must plan, implement, and adapt their Internet sites while maintaining their traditional business base. For example, manufacturers may decide to sell directly to consumers via the Internet. At the same time, they must retain their relationships with, and provide incentives to, their traditional retailers, who may also develop their own competing Internet commerce strategies. These business-to-consumer and business-to-business interaction models must often be implemented within the same Internet commerce site. In addition, the site must be integrated with multiple systems, suppliers, and partners.

  . Lack of expertise and facilities. Most companies lack the necessary skilled technical personnel to effectively develop and operate their Internet commerce businesses. Additionally, most companies entering the Internet commerce arena do not have the facilities to operate their Internet commerce site at their own locations.

  . Selecting and integrating multiple technologies. Companies must select from a wide variety of software applications to build and maintain a competitive Internet commerce site. These applications are often stand-alone programs produced by different vendors. As a result, they do not integrate and communicate easily with each other, lack a common method for integrating with existing information systems, and are costly to maintain.

  . Risk of obsolescence. Companies need a scalable Internet commerce infrastructure to accommodate greater traffic and adapt to evolving market and technology requirements. Without these capabilities, often referred to as scalability and extensibility, companies face costly and time-consuming rebuilding of their Internet commerce sites, which can result in a loss of market opportunities. According to the Shop.org study conducted by The Boston Consulting Group, the average retail Internet commerce site undergoes a major reconstruction approximately every 20 weeks, and annual site development and maintenance costs average 15% of annual revenue.

  . Justifying Internet commerce investment based on financial return. Deploying and maintaining an Internet commerce site is expensive. GartnerGroup reports that the average cost to develop and launch an Internet commerce site was $1.0 million in 1999. Businesses often incur higher costs of ownership over time due to application upgrades and new technology developments. In order to quantify the investment in Internet commerce and maximize the return on that investment, companies need tools to model and measure the financial performance of their Web site and to assess the likely outcomes of contemplated new sites, changes, and upgrades.

  The Industry's Response

   We believe that two key industry trends are acting to alleviate some of the challenges faced by companies implementing Internet commerce strategies:

  Broad acceptance of standards-based technologies

   A relatively recent standard for Internet commerce has emerged in eXtensible Markup Language, or XML, that defines a universal method for structuring and communicating data via the Internet and between software applications. We believe that XML will be a key enabler for conducting Internet commerce and will ease the burden of systems integration between companies. XML was formally recommended by the World Wide Web Consortium as a standard in February 1998. Since then, a number of industry leaders, including IBM, Microsoft, Oracle, and Sun Microsystems have announced support for XML.

   Unlike HyperText Markup Language, which is the standard currently used in most Internet applications, XML permits data to be coded for content rather than solely for presentation. Descriptive tags are attached to each piece of data so applications can understand the meaning of the data and process it accordingly. This coding difference allows applications to examine and manipulate data contained in a document. This feature eliminates the need for re-keying data and the need for customized programs that translate and format information sent and received across the Internet.

   At the same time, data from independent sources indicates an increasing number of businesses run their business applications on the Microsoft operating platform.

  Outsourcing the operation of Internet commerce sites

   As enterprises conduct more of their business over the Internet, the investment in systems and technical support necessary to provide the functionality and reliability required in today's market environment increases. More businesses are turning toward a new breed of service provider for Internet application outsourcing services. For a monthly fee, these providers, commonly referred to as application service providers, provide clients the functionality they require, together with agreed-upon levels of reliability and scalability through an established, sophisticated technical infrastructure and staff. Application service providers run software applications for their clients on closely monitored, centralized facilities equipped with software to manage site capacity and backup communications lines and power. By using an outsourced service such as an application service provider, a company can improve its time-to-market without making the substantial initial and ongoing investment in technology and support staff necessary to support a technology-enabled business process. International Data Corporation estimates that worldwide spending on high-end outsourced applications will grow from $150.4 million in 1999 to $2 billion by 2003, a compound annual growth rate of 91%.

  The market opportunity for managed Internet commerce application software

   In recent years, software vendors have introduced a range of applications for Internet commerce sites for one or more functions. These functions include tasks such as personalizing the content of a site to the profile of the visitor, processing orders, providing online customer service, monitoring the traffic through a site, and providing reports about the performance of the site. These applications have met some of the challenges of Internet commerce businesses because they offer functionality that is specifically relevant to Internet commerce. International Data Corporation projects that the Internet commerce application market will grow from $444 million in 1998 to $13 billion in 2003, a 96% compound annual growth rate.

   Despite the growth of the Internet commerce applications market, we believe the majority of applications do not address all the critical needs of Internet commerce businesses. Few of these applications are designed to take full advantage of the emerging XML standard or the efficiencies of Microsoft Internet technologies. In addition, most existing applications were not designed to be offered to customers on an outsourced basis by application service providers. We believe that businesses requiring Internet commerce solutions have recognized these trends in the market. We expect that they will seek to purchase applications that offer an integrated solution for their Internet commerce software requirements, both now and as their Internet commerce businesses evolve. Further, we believe that many Internet commerce businesses will choose to purchase their Internet commerce solutions on an outsourced basis to reduce their initial expenditure and to take advantage of the expertise and facilities of application service providers. Lastly, we believe that many purchasers of the early generation products on the market today will seek to replace these products to improve the financial performance of their Internet commerce sites.

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

The OneSoft Solution

   OneSoft provides Internet commerce application software and managed services, collectively called application services, to businesses seeking to conduct business-to-business and business-to-consumer transactions via the Internet. Our solution provides businesses the infrastructure to rapidly build, grow, and extend their Internet commerce businesses, which assists them to generate revenue, reduce costs, and optimize the value of their Internet commerce sites. We believe that our solution provides the following advantages to our clients:

  . Comprehensive integrated Internet commerce application suite. The core of our solution is our software application, OneCommerce. It provides integrated functionality in the critical business processes of Internet commerce: personalized marketing and selling, order processing, customer care, decision support, and integration with partners and suppliers. This comprehensive solution eliminates the time and expense of integrating and maintaining multiple technologies from different vendors. The integration of these functions within one software solution also facilitates the capture of extremely detailed information about Web site visitor behavior. With that knowledge, businesses can improve customer acquisition and retention rates, resulting in increased sales. Businesses can also use this information to model and assess likely outcomes and financial results of potential site changes and upgrades.

  . Internet application architecture designed for delivery on an outsourced basis. We designed our software architecture to support outsourced delivery by our channel partners, such as application service providers and other Internet hosting companies, and by our Internet Solution Center. Our architecture enables our channel partners to implement a scalable and extensible managed service offering for their clients. This outsourcing model reduces the expense and risk for clients to launch and manage a fully operative Internet commerce site. This approach also allows clients to leverage our expertise and facilities as well as those of our channel partners rather than investing in additional personnel and technical resources.

  . XML-based architecture. OneCommerce is the first Internet commerce software application based entirely on XML for both internal sharing of data between system components, and external system-to-system communications. This use of XML provides the capability to easily integrate new functions and technologies, as well as to extend existing ones, without expensive site reconstruction or system modifications. We achieve this extensibility as a result of our component-based application software design and use of XML. Each of the components can be independently modified while still properly interacting with all other components in the system.

  . Software optimized to leverage widely-used Microsoft Internet technologies. OneCommerce is specifically designed to work with Microsoft operating systems and related Microsoft Internet software. This aspect of our design allows our clients to build on their existing technology investments. Our clients also benefit from Microsoft's multi-billion dollar investments in software research and development, while capturing the price-to-performance advantage of Microsoft's Internet software platform.

  . Managed services for Internet commerce. As additional support for Internet commerce businesses, we provide a broad array of services necessary to manage a Web site, through our channel partners and through our Internet Solution Center. We offer software applications management and provide technical support. In addition, we can provide hosting services and Internet connectivity. We also enable Internet commerce transaction services such as payment processing and order fulfillment.

The OneSoft Strategy

   We are a pioneer in bringing new Internet commerce solutions to market and in developing new services to deliver those solutions. Our objective is to provide the software infrastructure that supports a leading share of commerce conducted over the Internet. We believe we can become a leading provider of Internet commerce software and services through the following strategies:

   Leverage new modes of application delivery via the Internet. We have designed OneCommerce to be delivered either as a licensed software application to clients for on-site use or as an application service offered by us or a wide range of our partners. We believe that an application service will address the key challenges faced by Internet commerce businesses: time-to-market and startup costs. Accordingly, we believe that most Internet commerce software applications will be offered as a service in the future. On December 9, 1999, we announced a major strategic alliance with the world's leading Internet professional services company, MarchFirst (formerly known as USWeb/CKS), to provide our Internet commerce applications as an outsourced service. We believe we can leverage the outsourcing capabilities of our software architecture, and alliances such as our relationship with MarchFirst, to generate additional sales of our application services.

   Expand sales presence and market coverage through direct sales and strategic alliances. We intend to expand our direct sales presence and support services across the United States and in major international markets. In addition, we plan to strengthen our distribution efforts by forming additional alliances with leading providers of complementary software and services. These include application service providers, systems integrators, Web design firms, and Internet strategy consulting firms. We expect to cultivate these relationships and others like them to:

  . leverage our sales and marketing efforts for increased lead generation and revenues from a larger base of clients;

  . increase the number of trained professionals who can perform implementation and application management services for clients, thereby increasing the potential distribution volume of our software;

  . gain business expertise in targeted industries to assist clients with site implementations and to provide input for solutions development; and

  . obtain technical expertise for developing new software functionality and capabilities.

   Broaden our range of application functionality and services. We currently offer functionality for the critical processes of Internet commerce. We intend to add new functionality such as support for Web sites that act as marketplaces for interest-specific products and content, and offer additional value-added services such as automated outbound targeted marketing campaigns. We expect to implement our expansion through internal development, partnerships, and strategic acquisitions.

   Focus on delivering economic success to our clients. We believe that we have identified several key indicators, or metrics, of financial performance for Internet commerce sites. We incorporate in our Internet application software the ability to track, analyze, and customize these performance metrics. We plan to continue to focus on performance metrics as Internet commerce evolves. Based on these metrics, we will continue to develop tools and techniques to evaluate Internet commerce business opportunities and performance. We plan to extend our existing analytical software capabilities to provide interactive decision-making models that forecast potential return based on different Web site configurations and features. In addition, we expect to continue to prioritize our software development efforts based on areas we identify as providing the most significant contributions to the financial success of Internet commerce businesses in order to promote our clients' and our own competitive advantage.

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

Products and Services

   We offer our clients a broad array of application software and services that enable them to rapidly build, grow, and extend their Internet commerce businesses. We provide these application services directly through our Internet Solution Center, as well as through a growing number of partners supported by our Internet Solution Center. We also focus on combining application software and services into packaged solutions for delivery by our distribution partners. We typically charge for application services based on the amount of computing capacity, or number of processors, required to support a specific volume of concurrent site visitors and transactions.

   Our application software and services are described below.

   OneCommerce

   OneCommerce is our application software that gives companies the power to deploy, manage, and grow all aspects of their Internet commerce business. In December 1999, the world's leading Internet professional services company, MarchFirst (formerly known as USWeb/CKS), selected OneCommerce to provide an end-to-end hosted Internet commerce service to its customers. Microsoft Corporation, one of the foremost innovators in the development of Internet technologies, recommends OneCommerce as an outstanding choice for companies deploying large-scale Internet commerce businesses. In addition, service firms that implement Internet commerce solutions voted OneCommerce "Best New Product" at the 1999 Breakaway Xchange Conference, sponsored by CMP Media, Inc., a leading high technology publishing firm.

   We have designed OneCommerce to provide our clients the advantages of flexibility, extensibility, and scalability as their Internet commerce businesses grow and evolve. OneCommerce achieves these attributes by separating critical application functions into independent components that can be easily arranged and modified, while remaining fully integrated, through our innovative use of XML. This enables OneCommerce to be quickly adapted to many business-to-business, as well as business-to-consumer, models. The OneCommerce software framework and product features are described below:

[CHART APPEARS HERE]

The graphic below illustrates the OneCommerce software framework. The graphic diagrams how the four major areas of OneCommerce interact with each other. The four major areas- Intelligent Customer Interactions, Internet Business Optimization and Control, Business Systems Integration, and OS.XML-are depicted as layered bars demonstrated the interaction between the areas. Detailed functional capabilities are displayed for the Intelligent Customer Interaction and the Business Optimization and Control areas. These elements are shown as a series of rectangular boxes stacked in two parallel columns around a tall rectangle called e-business Intelligence. On either side of the large box are icons that represent online customers and partners, and business management.

   The core technology of OneCommerce is comprised of four major areas: (1) Intelligent Customer Interactions; (2) Internet Business Optimization and Control; (3) Business Systems Integration; and (4) OneSoft Internet Commerce Vocabulary called OS.XML. These areas are described in detail in the following sections.

   Intelligent Customer Interactions. OneCommerce intelligently manages interactive sessions conducted with Web site visitors and with information systems on the Internet. Our application software tailors the navigational choices available to site visitors based on their preferences and recent site activity, as well as the financial objectives of the Internet commerce site. The ability to conduct personalized interactions with site visitors, which we refer to as an interaction model, creates a customized site experience for the site visitor. Using a variety of techniques, these models dynamically route visitors towards revenue-generating activities on the site. Each interaction model can dynamically combine any of the functionality provided by the OneCommerce application. OneCommerce-powered sites can simultaneously support multiple types of site visitors from the same Web site. For example, a single Web site using OneCommerce can simultaneously support large numbers of unique interactions with different types of retail consumers, wholesalers, and other business partners. Current functional capabilities include:


  OneCommerce Functionality                  Summary of Business Capabilities
                               . Present any type of customer with any type of
                                 merchandising content. This includes product descriptions, articles, banner advertisements, links to related sites,
                                 and community features such as chat rooms.
 Content Management            . Organize, store, and manage any type of Web content that can be defined using XML and stored in a database.
                               . Structure and arrange the Web site with unlimited
                                 variations based on affinity profiles.
                               . Develop and test content changes prior to moving those
                                 changes to the active Web site.

--------------------------------------------------------------------------------
                               . Gather and store customer information provided by the
                                 customer.
                               . Create and continually update profiles based on site
                                 activity using proprietary algorithms, called affinity
                                 profiles.
 Targeted Marketing and        . Present up-sell and cross-sell promotions to customers
 Site Personalization            once they have selected products to review.
                               . Target and personalize the presentation of products and
                                 content to site visitors based on their individual
                                 affinity profiles.

--------------------------------------------------------------------------------
                               . Allow site visitors to exchange information and
                                 communicate directly by participating in online bulletin
                                 boards, chat sessions and group discussions, conferences,
                                 and events.
 Community                     . Collaborate with site users in the creation and
                                 publication
                                 of site content.

--------------------------------------------------------------------------------
                               . Create an order of multiple products and services from the same Web site for visitors.
                               . Determine availability of products for sale by accessing inventory records in real time.
                               . Input and process customer payment information in real-
 Sales and                       time to complete a sales order.
 Order Processing              . Create, save, process, and track multiple orders for each customer.
                               . Simultaneously support business-to-business and business-
                                 to-consumer sales interactions within the same Web site.

--------------------------------------------------------------------------------
                               . Enable client personnel to engage in online interactions with site visitors.
                               . Manage personal account profiles, submit online inquiries, and register comments and complaints at any point during
                                 the buying process.
 Customer Account and          . Deliver self-service order tracking and customer account
 Relationship Management         and profile maintenance.
                               . Maintain detailed records of a customer's interactions
                                 over
                                 multiple visits to the site.

--------------------------------------------------------------------------------
                               . Define and create custom application functionality for an
                                 Internet commerce site.
 Application Customizations    . Carry forward modifications when clients upgrade to new
                                 releases.

   Internet Business Optimization and Control. OneCommerce provides the ability to monitor and report business performance metrics such as total number of visitors and visitor-to-order conversion rates. This capability enables non-technical business managers to make frequent and rapid site adjustments to improve business performance. These changes are made through easy-to-use, Web-based workstations, called Role-Centric Workstations. Most application software alternatives limit business managers to making minor modifications such as creating a new sales promotion. OneCommerce allows managers to make substantive changes in their Internet business model without redesigning or reprogramming the Web site application code, thereby saving significant time and cost. Descriptions of the standard Role-Centric Workstations provided with OneCommerce are listed below:


 Role-Centric Workstation            Summary of Site Management Capabilities
                          . Provide a personalized location where site managers tailor their use of Role-Centric Workstations.
                          . Maintain the account structure and profile of management users.
  OneWorkstation          . Modify capabilities from one or more of the Workstations to suit a particular business role.
                          . Tailor Workstations to support customized application
                            functionality.

--------------------------------------------------------------------------------------
                          . Define, create, edit, and delete site content.
                          . Provide "drag and drop" capability to create bundles of
                            products or content, and define product features.
  ContentStation          . Manage product inventory, administer shipping and handling charges, and implement taxation rules on products and
                            services.

--------------------------------------------------------------------------------------
                          . Provide real-time access to site performance and financial metrics.
  CommandStation          . Present site performance and financial information to
                            business managers through comprehensive and flexible
                            reports.

--------------------------------------------------------------------------------------
                          . View customer and market segment profiles.
  MarketStation           . Create up-sell, cross-sell, and targeted merchandising
                            programs.
                          . Create and target promotions and discounts based on both product categories and customer profiles.

--------------------------------------------------------------------------------------
                          . Process customer inquiries and quickly resolve order
                            issues.
  SalesStation            . Provide real-time searching and updating of specific
                            customer orders, including payment authorization, shipping information, order and item level details, and returns
                            processing.
                          . Tracking, updating, and processing of customer online
                            inquiries.

--------------------------------------------------------------------------------------
                          . Create and maintain structure for customer account
                            profiles and access privileges.
  AccountStation          . Provide real-time updating and modification of accounts in response to customer inquiries.

--------------------------------------------------------------------------------------
                          . Create and maintain Workstation user profiles.
  AdminStation            . Control permissions and authority to make changes to
                            various parts of the site.
                          . Tailor Workstations to support combinations of roles and responsibilities in individual Internet commerce
                            businesses.

   Business Systems Integration. OneCommerce incorporates a flexible framework of XML-based application programming interfaces. This framework represents an XML vocabulary for Internet commerce, which we call OS.XML. Our framework supports the integration of software applications, content and data sources, and value-added services. Benefits include ease of information formatting, presentation, and communication between systems. OneCommerce provides prepackaged connectors to integrate with leading business application systems and services. These can include:

  .  business applications like enterprise resource planning;

  . content sources, such as corporate databases, streaming audio and video, or streaming news feeds;

  . Internet-based services such as the OrderTrust network for order and payment processing, and SkyAlland Marketing for outsourced customer service; and

  . other Internet commerce sites including retail sites, online malls, corporate purchasing sites, and business-to-business trading exchanges.

   OS.XML: The Vocabulary of Internet Commerce. OS.XML is a flexible data representation of content types, rules, and transactions required for Internet commerce. OneCommerce was designed to easily support integration to external systems, services, and data sources through its unique use of XML. OneCommerce software components, called Connector Components, are used to translate formatted data into OS.XML files when received from or sent to sources outside OneCommerce. OneCommerce can combine site graphics, navigation, and functionality with any form of data using OS.XML. OS.XML information can be manipulated by any of the components within OneCommerce without additional formatting. As a result, OneCommerce can support and interact with any number of XML vocabularies developed for specific business processes or industries. Examples of these are Ariba's cXML, CommerceOne's Commerce Business Library, Microsoft's BizTalk, the Universal Commerce Language and Protocol, known as UCLP, as well as OneSoft's own OS.XML.

 Our Internet Solution Center

   Our Internet Solution Center supports distribution, deployment, and operation of our software. The Internet Solution Center combines managed application and transaction services, "best practices," and software applications into packaged service offerings that lower a business' cost of entry into Internet commerce and accelerates their time-to-market. The Internet Solution Center plays a critical role in the expansion of our distribution programs by delivering deployment, sales training, and technical support to partners, allowing them to quickly and effectively market and implement our solutions. By supporting a completely outsourced solution, the Internet Solution Center offers our clients, both directly and through our partners, a cost-effective approach to building and operating their Internet commerce business. The services provided by the Internet Solution Center are broken into three categories: application software outsourcing services, transaction services, and professional services.

   Application Software Outsourcing Services. For monthly fees and service-term commitments, mid-to-large sized businesses and our distribution partners can obtain comprehensive outsourced Internet commerce services and infrastructure through our 24 x 7 x 365 network operations center, as well as application management services. Our application software outsourcing services include the following:

  . Network Operations Services provide partners and clients with outsourced system services, including secure facilities, hardware, configuration and maintenance, high speed Internet connectivity, and network infrastructure.

  . Application Management Services provide partners and clients with the installation, ongoing monitoring, and proactive maintenance of the OneCommerce software application, Microsoft Internet technologies, and complementary software applications. We provide these application management services to partners and clients from our network operations center or through our application service provider partners.

  . Support Services provide partners and clients with technical support, and routine software maintenance services. Our staff manages issue resolution through a carefully prescribed support process that serves both clients and partners. We also distribute electronic software updates that keep partners and clients current with the latest version of OneCommerce.

   Transaction Services. Our transaction processing capabilities provide reliable, secure, and efficient options for processing a variety of Internet commerce transactions. Through our partners, we currently offer two categories of transaction services:

  . Payment Processing Services support our Internet commerce partners and clients with the ability to accept and process most major payment card transactions, electronic fund transfers, or other types of financial transactions.

  . Order Processing and Other Transaction Services enable our partners and clients to accept and process order transactions, including monitoring and reporting status, supplier relationships, and fulfillment and distribution.

   Professional Services. Our Internet Solution Center provides Internet commerce strategy and deployment services to our partners and clients. Partners and clients benefit from professional services expertise at every stage of the systems lifecycle and training in each discipline as well.

  . Strategy Services provides partners and clients with the tools and knowledge, called an Internet Commerce Opportunity Assessment, to assess and plan their Internet commerce initiatives from a financial, competitive market analysis, and business process perspective.

  . Deployment Services provides partners and clients with experienced solution development, creative design, and application integration to deploy OneCommerce software using our Rapid Solutions Deployment methodology, which facilitates the successful and consistent deployment of our comprehensive Internet commerce solutions.

  . Solutions Management provides partners and clients with project management, quality assessment, and best practices to ensure initial and ongoing success of a business' Internet commerce initiative. Partners and clients benefit from the best practices of this group and the service it provides to augment their post-deployment, in-house capability as an outsourced full-service technology partner.

  . Educational Services provides training to our partners to effectively sell, deploy, and support our OneCommerce solution. We also educate our Internet commerce clients to implement their own OneCommerce solutions. Each of our training courses offers evaluation and certification testing. We incorporate best practices into our curriculum from product development, professional services, sales and marketing, and managed services groups to provide a quality experience that provides concentrated product learning and actual sales and deployment scenarios. As of February 29, 2000, 168 partner associates have completed initial training.

Sales and Marketing

 Sales Strategy

   We market and sell our application services through both direct and indirect sales channels. As of February 29, 2000, our sales organization was comprised of 46 individuals all of whom were based in North America, including 12 business development directors and 25 inside sales personnel, all of whom carry quotas. Our main sales office is located at our headquarters in McLean, Virginia. We also recently opened sales offices in Los Angeles and New York City. Our sales cycle takes an average of four months to complete. Our sales team collaborates with prospective clients to determine their requirements for a proposed Internet commerce solution, which can then be incorporated into one or more detailed technical product reviews.

   A key element of our strategy is to leverage our channel and alliance partners for the distribution of our application services. We target mid-to-large sized companies and new businesses planning to use the Internet as a significant business channel. We primarily target companies in the retail and distribution, media and entertainment, manufacturing, and business services industries.

   An additional element of our strategy is expansion of our international activities. We currently market and sell our products primarily in North America. We intend to broaden our presence in international markets by developing an international sales force, leveraging current strategic partners with global presence, and by entering into additional distribution agreements. We expect to open sales offices in London and Miami within the next 12 months.

 Marketing Strategy

   As of February 29, 2000, we had 14 employees engaged in a variety of marketing activities, including strategy development, corporate and product marketing, market research, and market launch. We use a broad mix of programs and target our efforts in areas including:

  .  brand-building and marketplace awareness;

  .  generating and developing client leads;

  . educating the market on the advantages of OneSoft's application services;

  . utilizing our strategic partnerships and major clients to endorse our solution for target markets; and

  . building and enhancing relationships with press, media, and industry analysts.

   We produce a variety of materials, including brochures, white papers, presentations, and demonstrations, as well as managing several corporate Web sites. We leverage our strategic partners in our efforts through joint marketing activities.

Channel and Alliance Partners

   A key element of our strategy is to establish strategic alliances to assist us in marketing, selling, and developing client Internet commerce systems. These relationships help to increase market penetration of our application service offerings. We develop and maintain significant working relationships with vendors that we believe will contribute to our ongoing success. These relationships fall into four categories: strategic alliances, application service providers, systems integrators, and complementary solution vendors.

   We work closely with these partners and intend to continue to develop relationships of this nature. Our strategic alliances are managed by a team of partner managers. As of February 29, 2000 there were nine individuals recruiting, qualifying, and supporting the OneSoft alliance partners.

 Strategic Alliances

   In April 1999, we formed a partnership with Microsoft Corporation creating the OneSoft Commerce Partner program for Microsoft Certified Solution Providers. We created this program to enable a limited number of the over 15,000 Microsoft Certified Solution Providers worldwide to distribute our application services. As part of this partnership, we co-market with Microsoft the combined solution of OneSoft and Microsoft products. We are currently training and certifying OneSoft Commerce Partners on the sale and deployment of our OneCommerce Internet commerce software application and enabling services.

   In December 1999, we announced the formation of an alliance with MarchFirst (formerly known as USWeb/CKS), the world's leading Internet professional services firm. Our alliance enables MarchFirst to deliver a packaged Internet commerce infrastructure solution in a hosted environment that will also include enterprise resource planning services for Internet commerce businesses, customer relationship management, and knowledge management. This strategic alliance enables us to reach a wider group of customer opportunities based on MarchFirst brand recognition and market share in the industry.

   OneCommerce is optimized to operate on the Compaq Distributed Internet Server Array architecture and we belong to the Compaq NonStop e-Business Alliance. Through this program, our development team continually works jointly with Compaq to increase the performance and scalability of our Internet commerce architecture. This program provides access to partners and distribution channels to some of the largest companies in the world that are using Compaq as their preferred hardware vendor.

 Application Service Providers

   We partner with application service providers and Internet hosting providers such as MarchFirst and Exodus Communications to support the industry trend toward delivering software as a service. Our Internet Solution Center provides partners with training, deployment tools, and support. These application service providers also provide businesses with direct client support, end-user support, and maintenance services from a central point of contact. This eliminates the need for businesses to develop or acquire software and hardware or employ technical personnel to support this system.

 Systems Integrators

   We partner with a broad range of systems integrators to deliver services to our clients. They are required to maintain a level of proficiency in our products. Through our OneSoft Commerce Partner program, systems integrators receive deployment training, sales and deployment tools, packaged solution templates, and other support necessary to become proficient implementers of our application software.

   Set forth below is a list of systems integrators with which we have relationships:

       AppNet, Inc.
       Compaq Computer Corporation
       Compass Technology Management
       Digital Boardwalk
       International Software Solutions, Inc.
       M1 Software
       Proxicom, Inc.
       Sierra Systems
       SoftNet Systems Corporation
       Surebridge

 Complementary Solution Vendors

   We partner with vendors that have complementary Internet commerce product and service offerings in order to support the delivery of comprehensive solutions to our clients. We support these partnerships through a combination of joint marketing, training, and development. These vendors have developed software or services that address elements of Internet commerce infrastructure needed by a particular industry or for a particular business process.

   Set forth below is a partial list of organizations with which we have relationships:

   AB&C Group          Direct response, physical fulfillment, and warehousing
                       service provider
   OrderTrust          Network-based order and payment processing provider
   Smith-Gardner       Direct marketing and catalog marketing enterprise
                       resource planning customer management software
                       application provider
   SkyAlland Marketing Customer loyalty management outsourced service provider

Clients

   Our clients include both traditional "bricks-and-mortar" companies and Internet-only companies in the retail and distribution, media and entertainment, manufacturing, and business services industries. The following table is a representative list of clients as of February 29, 2000 who have licensed OneCommerce or its predecessor products, and who have contracted for services in an amount totaling at least $50,000.

      Retail &                            Manufacturing &
    Distribution    Media & Entertainment     Services     Business Services
------------------  --------------------- ---------------- -----------------
Alloy Online        Eruptor Entertainment Maytag             Ehomes
Allpets.com         Phillips Publishing   ETRAV              FoolMart, LLC
ePhones.com                               SmartCruiser.com
Espanol.com
Mark Group
SpaConcepts
WeightWatchers.com

   A small group of clients has accounted for a large portion of our revenues in both 1998 and 1999. The following table lists our clients representing 10 percent or more of our revenues in 1998 and 1999:

                                                                    Year ended
                                                                   December 31,
                                                                       1998
                                                                   -------------
   Client                                                          % of Revenues
   ------                                                          -------------
   Alloy Online, Inc. ............................................     20.2%
   W.K. Kellogg Foundation........................................     18.3%
   Spirit Channel.................................................     12.8%
   KPMG...........................................................     12.2%

                                                                    Year ended
                                                                   December 31,
                                                                       1999
                                                                   -------------
   Client                                                          % of Revenues
   ------                                                          -------------
   ePhones........................................................     18.5%
   The Mark Group.................................................     12.7%
   espanol.com....................................................     11.7%

 Case Studies

   The following case studies illustrate the challenges faced by representative clients in deploying their Internet commerce applications, and the benefits derived from using OneCommerce. In each case, the client licensed our application software, contracted for outsourced application services, and used the services of our Internet Solution Center to launch their Web site and integrate their site with their internal business systems.

   Alloy Online, Inc. Alloy Online, www.alloy.com, provides online communities, content, and commerce to Generation Y, the 56 million Americans between the ages of 10 and 24 who account for more than $250 billion of annual disposable income. Alloy markets its products to this influential generation through the Internet and mail-order catalogues.

   As Alloy's business became more complex, Alloy was forced to look for a replacement for its original Internet commerce solution. Its legacy Internet infrastructure software had neither the scalablility nor flexibility to meet its changing business needs. Alloy also wanted to reduce the time its executives spent addressing technical issues, allowing the company to execute on its business model.

   OneSoft replaced Alloy's system with a comprehensive software solution provided on an outsourced basis. OneCommerce's extensible architecture provided the direct marketing, customer support, and business content management capabilities required to support Alloy's growing community and commerce demands. This comprehensive solution provided the Internet commerce infrastructure that Alloy used as it became a leader in its industry by creating a Generation Y portal with 1.6 million registered users.

   ePhones. ePhones, www.ePhones.com, is an online provider of wireless products and services. ePhones was formerly known as Totally Wireless, a "bricks-and-mortar" seller of wireless phones and products that wanted to move its business online.

   ePhones sought an Internet commerce solution that would allow it to provide customers with products from over 43 carriers and rate plans with over 100,000 different phone/rate combinations. The solution it desired needed to support dynamic pricing, an enhanced, geographically calibrated search feature, a help feature that would allow customers to search for the best prices available, a personalization feature that would support up-sell and cross-sell opportunities, and multiple customer interaction capabilities.

   OneSoft provided comprehensive software supporting direct marketing, selling, and customer support. ePhones, then branded as Totally Wireless, went online using our OneCommerce solution in May 1999. OneSoft's solution provided the flexibility to manage content and the complexity of the product offerings. The cross-selling ability of OneCommerce was particularly important because of the multitude of features that accompany each product. In the first three months online, sales increased by 36% and site traffic jumped 82%.

   In addition, the extensibility inherent in OneCommerce enabled ePhones to completely re-brand its business without tearing down and rebuilding the existing Totally Wireless site.

   SmartCruiser.com. SmartCruiser.com, www.smartcruiser.com, is the first online cruise site with a booking engine that offers consumers the lowest price on a wide variety of cruise vacations from fourteen leading cruise lines.

   SmartCruiser.com required a solution that provided its customers the convenience and efficiency of researching a wide variety of cruise vacations by date, destination, and cruise line, as well as the ease of purchasing their cruise vacation online.

   SmartCruiser.com contracted with us for our OneCommerce application software and managed services. Our Internet Solution Center delivered the site in less than 90 days, and manages site operations on an outsourced basis. Using OneCommerce, SmartCruiser.com created a catalog of cruise offerings, established an Internet-based target marketing and sales program, and streamlined the reservations process. The site also integrates to multiple systems from various airline, hotel, and cruise companies and enables SmartCruiser.com to use Role-Centric Workstations to update site content.

   SmartCruiser.com has quickly grown its online business by using OneCommerce. The number of site hits increased 295%, and the number of unique users increased 127% in the first five weeks. In addition, the number of return users increased 100% in the first six weeks.

Competition

   Our competitors vary in size, in the scope and breadth of their products and services, and in their technical, financial, and human resources. We have three primary sources of competition:

  . in-house development efforts by potential clients and systems integration firms that build very customized solutions using development platform application server products;

  . Internet application software vendors such as Art Technology Group, BroadVision, InterWorld, OpenMarket, and Vignette; and

  . vendors of platform application server products, such as IBM and the Sun-Netscape Alliance.

   In addition, we face potential competition from vendors of other Internet commerce software applications as they expand the functionality of their product offerings. These vendors may include Allaire Corporation and other vendors of software designed to enable Internet commerce or management of customer relationships.

   Our principal competitive advantages include:

  .  an innovative use of XML;

  .  software designed for delivery on an outsourced basis;

  .  software designed to leverage Microsoft Internet technologies; and

  .  a comprehensive sell-side e-commerce solution.


   Many of our competitors have substantially greater capital resources, research and development programs, sales and marketing forces, and customer bases to whom they can sell their products and services. We may not be able to maintain our competitive position against current and potential competitors.

Technology

   We designed OneCommerce specifically for Internet commerce using a component-based architecture that operates on Microsoft Internet technologies and Compaq's Distributed Internet Server Array hardware configuration.

   OneCommerce components communicate using our own version of eXtensible Markup Language, or XML, which we call OS.XML. This unique application of XML simplifies integration to external systems, preserves information during transaction processing, and protects technological investment by allowing the system to be cost effectively modified over time.

   The OneCommerce architecture enables sites to cost-effectively scale to meet increasing site user traffic and transaction activity. It also provides a reliable foundation for delivering outsourced Internet commerce application software.

The Fundamental Elements of Internet Commerce -- a Component Based Architecture

   The OneCommerce architecture has been designed to support any Internet commerce interaction between an online customer or partner and an Internet commerce business. This architecture is based on five essential elements:

                  The OneCommerce Component-Based Architecture

[GRAPH APPEARS HERE]

The graphic below illustrates the OneCommerce Component-Based Architecture. The components called Presentation, Interaction, Transaction, Integration and Information are displayed in a column of separate boxes. Arrows between the boxes illustrate how they interact with each other and external systems and databases. The external systems are displayed on the right side of the graphic. The Integration Component is displayed as the Connector Component boxes in the graphic.

   In order to effectively conduct Internet commerce, an Internet commerce solution must address all five of the above elements. In typical Internet commerce solutions, however, these elements are not separated as discrete components that can be individually modified or combined. This limits the ability to support the varying and emerging business process requirements of Internet commerce.

   We believe we have overcome this problem by designing a software architecture that both separates these five essential elements and provides Internet commerce businesses with a framework within which the elements and components can be modified and combined in any way. We describe below the five elements, how they work, and their benefits.

   1. Presentation. Presentation Models control how information and interactive site options are displayed to Web site visitors. Presentation Models capture the information to be processed and return results to the visitor based on his or her affinity profile. Presentation Models are written in the eXtensible Stylesheet Language, and can reference existing files written in any number of other program languages. The eXtensible Stylesheet Language translates OS.XML data for presentation and interprets site input data into OS.XML for processing. Unlike most alternative Internet commerce solutions, OneCommerce can format and deliver the same information for separate and proper display on PC screens, wireless devices, cellular phones, or printers.

   2. Interaction. Interaction Models allow Internet commerce businesses to define and control interactions with online users and remote systems based on a combination of the visitor or system's affinity profile and the business objectives of the client. Most existing Internet commerce solutions are limited by preprogrammed online customer interactions, but OneCommerce allows businesses to differentiate and evolve their sites based on online customer experiences. Interaction Models are written in industry-standard scripting languages, including Java Script or VisualBasic Script.

   3. Transaction. Transaction Components provide application functionality in our transactional format. The functionality supported includes searching, controlling access, processing payments, profiling, and targeting product and content offers. These components process data stored in either OneCommerce or external data sources to complete actions requested by online visitors or remote systems. Transaction Components do not perform data access themselves, but rather process OS.XML data provided by Information or Connection Components. This means that new functionality can be easily added as new Transaction Components without requiring modifications to the data sources or any of the other OneCommerce components as long as the new component can receive and send formatted OS.XML. In contrast, most existing solutions make it difficult to expand the site's functionality without costly modifications to the site or its underlying databases.

   4. Integration. Connector Components make the data and functionality of external systems available to OneCommerce and vice versa. These components interact with all external services, systems, and data repositories through the communication of data and instructions in OS.XML format. By receiving and transforming data from external business systems to OS.XML, the Connector Components make the data immediately accessible to all components within the OneCommerce application, eliminating the time and cost of complex application integration.

   5. Information. Information Components store and manage all data and data definitions utilized within the OneCommerce system. These components support a standard set of functionality accessed via the Transaction Components and are responsible for data and data definition management and storage. Information Components essentially transform into OS.XML data extracted from and inserted into standard Open DataBase Connectivity, or ODBC, compliant databases and data sources. By using Information Components to perform this transformation, storage, searching, and retrieval of information can be optimized for performance on individual databases while still leveraging OS.XML within OneCommerce. Information Components are optimized for Microsoft's SQL Server 7.0, however they can operate on any database compliant with the Open DataBase Connectivity standard, again simplifying the process if integration with alternative external databases is required.

Technology Foundation for Outsourced Applications

   Transactional Internet Application Architecture

   OneCommerce is a transactional system. This means that rather than locking an online customer to the same server for the duration of his or her session, OneCommerce can treat every request or "click' as a distinct transaction. OneCommerce can process these transactions across multiple servers while recognizing that they collectively comprise a single site visitor session. The transaction record is stored safely in a secure database, and if the customer interacts with a different server for the next 'click', the customer's session information is immediately accessible on the new server. This has a number of advantages for operating an Internet commerce site in an outsourced environment.

  . Any customer interaction can occur on any server and customers can be directed to the server with the least load for every individual transaction or "click';

  . User requests are evenly distributed across all available servers utilizing hardware more efficiently;

  . Customer session data is stored in a secure database and is instantaneously restored in the event of transaction or hardware failure; and

  . Detailed activity logs are created which improve the accuracy and value of financial reporting and analysis.

   Industry Standard Platforms

   OneCommerce is designed and optimized for Microsoft Internet technologies and the Compaq Distributed Internet Server Array hardware configuration. Microsoft Internet technologies provide an integrated platform consisting of operating system, Internet connectivity, secure transaction monitoring, and database software that would typically require several products from different vendors to duplicate. OneCommerce operates on top of these capabilities, eliminating the need to integrate or manage upgrades for multiple products.

   Compaq's Distributed Internet Server Array architecture is a method for arranging multiple Internet application servers in such a way that they support high volume transaction processing. This method of setting up servers allows adding new servers for additional capacity without stopping site operations. This system also limits the risk of losing data or service if any one server has technical problems and enables Internet commerce businesses to quickly and easily scale for increasing customer demand by adding servers. For example, a small system using Compaq's hardware architecture may start with two application servers, then scale up to 20, 30, or more servers, as site traffic and transaction volumes increase, without interrupting site operations.

Research and Development

   We have invested substantial resources in research and development activities. The majority of our activity consists of adding new competitive product features, integrating complementary solutions, and delivering new product releases as we expand into supporting new vertical markets and business models.

   We license and integrate some third-party technologies and products into OneCommerce through licensing agreements. We believe that all third-party technology that is licensed or integrated into our products can be replaced easily and readily by technology available on commercially reasonable terms from other vendors. We continually evaluate additional third-party technologies for integration into our product line. We believe that our future success depends in large part on our ability to enhance existing products, develop new products, and maintain technological leadership. We expect to continue to devote substantial resources to our research and development activities.

   As of February 29, 2000, there were 45 employees and 41 contractors in our product development organization. Our development team is located at our headquarters in McLean, Virginia.

   We had $254,000 of research and development expenses in the year ended December 31, 1997, $1.0 million in the year ended December 31, 1998, and $4.5 million in the year ended December 31, 1999. Our policy is to expense research and development expenses as incurred.

Intellectual Property and Proprietary Rights

   Our success and ability to compete depend upon on our ability to develop and protect the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our proprietary technology. These legal protections afford only limited protection for our technology. We seek to protect our source code for our software, documentation, and other written materials under trade secret and copyright laws. We license our software pursuant to signed license agreements and "clickthrough" or "shrink wrap" agreements, which impose restrictions on the licensee's ability to use the software such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

   We have converted our provisional patent application with the United States Patent and Trademark Office into three non-provisional patent applications claiming priority to the provisional application. The provisional patent application and the three non-provisional patent applications are directed to the following aspects of our Internet commerce application software that enables others to create and operate e-commerce Web sites:

  . a highly flexible and adaptable modular architecture for creating e-commerce Web sites;

  .  a method of profiling and targeting customers of an e-commerce Web site;
     and

  . a method of collecting data and reporting, in real time, the financial performance of an e-commerce Web site.

We have applied for trademark and service mark registration for over 95 marks, including "OneSoft" and "OneCommerce".

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of our patents or the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business. Our means of protecting our proprietary rights may not be adequate or our competitors may independently develop similar technology. See "Risk Factors--We rely on our intellectual property rights and if we are unable to protect these rights, we may face increased competition."

   We have received correspondence from attorneys representing our former chief technology officer, asserting that he invented a portion of the technology incorporated in our pending patent application and that our use of any of this technology infringes on his ownership rights. We believe this assertion lacks merit, and we intend to vigorously defend against any legal action that might be brought with respect to this matter. We further believe that if the former employee is found to be an inventor of some of the technology claimed in our pending patent application, he will also be found to have invented that technology while employed by us. As such, we do not believe that we would be excluded from using this technology. Nevertheless, should litigation arise from this matter, the results are unpredictable, and we cannot guarantee that we will preserve the right to use the proprietary technology asserted to be owned by the former employee. See "Risk Factors--Intellectual property claims against us can be costly and result in the loss of significant rights if we are not successful in defending those claims."

Employees

   As of February 29, 2000, we had a total of 300 employees. Of our employees, 45 were in research and development, 60 in sales and marketing, 139 in services, and 56 in finance and administration. Our future success will depend in part on our ability to attract, retain, and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we also employ independent contractors to support our research and development efforts. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Properties

   Our headquarters are located in a leased facility in McLean, Virginia, consisting of approximately 90,000 square feet. The McLean facility is expected to meet our needs through September 2000, at which time we intend to expand our facilities by entering into one or more additional leases. We have also leased space for our network operation center in Annandale, Virginia and space for sales and support personnel in New York, New York, Santa Monica, California, and Redwood Shores, California.

Legal Proceedings

   There are no material legal proceedings pending against our company.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The following table shows the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name                      Age Position
----                      --- --------
James W. MacIntyre, IV     32 Chairman of the Board and Chief
 .......................      Executive Officer
John L. Wyatt...........   48 President, Chief Operating Officer and Director
Frederick C. Hawkins,      35
 III....................      Chief Strategy Officer and Acting Chief Financial Officer
Thomas E. Young.........   34 Senior Vice President, World Wide Sales and Marketing
Peter M. Jones..........   42 Executive Vice President of Corporate Development
Jeffrey M. MacIntyre....   30 Senior Vice President of Services and Director
Eric D. Waller..........   34 Vice President of Product Development
Randall V. Pevin........   36 Vice President of Operations
Henry D. Barratt, Jr.      48
 (1) (2)................      Director
A. Douglas Peabody (1)     47
 .......................      Director
Justin Hall-Tipping (1)    43
 (2)....................      Director
Stephen P. Rader........   44 Director
Thomas R. Hitchner (2)..   48 Director
Carlos E. Cisneros......   34 Director

--------
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.

   James W. MacIntyre, IV is the founder of OneSoft and has served as our chief executive officer since our inception in 1995. Mr. MacIntyre has served as our chairman of the board since January 1996. Mr. MacIntyre, IV also served as our president from inception until March 2000. From October 1994 to January 1995, Mr. MacIntyre served as president of Convergence, Inc., a developer of Internet application systems. Mr. MacIntyre has over 12 years of management experience in product design, development, marketing, and sales of software and networking products. He also established the organization and operations of TGF Technologies, Inc., which is now one of the largest Internet service providers in northern New England, and which recently was acquired by OneMain.com, Inc. Mr. MacIntyre holds a B.A. in philosophy and economics from the University of Vermont. Jeffrey M. MacIntyre is the brother of James W. MacIntyre, IV.

   John L. Wyatt has served as our president, chief operating officer and a member of our board of directors since March 2000. From February 1999 to March 2000, Mr. Wyatt was president of MicroStrategy, Inc.'s Commercial Intelligence business unit. From 1991 to 1998, Mr. Wyatt was the chief executive officer of James Martin & Co., a worldwide systems consulting firm. From 1988 to 1990, Mr. Wyatt was president, North America, of James Martin Associates. Since 1988, Mr. Wyatt has been a member of the board of directors of James Martin Associates and subsequently, James Martin & Co. His early consulting experience included positions with Arthur Andersen & Co. and Touche Ross & Co. Mr. Wyatt holds a B.Ec. from the University of New England, in New South Wales, Australia.

   Frederick C. Hawkins, III has served as our chief strategy officer and acting chief financial officer since March 2000. From November 1997 to March 2000, Mr. Hawkins served as our chief financial officer and senior vice president of finance. From December 1996 to November 1997, Mr. Hawkins worked as an independent business consultant, providing strategic planning and financing advice to Silicon Valley companies. From 1990 to December 1996, Mr. Hawkins served as president of Advanced Health Products, Inc., a medical products company. Mr. Hawkins holds a B.S. from The Wharton School of the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business.

   Thomas E. Young has served as our senior vice president, world wide sales and marketing since March 2000. From October 1999 to March 2000, Mr. Young served as our senior vice president of marketing and sales, and from May 1999 to October 1999, Mr. Young was our senior vice president of marketing. From June 1998 to May 1999, Mr. Young was the vice president of e-Chain Technologies, a business unit of Manugistics Group, Inc., an enterprise application vendor. While at e-Chain Technologies, Mr. Young created and ran the e-commerce division. From 1995 to 1998, Mr. Young managed Manugistics' global product marketing, product management, and North American business development. From July 1993 to 1995, Mr. Young was the manager of business development at Manugistics. Prior to this, Mr. Young worked at Andersen Consulting for over four years. Mr. Young holds a B.S. in mechanical engineering from the University of Maryland and completed graduate work in high tech marketing at Stanford University.

   Peter M. Jones joined OneSoft in May 1999 and has served as our executive vice president of corporate development since December 1999. From December 1994 to May 1999, Mr. Jones was an independent strategy consultant for several companies in the United States and Europe. Mr. Jones holds a B.A. in mathematics from Oxford University and an M.B.A. from Harvard Business School.

   Jeffrey M. MacIntyre has served as our senior vice president of services and a member of the board of directors of OneSoft since November 1997. Mr. MacIntyre joined OneSoft in March 1997 in connection with the merger of InterFlowww Enterprises Inc., a software development company he co-founded. From April 1996 to March 1997, Mr. MacIntyre was a project management consultant for Convergence, Inc., a developer of Internet applications. From June 1996 to March 1997, Mr. MacIntyre was the president of InterFlowww, where he was responsible for business formation and management. From August 1994 to March 1996, Mr. MacIntyre was a business process design consultant for Andersen Consulting. Mr. MacIntyre holds a B.A. in English, with a concentration in management information systems, from the University of Vermont. James W. MacIntyre, IV is the brother of Jeffrey M. MacIntyre.

   Eric D. Waller has served as our vice president of product development since June 1999. From March 1999 to June 1999, Mr. Waller served as our senior manager of product engineering. From August 1997 to March 1999, Mr. Waller was the director of commercial products of Reliable Software Technologies, a software products and consulting company, where he was responsible for sales, marketing, engineering, and customer service. From August 1995 to August 1997, Mr. Waller served as a product architect for Platinum Technology, Inc., an enterprise application company, later acquired by Computer Associates International, Inc. From April 1994 to August 1995, Mr. Waller was a senior software engineer at Chalke, Inc., a financial software products company.

   Randall V. Pevin has served as our vice president of operations since November 1997. From October 1996 to November 1997, Mr. Pevin was a project manager at OneSoft. From June 1994 to June 1996, Mr. Pevin served as a lead consultant at Logical Network Services Technical Consulting, where he managed software projects. Mr. Pevin holds a B.A. in business administration from Central Connecticut University.

   Henry D. Barratt, Jr. has served as a member of OneSoft's board of directors since November 1997. Mr. Barratt is a managing director of Blue Water Capital, L.L.C., a venture capital firm which he co-founded in 1996. From October 1994 to December 1995, Mr. Barratt was the president of The Drayton Company, an investment banking firm.

   A. Douglas Peabody has served as a member of OneSoft's board of directors since April 1998. Currently, Mr. Peabody is the president and chief executive officer of Weider Publications, Inc., a magazine publishing company. From January 1993 to January 2000, Mr. Peabody served as president of Meigher, Peabody & Company, Inc., a general partner of Meigher Communications, L.P., a publishing company he co-founded. From 1982 to January 1993, Mr. Peabody worked at Inco Venture Capital Management, where he served in various executive capacities before he was appointed president and managing principal in April 1992. Mr. Peabody served as a director of America Online, Inc. from 1985 to 1993 and as its vice chairman from 1989 to 1993. Mr. Peabody holds an A.B. from Dartmouth College, an M.B.A. from The Wharton School of the University of Pennsylvania, and a J.D. from the University of Virginia School of Law.

   Justin Hall-Tipping has served as a member of OneSoft's board of directors since July 1998. Mr. Hall-Tipping has served as managing director of SG Capital Partners LLC, the U.S. merchant banking affiliate of Societe Generale Capital Corporation, since June 1997. From May 1995 to June 1997, Mr. Hall-Tipping was director of the Data Intelligence Group of Reuters PLC. From 1991 to May 1995, Mr. Hall-Tipping was chief executive officer of HeartBeat Corp. Mr. Hall-Tipping holds a B.S. in international finance and banking from City University in London and an M.B.A from Harvard Business School.

   Stephen P. Rader has served as a member of OneSoft's board of directors since April 1999. Mr. Rader has served as a managing member of Rader, Reinfrank & Co., LLC, a private investment firm he co-founded, since January 1997. From October 1989 to December 1996, Mr. Rader served as managing director of Chartwell Partners, a private investment firm. Mr. Rader holds a B.S. and a J.D. from the University of Southern California.

   Thomas R. Hitchner has served as a member of OneSoft's board of directors since August 1999. Mr. Hitchner has been a general partner of QuestMark Partners, L.P. since November 1998. From February 1984 to November 1998, Mr. Hitchner was an employee of Alex. Brown & Sons, Incorporated, most recently as a managing director and a member of its private equity group. Mr. Hitchner is also a director of Zapme! Corporation. Mr. Hitchner holds a B.A. from Harvard University.

   Carlos E. Cisneros has served as a member of OneSoft's board of directors since July 1999. Since 1996, Mr. Cisneros has been the chief executive officer and the chairman of the board of the Cisneros Television Group. Since 1998, Mr. Cisneros has been the vice chairman of Ibero American Media Partners. Since 1991, Mr. Cisneros has been the executive vice president of Venevision International, Inc. Mr. Cisneros is also a director of El Sitio, Inc. Mr. Cisneros holds a B.A. in political science from American University.

Board Composition

   We currently have nine directors. Prior to the closing of this offering, holders of our Series A preferred stock were entitled to nominate and elect two directors while holders of our Series B preferred stock and our Series C preferred stock were each entitled to nominate and elect one director. Messrs. Barratt, Jr. and Hall-Tipping were nominated by the Series A preferred stockholders, Mr. Rader was nominated by the Series B preferred stockholders, and Mr. Hitchner was nominated by the Series C preferred stockholders. Each of these persons serves on our board of directors pursuant to these preferred stock nominating and election rights. The holders of our common stock, voting as a separate class, were entitled to elect four members of our board of directors, to be nominated by Mr. MacIntyre, IV. Messrs. MacIntyre, IV, MacIntyre, Cisneros, and Wyatt serve on our board of directors pursuant to these rights. In addition, Mr. Peabody serves as a non-affiliated director, nominated by the board of directors and elected by the stockholders. Upon the closing of this offering, these board representation rights will terminate and no stockholders will have any special rights with respect to board representation.

   Currently, our directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. Our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the closing of this offering, provide that our board of directors will be divided into three classes, as nearly equal in size as possible with staggered three-year terms. The division of the three classes, the initial directors and their respective expiration dates are as follows:

  . the class I directors will be Messrs. Barratt, Jr., Hall-Tipping, and MacIntyre, and their term will expire at the annual meeting of stockholders to be held in 2001;

  . the class II directors will be Messrs. Hitchner, Peabody, and Rader, and their term will expire at the annual meeting of stockholders to be held in 2002; and

  . the class III directors will be Messrs. Cisneros, MacIntyre, IV, and Wyatt, and their term will expire at the annual meeting of stockholders to be held in 2003.

   At each annual meeting of stockholders beginning with the annual meeting to be held in 2001, the successors to directors whose terms expire will be elected to serve from the time of election and qualification until the third annual meeting following election, or until their successors have been duly elected and qualified, or until their earlier resignation or removal. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of discouraging or making it more difficult for a third party to acquire control of OneSoft.

Board Committees

   Our board of directors has an audit committee and a compensation committee.

   Audit Committee. The current members of our audit committee are Messrs. Barratt, Jr., Hall-Tipping and Peabody. Our audit committee reviews, acts on, and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.

   Compensation Committee. The current members of our compensation committee are Messrs. Barratt, Jr., Hall-Tipping and Hitchner. Our compensation committee determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

   The voting members of our compensation committee of the board of directors are Messrs. Barratt, Jr., Hall-Tipping and Hitchner, none of whom has, at any time since our formation, been an officer or employee of OneSoft. No executive officer of OneSoft currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee, the board of directors as a whole made decisions relating to the compensation of our executive officers.

Director Compensation

   Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses incurred in attending board meetings.

   In January 1998, we granted to Mr. Peabody, one of our directors, an option to purchase 100,000 shares of common stock at an exercise price of $0.552 per share. Mr. Peabody exercised this option in full in April 1999. These shares are subject to restrictions that terminate upon completion of this offering.

   In October 1998, we granted to Blue Water Strategic Fund I, L.L.C. a non-qualified stock option to purchase 25,000 shares of common stock at an exercise price of $0.552 per share. Mr. Henry D. Barratt, Jr., one of our directors, is a managing director of Blue Water Capital, L.L.C., a venture capital firm which is the managing member of Blue Water Strategic Fund I, L.L.C. The option to Blue Water Strategic Fund I L.L.C. was immediately exercisable upon the grant, and terminates in October 2008.

Key Person Life Insurance

   We have purchased and presently maintain a key person life insurance policy in the amount of $2,000,000 on the life of James W. MacIntyre, IV, in favor of OneSoft.

Executive Compensation

   The following table shows all compensation awarded to, earned by, or paid to our Chief Executive Officer and our other most highly compensated executive officers or former executive officers who earned at least $100,000 for services rendered to OneSoft in all capacities during the year ended December 31, 1999.

                           Summary Compensation Table

                                                                   Long Term
                                                                  Compensation
                                                                     Awards
                                                                  ------------
                                                     Annual
                                                Compensation (1)   Securities
                                                -----------------  Underlying
Name and Principal Position                      Salary   Bonus     Options
---------------------------                     -------- -------- ------------
James W. MacIntyre, IV......................... $221,539 $ 54,044       --
 President and Chief Executive Officer
Richard Borenstein.............................  125,769  118,325   100,000
 Former Senior Vice President of World Wide
  Sales (2)
Frederick C. Hawkins, III......................  150,756   87,250       --
 Chief Strategy Officer and Acting Chief
  Financial Officer
Jeffrey M. MacIntyre...........................  117,692   48,551       --
 Senior Vice President of Services
Randall V. Pevin...............................   93,077   25,833       --
 Vice President of Operations
Thomas E. Young................................   92,308   90,320   220,000
 Senior Vice President, World Wide Sales and
  Marketing

--------
(1) The columns for "Other Annual Compensation" and "All Other Compensation" have been omitted because there is no such compensation required to be reported.
(2) Mr. Borenstein ceased to be an executive officer of OneSoft on or about October 1,1999. His full-time employment with us terminated on December 31, 1999.

Option Grants in 1999

   The following table contains information concerning the stock option grants made to each of the individuals listed in the Summary Compensation Table during the fiscal year ended December 31, 1999. These options were granted pursuant to our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan and are incentive stock options.

                                                                                              Potential Realizable
                                                                                        Value at Assumed Annual Rates Of
                                                                                            Stock Price Appreciation
                                               Individual Grants                              For Option Term (3)
                          ------------------------------------------------------------- --------------------------------
                          Number Of     % Of Total
                            Shares       Options
                          Underlying    Granted To    Exercise    Fair Value
                           Options     Employees In     Price      at Dates  Expiration
          Name             Granted       1999(1)    Per Share (2)  of Grant     Date        0%         5%        10%
          ----            ----------   ------------ ------------- ---------- ---------- ---------- ---------- ----------
James W. MacIntyre, IV..        --          --             --          --           --          --        --         --
Richard Borenstein......   250,000(4)      8.7%        $0.552       $1.45      3/30/00  $3,112,000 $5,155,908 $8,291,663
Frederick C. Hawkins,
 III....................        --          --             --          --           --          --         --         --
Jeffrey M. MacIntyre....        --          --             --          --           --          --         --         --
Randall V. Pevin........        --          --             --          --           --          --         --         --
Thomas E. Young.........   200,000(5)      6.9          0.552        4.00      9/17/09   2,489,600  4,124,726  6,114,582
                            20,000(6)      0.7          11.00       11.00     12/30/09      40,000    203,513    454,373

--------
(1) The percentage shown under this column is based on options to purchase shares of our common stock granted to employees, consultants and directors of OneSoft under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan during 1999.
(2) The exercise price may be paid in cash valued at fair market value on the exercise date.
(3) Assumes appreciation of the common stock at a rate of 5% and 10% per year over the 10-year option period as mandated by the rules and regulations of the Securities and Exchange Commission, and does not represent our estimate or projection of the future value of the common stock. The potential realizable values at 0%, 5%, and 10% appreciation are calculated by: multiplying the number of shares of common stock underlying the option by the assumed initial public offering price of $13.00 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table until the expiration of the option, and subtracting from that result the aggregate option exercise price. The actual value realized may be greater or less than the potential realizable values set forth in the table.
(4) This option has vested for the exercise of 100,000 shares.
(5) The options vest over a three-year period beginning on the first anniversary of the date of employment, May 3, 1999, and expire on the tenth anniversary of the date of grant.
(6) The options vest over a four-year period beginning on the first anniversary of the date of grant, December 30, 1999.

Option Exercises

   None of the individuals listed in the Summary Compensation Table exercised any options to purchase securities of OneSoft during the year ended December 31, 1999.

Year-end Option Values

   The following table sets forth information with respect to the aggregate value of options held by each executive officer named in the Summary Compensation Table as of December 31, 1999. The potential value of the unexercised in-the-money options at fiscal year end is based on the value of $13.00 per share, the assumed initial public offering price of our shares of common stock, less the per share exercise price.

   We have rights to repurchase the shares issued on exercise of these options upon termination of the optionee's employment, death, or disability. These rights of repurchase will terminate upon the consummation of this offering. All options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                      Options           In-the-Money Options at
                               at December 31, 1999       December 31, 1999
                             ------------------------- -------------------------
         Name                Exercisable Unexercisable Exercisable Unexercisable
         ----                ----------- ------------- ----------- -------------
James W. MacIntyre, IV.....      38,670       19,330   $  482,394   $  290,620
Richard Borenstein.........     100,000           --    1,244,800           --
Frederick C. Hawkins, III..     200,000      100,000    2,489,600    1,244,800
Jeffrey M. MacIntyre.......      34,670       17,330    1,229,240      797,080
Randall V. Pevin...........      98,750       66,250      431,572      215,724
Thomas E. Young............          --      220,000           --    2,529,600

   The columns for number of shares acquired on exercise and value received have been omitted because there were no option exercises by the individuals listed in the Summary Compensation Table for the year ended December 31, 1999.

Employee Benefit Plans

   Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan. The following description of OneSoft's Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan is a summary of the material terms of the plan.

   The purpose of the plan is to enhance the profitability and value of OneSoft for the benefit of its stockholders by enabling OneSoft to offer to employees, directors and consultants stock based incentives. This is a means to both increase the ownership of OneSoft held by those individuals in order to attract, retain and reward them and strengthen the mutual interests between those individuals and the stockholders of OneSoft. The plan authorizes the grant of options to purchase shares of common stock to employees, directors, and consultants of OneSoft and its affiliates. Under the plan, OneSoft may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-qualified stock options. Incentive stock options may only be granted to employees of OneSoft. The maximum number of shares that can be issued as incentive stock options shall be 7,500,000.

   The plan was approved by OneSoft's board of directors and its stockholders in March 1997 and subsequently amended by the board of directors and stockholders in August 1999, and March 2000. A total of 7,500,000 shares are reserved for issuance under the plan as of March 2000. As of February 29, 2000, 383,408 shares had been issued as the result of the exercise of options, 4,000,325 shares were subject to outstanding options, and 3,116,267 shares were available for future grants. The plan is administered by the compensation committee of the board of directors. Subject to the provisions of the plan, the committee has authority to determine the employees, directors, and consultants of OneSoft who are to be awarded options and the terms of these awards, including:

  .  the number of shares subject to an option;

  .  when the option becomes exercisable;

  .  the option exercise price per share; and

  .  the duration of the option.

   Incentive stock options must have an exercise price equal to at least 100%, 110% if the grant is to a stockholder holding more than 10% of OneSoft's voting stock, of the fair market value of a share on the date of the award and generally have a duration of 10 years, five years if the grant is to a stockholder holding more than 5% of OneSoft's voting stock. Terms and conditions of awards are in written agreements between OneSoft and the holders of the options. Awards under the plan may not be made after the tenth anniversary of the date of its adoption but awards granted before that date may extend beyond that date.

   If the employment with OneSoft of the holder of an incentive stock option is terminated for any reason other than as a result of the holder's death or disability or for "cause" as defined in the plan, the holder may exercise the option, to the extent exercisable on the date of termination of employment, until the earlier of the option's specified expiration date and 90 days after the date of termination. If an option holder dies or becomes disabled, both incentive and non-qualified stock options may generally be exercised, to the extent exercisable on the date of death or disability, by the option holder or the option holder's survivors until the earlier of the option's specified termination date and one year after the date of death or disability. If an option holder's employment with OneSoft is terminated for cause, all outstanding and unexercised options are immediately forfeited.

   2000 Employee Stock Purchase Plan. In March 2000 the board of directors and the stockholders adopted the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan authorizes the issuance, to participating employees through the grant of nontransferable options, of a maximum of 200,000 shares of common stock, plus an annual increase beginning January 1, 2001 and ending on January 1, 2009, equal to the lesser of (i) 1% of the outstanding common stock, on a fully diluted basis, and (ii) such lesser number of shares as determined by the board. The aggregate maximum number of shares available under the plan over the life of the plan is 2,000,000 shares.

   The 2000 Employee Stock Purchase Plan is administered by the board's compensation committee. All employees working 20 hours or more per week, who have been continuously employed by OneSoft for at least three months as of the offering date are eligible to participate. Any employee who would own more than 5% of OneSoft's stock, immediately after the grant under the plan, may not participate in the 2000 Employee Stock Purchase Plan. To participate in the 2000 Employee Stock Purchase Plan, an employee authorizes a deduction from his or her pay, not to exceed $21,250 per year, beginning on the first day of a designated six month offering period. On the first day of each offering period, each outstanding option granted under the 2000 Employee Stock Purchase Plan is automatically exercised using funds withheld from each employee's compensation as of that date. A participating employee may withdraw from the 2000 Employee Stock Purchase Plan at any time prior to the exercise date of the offering period.

Employment Agreements

   We have entered into employment agreements with James W. MacIntyre, IV, John
L. Wyatt, Frederick C. Hawkins, III, and Jeffrey M. MacIntyre which contain non-disclosure, assignment of inventions, non-competition and non-solicitation restrictions and covenants. These agreements provide for annual base salaries, subject to increase by the board of directors, and allow for additional annual bonus compensation upon the meeting of certain mutually agreed upon business objectives. Current salaries are $300,000 for James W. MacIntyre, IV, $300,000 for John L. Wyatt, $175,000 for Frederick C. Hawkins, III, and $150,000 for Jeffrey M. MacIntyre. Our agreement with James W. MacIntyre, IV is effective until December 31, 2003, and may be renewed, upon written agreement of the parties, for additional periods of no more than three years. Our agreement with Mr. Wyatt continues through March 14, 2004, and may be renewed, upon written agreement of the parties, for additional periods of no more than two years. Our agreements with Frederick C. Hawkins, III and Jeffrey M. MacIntyre automatically renew annually unless either we, or they, provide written notice of intention not to renew an agreement. Pursuant to his agreement, we granted John L. Wyatt a non-qualified stock option to purchase 400,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock

Option Plan at an exercise price of $4.00 per share. These options vest over a period of four years. Pursuant to his agreement, we granted Mr. Hawkins an incentive stock option to purchase 300,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan at an exercise price of $0.552 per share. These options vest quarterly over a period of three years.

   Additionally, we have entered into employment-at-will letter agreements with Randall V. Pevin and Thomas E. Young, which also contain non-disclosure, assignment of inventions, non-competition and non-solicitation restrictions and covenants. These letter agreements provide for annual base salaries, subject to increase by the board of directors. The agreement with Mr. Young allows for annual bonus compensation upon the meeting of certain mutually agreed upon business objectives. Pursuant to our agreement with Mr. Young, we granted him incentive stock options to purchase 200,000 shares of our common stock at an exercise price of $0.552 per share under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan. These options vest annually over a period of three years.

   Our employment agreements with James W. MacIntyre, IV, and John L. Wyatt provide that if we terminate their employment without "cause" or by a "constructive termination," both of which events are defined in the agreements, or if we fail to renew their agreements, they will be entitled to severance pay equal to 100% of their base salary, plus 100% of his annual bonus in the case of James W. MacIntyre, IV, or a pro rata portion of his bonus in the case of John L. Wyatt, paid in a lump-sum payment no later than 30 days after termination, plus fringe benefits for 12 months from the date of termination. Our employment agreements with Frederick C. Hawkins, III and Jeffrey M. MacIntyre provide that if we terminate their employment without "cause," as defined in the agreements, they terminate their employment with "good reason," as defined in the agreements, or we fail to renew their agreements, such that they are employed with us less than three years, they will be entitled to severance pay equal to one-half of their annual base salaries, plus one-half of his annual bonus in the case of Mr. Hawkins, paid in six monthly installments from the date of termination, plus fringe benefits for six months from the date of termination. If the terminations of Messrs. MacIntyre, IV, Hawkins, or MacIntyre are voluntary, other than for "good reason," by OneSoft for cause or as a result of death or disability, we have no obligation to pay severance beyond the individual's accrued and unpaid base salary and bonus up to the date of termination. If the termination of Mr. Wyatt is voluntary or by OneSoft for cause, we have no obligation to pay severance. If the termination of Mr. Wyatt is a result of death or disability, we have no obligation to pay severance other than salary and benefits accrued but unpaid as of the date of termination. Our letter agreements with Mr. Pevin and Mr. Young have no severance provisions.

Severance Agreement

   We have entered into a severance agreement with Richard Borenstein pursuant to which we agreed to pay Mr. Borenstein a lump sum of $42,000 upon termination of his full-time employment with us on December 31, 1999. Additionally, we will pay his fringe benefits until March 31, 2000. As Mr. Borenstein has a H-1B visa to work for OneSoft, our severance agreement with him contains provisions outlining assistance that OneSoft may provide to him in modifying his H-1B visa. At the time of our termination of his full-time employment Mr. Borenstein held a fully vested option to purchase 100,000 shares of our common stock at an exercise price of $0.552 per share. On March 13, 2000, Mr. Borenstein exercised this option in full.

Indemnification of Directors and Executive Officers and Limitation of Liability

   Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to OneSoft or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by Delaware law, our amended and restated bylaws provide that we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law and advance expenses, as incurred, to our directors and executive officers to defend any action for which rights of indemnification are provided. In addition, our amended and restated certificate of incorporation and amended and restated bylaws also permit us to grant such rights to indemnification to our employees and agents. Our amended and restated bylaws also provide that we may enter into indemnification agreements with our directors and officers and purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have obtained liability insurance for our officers and directors.

   The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

   Presently, there is no pending litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

   On November 1, 1995, in connection with the formation and initial financing of Global Exchange Inc., a Virginia corporation, our predecessor in interest, James W. MacIntyre, IV, our chairman and chief executive officer, purchased 250 shares of the common stock of Global Exchange Inc. for an aggregate purchase price of $250. On March 18, 1997, InterFlowww Enterprises, Inc., a Vermont corporation, merged with and into Global Exchange Inc. pursuant to a plan of merger approved by Global Exchange Inc.'s and InterFlowww's stockholders and boards of directors as of March 17, 1997. Pursuant to the plan of merger, each share of InterFlowww common stock was converted into 11.2 shares of Global Exchange Inc.'s common stock. On March 31, 1997, upon our reincorporation in Delaware, each share of common stock of Global Exchange Inc. was converted into 300 shares of our common stock. James W. MacIntyre, IV, a principal stockholder of InterFlowww, and Jeffrey M. MacIntyre, our senior vice president of services and the president and a principal stockholder of InterFlowww, received 2,250,000 shares and 420,000 shares, respectively, of our common stock (on a post-reincorporation basis) upon consummation of the InterFlowww merger. Jeffrey M. MacIntyre joined OneSoft and became a director and our senior vice president of services following the merger.

   In April 1996, Global Exchange Inc. employed William Langdon as chief financial officer. In June 1997, we terminated Mr. Langdon's employment with us, and we executed a settlement agreement with him. Under the settlement agreement, we paid Mr. Langdon $80,000 and agreed to pay him an additional $30,000 within 60 days of an initial public offering of our capital stock.

   In August 1996, we formed Sports Warehouse, Inc., a Delaware corporation. On August 9, 1996, Sports Warehouse, Inc. granted Bakersville Holdings Limited 48 shares of its common stock. Carlos E. Cisneros, a member of our board of directors, is a beneficial owner of Bakersville Holdings. On April 17, 1997, we entered into a shareholders agreement with Bakersville Holdings with regard to Sports Warehouse, Inc. Pursuant to this agreement, Bakersville Holdings invested an additional $50,000 in Sports Warehouse in exchange for, among other things, the right to convert its $150,000 aggregate investment in Sports Warehouse into shares of our common stock at the time of our initial public offering at a conversion factor which would assume a compounded annual return on the $150,000 investment calculated at 20% per year from the date of the agreement. Following receipt of notice from us regarding our proposed initial public offering, Bakersville Holdings converted its shares in Sports Warehouse into 24,480 shares of our common stock on November 23, 1999. We dissolved Sports Warehouse effective January 13, 2000.

Indebtedness of Management

   In December 1997, we lent $412,333 to Frederick C. Hawkins, III, our chief strategy officer and acting chief financial officer, in connection with his purchase of 750,000 shares of our common stock, at a price of $0.552 per share, from William Robertson, a former majority stockholder. The loan is secured by a pledge of 100,000 shares of Mr. Hawkins' OneSoft common stock. The loan may be prepaid in whole or in part, at any time, with recourse to Mr. Hawkins, decreasing upon prepayment, dollar for dollar, accrues interest at the rate of 6.02% per annum and provides for personal recourse to Mr. Hawkins to 50% of the aggregate outstanding balance as of February 24, 2000. The loan is payable on or after the first to occur of December 1, 2002, the sale of substantially all of our assets, or a sale of the collateral pledged as security for the loan. The largest amount of Mr. Hawkins' loan that was outstanding at February 29, 2000 was $472,554.

   In August 1999, we lent $500,000 to James W. MacIntyre, IV, our chief executive officer, secured by a pledge of 100,000 shares of Mr. MacIntyre's OneSoft common stock. The loan accrues interest at the rate of 5.43% per annum and is payable on or before August 13, 2002. The largest amount of Mr. MacIntyre's loan that was outstanding at February 29, 2000 was $514,700.

Directors and Executive Officers

   On April 12, 1998, our Board of Directors voted to appoint A. Douglas Peabody as a Director of OneSoft. In January 1998, we granted Mr. Peabody an immediately exercisable non-qualified stock option to purchase 100,000 shares of our common stock at the price of $0.552 per share. On April 12, 1999, Mr. Peabody exercised his option in full.

   On November 7, 1997, we granted Frederick C. Hawkins, III, an incentive stock option to purchase 300,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan at a price of $0.552 per share. These options vest quarterly over a period of three years.

   On October 6, 1997, we granted James W. MacIntyre, IV, a non-qualified stock option to purchase 58,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan at a price of $0.552 per share. These options vest quarterly over a period of three years.

   On October 6, 1997, we granted Jeffrey M. MacIntyre, an incentive stock option to purchase 52,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan at a price of $0.552 per share. These options vest quarterly over a period of three years.

   On May 5, 1997, October 6, 1997 and October 16, 1998 we granted Randall V. Pevin incentive stock options to purchase 35,000, 30,000, and 100,000 shares, respectively. These options have exercise prices of $0.062 per share, $0.552 per share, and $0.552 per share, respectively. The first two options vest annually over a period of three years, and the third option vests bi-annually over a period of two years.

   On May 3, 1999 and December 30, 1999 we granted Thomas E. Young, incentive stock options to purchase 200,000 and 20,000 shares, respectively. These options have exercise prices of $0.552 per share and $11.00 per share, respectively. The first option vests annually over a three year period. The second option vests annually over a four year period.

   On March 8, 1999, September 17, 1999, November 15, 1999, and December 15, 1999, we granted Eric D. Waller, incentive stock options to purchase 5,000, 25,000, 10,000 and 35,000 shares, respectively. These options have exercise prices of $0.552 per share, $6.00 per share, $10.00 per share, and $11.00 per share, respectively. These options vest annually over a four year period.

   On May 13, 1999 we granted Peter M. Jones, an incentive stock option to purchase 300,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan, at a price of $4.00 per share. These options vest annually over a three year period.

   On February 22, 2000, we granted John L. Wyatt a non-qualified stock option to purchase 400,000 shares of our common stock under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan at a price of $4.00 per share. These options vest over four years.

Series A Convertible Preferred Stock Offerings

   In November 1997, March 1998 and June 1998, we raised gross proceeds of approximately $7.6 million from the issue and sale of a total of 3,192,530 shares of Series A preferred stock in a private placement to two investors. Blue Water Strategic Fund I, L.L.C. and SGC Partners II LLC, each a five percent beneficial holder of our common stock, purchased all of the shares of Series A preferred stock. Blue Water Strategic Fund I purchased shares of Series A preferred stock at the prices of $2.28 and $2.41 per share. SGC Partners II purchased shares of Series A preferred stock at a price of $2.41 per share. Henry D. Barratt, Jr., one of our directors, is a managing director of Blue Water Capital, L.L.C., the managing member of Blue Water Strategic Fund I, and was elected to our board of directors pursuant to an investor rights agreement, the provisions of which that relate to the election of directors will terminate upon the closing of this offering. Justin Hall-Tipping, one of our directors, is a managing director of SG Capital Partners LLC, the managing member of SGC Partners II LLC, and was elected to our board of directors pursuant to an investor rights agreement, the provisions of which that relate to the election of directors will terminate upon the closing of this offering.

Series B Convertible Preferred Stock Offering

   In March 1999, we raised gross proceeds of approximately $7.5 million from the issue and sale of a total of 2,023,857 shares of Series B convertible preferred stock in a private placement to two investors at a price of $3.706 per share. Rader Reinfrank Holdings No. 2 and SGC Partners II LLC, each a five percent beneficial holder of our common stock, purchased all of the shares of Series B convertible preferred stock. Stephen P. Rader, one of our directors, is a managing member of Rader Reinfrank & Co., LLC, the general partner of Rader Reinfrank Investors, L.P., general partner of Rader Reinfrank Holdings No. 2. Justin Hall-Tipping, a member of our board of directors, is the managing director of SG Capital Partners LLC, the managing member of SGC Partners II LLC. Messrs. Rader and Hall-Tipping were elected to our board of directors pursuant to an investor rights agreement, the provisions of which that relate to the election of directors will terminate upon the closing of this offering.

Series C Convertible Preferred Stock Offering

   In August 1999 and October 1999, we raised gross proceeds of approximately $32.2 million from the issue and sale of a total of 4,891,253 shares of Series C convertible preferred stock in a private placement to 20 investors at a price of $6.58 per share. QuestMark Partners, L.P., a five percent beneficial stockholder of OneSoft, purchased a total of 1,517,451 shares of Series C convertible preferred stock. Thomas R. Hitchner, one of our directors, is a general partner of QuestMark Partners, L.P., and was elected to our board of directors pursuant to an investor rights agreement, the provisions of which that relate to the election of directors will terminate upon the closing of this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of OneSoft's common stock as of February 29, 2000, and as adjusted to reflect the sale of the common stock in this offering, by:

  . each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

  .  each of our directors;

  .  each executive officer listed in the Summary Compensation Table above;
     and

  .  all current directors and executive officers of OneSoft as a group.

                                                                Percentage of
                                                                 Outstanding
                                                                   Shares
                                                                Beneficially
                                                    Number        Owned (2)
                                                  of Shares   -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                          Owned (1)   Offering Offering
------------------------                         ------------ -------- --------
Blue Water Strategic Fund I, L.L.C. (3)........    1,896,130    11.5%     9.0%
 8300 Greensboro Drive, Suite 1210
 McLean, VA 22102

SGC Partners II LLC (4)........................    3,125,382    19.0     14.9
 1221 Avenue of the Americas
 New York, NY 10020

Rader Reinfrank Holdings No. 2 (5).............    1,815,096    11.0      8.7
 9465 Wilshire Blvd., Suite 950
 Beverly Hills, CA 90212

QuestMark Partners, L.P. (6)...................    1,517,451     9.2      7.2
 One South Street, Suite 800
 Baltimore, MD 21202

James W. MacIntyre, IV (7).....................    3,300,916    20.0     15.7

Richard Borenstein (8).........................      100,000       *        *

Frederick C. Hawkins, III (9)..................      962,700     5.8      4.5

Thomas E. Young................................           --       *        *

Randall V. Pevin(10)...........................      123,750       *        *

Jeffrey M. MacIntyre (11)......................      463,340     2.8      2.2

Henry D. Barratt, Jr. (3)......................    1,896,130    11.5      9.0

A. Douglas Peabody.............................      100,000       *        *

Justin Hall-Tipping (4)........................    3,125,382    19.0     14.9

Stephen P. Rader (5)...........................    1,815,096    11.0      8.7

Thomas R. Hitchner (6).........................    1,517,451     9.2      7.2

Carlos E. Cisneros (12)........................      365,100     2.2      1.7
 Bakersville Holdings Limited
 1900 Avenue of the Stars, Suite 2100
 Los Angeles, CA 90067

All directors and executive officers as a group
 (12 persons) (13).............................   13,769,865    80.8     64.0

--------
  * Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership for purposes of the following table is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2000 are deemed to be outstanding. These shares, however, are not considered outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes, we believe that the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

 (2) Assumes no exercise of the underwriters' over-allotment option. Percentage of ownership is based on 16,466,148 shares of common stock outstanding as of February 29, 2000, assuming conversion of all outstanding preferred stock into common stock, and 20,966,148 shares of common stock outstanding after completion of the offering.

 (3) Consists of 1,871,130 shares owned by Blue Water Strategic Fund I, L.L.C. Mr. Barratt, a director of OneSoft, is a managing director of Blue Water Capital, L.L.C., the managing member of Blue Water Strategic Fund I. This number also includes 25,000 shares subject to currently exercisable options. Blue Water Capital has sole voting and investment power with respect to these shares. Mr. Barratt expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (4) Consists of 3,125,382 shares owned by SGC Partners II LLC. Mr. Hall-Tipping, a director of OneSoft, is a managing director of SG Capital Partners LLC, the managing member of SGC Partners II LLC. SG Capital Partners LLC has sole voting and investment power with respect to these shares. Mr. Hall-Tipping expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (5) Consists of 1,815,096 shares owned by Rader Reinfrank Holdings No. 2. Mr. Rader, a director of OneSoft, is a managing member of Rader Reinfrank & Co., LLC, the general partner of Rader Reinfrank Investors, L.P., general partner of Rader Reinfrank Holdings No. 2, a California general partnership. Rader Reinfrank & Co., has sole voting and investment power with respect to these shares. Mr. Rader expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. SG Investment Corporation, an affiliate of SG Capital Partners LLC, holds a 15.4% passive limited partnership interest in Rader Reinfrank Investors, L.P. SG Capital Partners LLC expressly disclaims beneficial ownership of these shares.

 (6) Consists of 1,517,451 shares owned by QuestMark Partners, L.P. Mr. Hitchner, a director of OneSoft, is a general partner of QuestMark Partners. QuestMark Partners has sole voting and investment power with respect to these shares. Mr. Hitchner expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (7) Consists of shares held of record by Mr. MacIntyre, IV. Includes 48,340 shares subject to currently exercisable options. Does not include shares of common stock over which Mr. MacIntyre, IV has voting control pursuant to an irrevocable proxy that terminates upon the completion of this offering. Includes 250,000 shares held in The James W. MacIntyre, IV Grantor Retained Annuity Trust, of which Mr. MacIntyre, IV is the beneficiary.

 (8) Consists of 100,000 shares subject to currently exercisable options. Mr. Borenstein ceased being an executive officer of the Company on or about October 1, 1999. Mr. Borenstein's full time-employment with us terminated on December 31, 1999.

 (9) Includes 225,000 shares subject to currently exercisable options. Includes 175,000 shares held in The Frederick C. Hawkins III Grantor Retained Annuity Trust, of which Mr. Hawkins is a beneficiary.

(10) Consists of 123,750 shares subject to currently exercisable options.

(11) Includes 43,340 shares subject to currently exercisable options. Includes 41,667 shares held in The Jeffrey M. MacIntyre Grantor Retained Annuity Trust, of which Mr. MacIntyre is the beneficiary.

(12) Consists of 365,100 shares owned by Bakersville Holdings Limited. Mr. Cisneros, a director of OneSoft, is a beneficial owner of Bakersville Holdings. Bakersville Holdings has sole voting and investment power with respect to these shares.

(13) Includes 565,430 shares subject to currently exercisable options. See footnotes (3) through (11) above.

   In the event that the underwriters' over-allotment option is exercised in full, the beneficial ownership of the stockholders listed below will change as follows:

                                                                    Shares
                                                                 Beneficially
                                                  Number of     Owned After the
                                                Shares Offered     Offering
                                                 in the Over-  -----------------
                                                  allotment     Number   Percent
                                                -------------- --------- -------
James W. MacIntyre, IV (1).....................    150,000     3,150,916  14.5%
Bakersville Holdings Limited (2)...............     50,000       315,100   1.5
Eugene Choi (3)................................     20,000       358,857   1.7
Frederick C. Hawkins, III (4)..................     50,000       912,700   4.2
Jeffrey M. MacIntyre (5).......................    100,000       363,340   1.7
South Street LLC (6)...........................      7,500        30,436    *
Andrew Wright (7)..............................     10,714        65,159    *

--------
*  Less than 1%
(1) See footnote (7) above.
(2) See footnote (12) above.
(3) Prior to this offering, Eugene Choi, an employee of ours, owned 378,857 shares of our common stock. This number includes 27,750 shares subject to currently exercisable options.
(4) See footnote (9) above.
(5) See footnote (11) above.
(6) Prior to this offering, South Street LLC, owned 37,936 shares of Series C preferred stock, which converted into 37,936 shares of our common stock upon this offering.
(7) Prior to this offering, Andrew Wright, owned 75,873 shares of Series C preferred stock, which converted into 75,873 shares of our common stock upon this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, we will be authorized to issue 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, of which there will be 20,966,148 shares of common stock and no shares of preferred stock outstanding. As of February 29, 2000, and assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering, there were outstanding 16,465,648 shares of common stock held of record by 108 stockholders. In addition, as of February 29, 2000 there were outstanding options to purchase 4,000,325 shares of common stock, and outstanding warrants to purchase 60,651 shares of common stock.

Common Stock

   Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. All outstanding shares of common stock are fully paid and nonassessable, and the holders of common stock have no preferences or rights of conversion, exchange, preemption or redemption. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations, and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

   Upon the closing of this offering, all of our outstanding shares of preferred stock will convert into 10,107,640 shares of common stock. These shares of preferred stock will no longer be authorized, issued or outstanding after completion of this offering.

   The board of directors has the authority to issue 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of a series, without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of OneSoft. We have no present plan to issue any shares of preferred stock. See "Anti-Takeover Effects of Various Provisions of Delaware Law and OneSoft's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Warrants

   As of the date of this prospectus, a warrant to purchase a total of 60,651 shares of our common stock is held by Deutsche Bank Securities Inc. The warrant was issued to Deutsche Bank Securities Inc. as partial consideration for their services as placement agent for the private placement of our Series C convertible preferred stock in August and October 1999. This warrant is currently exercisable at an exercise price of $6.59 per share and may be exercised on a cashless basis. It expires on April 27, 2004. The number of shares for which the warrant described above is exercisable is subject to adjustment upon changes in our capital structure, including stock splits, combinations or dividends, and reclassifications, exchanges or substitutions. The warrant carries specified registration rights. See "Registration Rights--Warrant Holder."

Registration Rights

   Common Stockholders. On the date 180 days after the completion of this offering, the holders of 13,435,640 shares of common stock or their transferees will have rights to cause us to register these shares under the Securities Act of 1933. We may be required to effect up to two demand registrations, at our expense. We will not be required to effect a demand registration if the anticipated gross proceeds of the shares to be registered are expected to be less than $25 million. In addition, the holders of these shares will have the right to cause us to register these shares, at our expense, on a Form S-3, provided that we are eligible to use this form. We may be required to effect up to four demand registrations, except that, if we have effected all four registrations and the holders of registration rights have not yet requested a demand registration, we may be required to effect five demand registrations. We will not be required to effect a demand registration if the anticipated gross proceeds of the shares to be registered are expected to be less than $5.0 million. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, other than in connection with an employee stock benefit plan or certain business combinations involving us, the holders of 16,584,799 shares of common stock, including 58,000 shares of common stock to be issued upon the exercise of options and, in the case of an underwritten offering, 60,651 shares of common stock to be issued upon the exercise of a warrant, will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. All of these registration rights, except for those in favor of the warrant holder, will terminate on the earlier of August 13, 2006 or when a holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration.

   Warrant Holder. Pursuant to the terms of the warrant, the holder of the warrant to purchase a total of 60,651 shares of common stock is entitled to specified rights with respect to the registration of its shares of common stock under the Securities Act. Subject to various and customary exceptions, if we propose to register shares of the common stock under the Securities Act in an underwritten public offering, the holder is entitled to notice of the registration and is entitled to include its shares of common stock issuable upon the exercise of the warrant in the registration at our expense. The underwriters have the right to limit the number of warrant shares included in any registration pursuant to the warrant.

Anti-Takeover Effects of Various Provisions of Delaware Law and OneSoft's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

   After the closing of this offering, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to OneSoft and, accordingly, may discourage attempts to acquire us.

   In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering, the relevant provisions of which are summarized below, may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

   Classified Board of Directors. Following the completion of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Consequently, approximately one-third of the board of directors will be elected each year. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in the majority of our board of directors.

   Advance Notice Requirements for Stockholder Proposals and Director
Nominees. Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the preceding year's mailing date. For a special meeting, the notice must generally be delivered not later than the later of 90 days prior to the special meeting or 10 days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

   Stockholder Action, Special Meeting of Stockholders. Our amended and restated certificate of incorporation does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders. Special meetings of the stockholders may be called only by our board of directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future. In addition, since a limited number of shares will be available for sale immediately after this offering due to the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding 20,966,148 shares of common stock, based on shares outstanding at February 29, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of this number, all of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by any of our affiliates. An affiliate of OneSoft is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, OneSoft. Our current affiliates include the individuals and entities that hold more than 10% of our stock listed under "Principal and Selling Stockholders" as well as our other executive officers and directors.

   The remaining 16,466,148 shares of common stock held by existing stockholders are deemed "restricted securities" as defined under Rule 144 promulgated under the Securities Act. Restricted securities may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Of these shares, 15,392,480 shares are subject to lock-up agreements with the underwriters or directly with us, under which all of our directors and officers and stockholders holding more than 1% of our common stock have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Deutsche Bank Securities Inc., in some instances together with us, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. Subject to these lock-up agreements, the shares of common stock outstanding upon completion of this offering will be available for sale in the public market as follows:

Days After the Effective  Shares Eligible
Date                         for Sale                         Comment
------------------------  --------------- ------------------------------------------------
On Effectiveness........     4,620,000    Freely tradable shares sold in this offering and
                                          shares saleable under Rule 144(k) that are not
                                          subject to the 180-day lock-up

90 days.................       227,908    Additional shares saleable under Rules 144 and
                                          701 that are not subject to the 180-day lock-up

180 days................    15,392,480    The 180-day lock-up is released and these
                                          additional shares are saleable under Rule 701,
                                          Rule 144 (subject, in some cases, to volume
                                          limitations), or Rule 144(k)

More than 180 days......       725,760    Restricted shares that are held for less than
                                          one year, are not subject to the 180-day lock-
                                          up, and are not yet saleable under Rule 144

Rule 144

   In general, under Rule 144, beginning 90 days after the date of this prospectus, stockholders of OneSoft that have beneficially owned their shares for at least one year, but less than two years, and affiliates of OneSoft that have beneficially owned their shares for any period of more than one year or who have purchased OneSoft shares in the open market, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, equal to approximately 209,661 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of sale with the SEC.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements, and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell those shares without complying with the volume limitation or the manner of sale, public information or notice provisions of Rule 144.

Rule 701

   In general, under Rule 701 of the Securities Act, any of our employees, officers, directors, consultants, or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, 155,500 shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the obtaining of the prior written consent of Deutsche Bank Securities Inc.

Registration Rights

   At any time more than six months after the closing of this offering, the holders of 16,466,148 shares of our common stock and 118,651 shares of our common stock issuable upon the exercise of outstanding options and warrants, or their transferees, will be entitled to rights to register their shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

   Promptly following this offering, we will file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or options reserved for issuance under our Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan. Based on the number of shares subject to options outstanding or reserved for issuance under this plan at February 29, 2000, this registration statement would cover approximately 5,620,000 shares. The registration statement will automatically become effective upon filing. Accordingly, subject to Rule 144 volume limitations applicable to our affiliates, approximately 500,000 shares registered under the registration statement will be available for sale in the open market immediately, and approximately an additional 1,070,000 shares registered under the registration statement will be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Warrants

   As of February 29, 2000 we had outstanding a warrant to purchase 60,651 shares of common stock. When this warrant is exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. This warrant also contains "net exercise provisions." These provisions allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The shares of common stock issued in a "net exercise" could be publicly sold under Rule 144 immediately after exercise, subject to the 180-day lock-up period.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters, named below through their representatives Deutsche Bank Securities Inc., SG Cowen Securities Corporation, Friedman, Billings, Ramsey & Co., Inc. and SoundView Technology Group, Inc. have severally agreed to purchase from OneSoft the following respective number of shares of common stock at the assumed initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                      Number of
Underwriter                                                            Shares
-----------                                                           ---------
Deutsche Bank Securities Inc. .......................................
SG Cowen Securities Corporation......................................
Friedman, Billings, Ramsey & Co., Inc................................
SoundView Technology Group, Inc. ....................................
                                                                      ---------
  Total.............................................................. 4,500,000
                                                                      =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock to be sold in this offering, other than those covered by the over-allotment option described below, if any of such shares are purchased.

   The underwriters propose to offer the shares of common stock to the public at the assumed initial public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in
excess of $   per share, under the assumed initial public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not
more than $   per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

   We, and the selling stockholders, have granted the underwriters an option, to purchase up to 675,000 additional shares of common stock, at the assumed public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. This option is exercisable not later than 30 days after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock to be sold in this offering. To the extent the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be sold in this offering. We and the selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,500,000 shares are being offered.

   The underwriting fee is equal to the assumed initial public offering price per share of common stock less the amount paid by the underwriters to us per
share of common stock. The underwriting fee is   % of the assumed initial
public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                      Total Fees
                                       -----------------------------------------
                                       Without Exercise of With Full Exercise of
                               Fee Per   Over-Allotment       Over-Allotment
                                Share        Option               Option
                               ------- ------------------- ---------------------
Fees paid by OneSoft..........  $0.91      $4,095,000           $4,709,250

   In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $   .

   We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

   Each of our officers and directors and some of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock held by these persons for a period of 180 days after the effective date of the registration statement, of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. In the event that the underwriters' over-allotment option is exercised in full, some of our officers and other stockholders will be selling their common stock in the offering. See "Principal and Selling Stockholders" for additional information.

   Transfers or dispositions can be made during the lock-up periods in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

   The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover the over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

   The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   At our request, the underwriters have reserved for sale, at the initial public offering price, up to 405,000 shares or 9%, of our common stock being sold in this offering for our vendors, employees, family members of employees, customers, and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

   SG Cowen Securities Corporation holds 2,071,400 shares of our Series A preferred stock, 674,619 shares of our Series B preferred stock, and 379,363 shares of our Series C preferred stock through their affiliate Societe Generale Capital Corporation. Deutsche Bank Securities

Inc. served as placement agent in connection with our Series C preferred stock financing and was paid a cash placement agent fee. Deutsche Bank Securities Inc. received a warrant for the purchase of 60,651 shares of our common stock.

   A prospectus in electronic format is being made available on an Internet site maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on our affiliate's Web site and any information contained on any Web site maintained by Wit Capital is not part of the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied on by investors.

   fbr.com, a division of FBR Investment Services, Inc., is an affiliate of Friedman, Billings, Ramsey & Co., Inc., a representative. Friedman, Billings, Ramsey & Co., Inc. has agreed to allocate a certain number of shares to fbr.com for sale to its online brokerage account holders. An electronic prospectus is available on the Web site maintained by fbr.com. Other than the prospectus in electronic format, the information on the fbr.com Web site relating to this offering is not a part of the prospectus and should not be relied upon by prospective investors.

Pricing of this Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the assumed initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the assumed initial public offering price were:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  .  estimates of our business potential.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and some of its members have options to purchase a total of 156,000 shares of our common stock. Some issues will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Washington, D.C.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. We have included information from the Shop.org study on page 30 of this prospectus with the permission of Shop.org and the Boston Consulting Group.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-l under the Securities Act of 1933 regarding the common stock offered by us. This prospectus does not contain all of the information included in the registration statement and the exhibits filed as part of the registration statement. Particular items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to OneSoft and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits and schedules. You may review a copy of the registration statement, including exhibits, at the Securities and Exchange Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from those offices after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

   Upon receipt of a request by an investor or his or her representative prior
to      , 2000 (25 days after the date of this prospectus), we shall transmit or cause to be transmitted promptly, without charge, a paper copy of the prospectus.

   We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                              ONESOFT CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Financial Statements.............................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
OneSoft Corporation

   We have audited the accompanying consolidated balance sheets of OneSoft Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneSoft Corporation at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

February 4, 2000
McLean, VA

                              ONESOFT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                As of
                                             December 31,          Pro Forma
                                       -------------------------  December 31,
                                          1998          1999          1999
                                       -----------  ------------  ------------
Assets
Current assets:
 Cash ................................ $ 2,555,843  $ 16,361,236  $ 16,361,236
 Accounts receivable, net of
  allowance...........................     392,193     3,707,506     3,707,506
 Other receivables....................     221,960       792,312       792,312
 Other current assets.................     161,317     1,061,794     1,061,794
                                       -----------  ------------  ------------
   Total current assets...............   3,331,313    21,922,848    21,922,848
Notes receivable--related party.......          --       510,084       510,084
Other non-current assets..............          --       256,388       256,388
Restricted cash.......................          --     1,437,070     1,437,070
Property and equipment, net...........     350,826     4,272,580     4,272,580
                                       -----------  ------------  ------------
   Total assets....................... $ 3,682,139  $ 28,398,970  $ 28,398,970
                                       ===========  ============  ============
Liabilities and stockholders' equity
Current liabilities:
 Accounts payable..................... $   306,515  $  4,438,130  $  4,438,130
 Accrued payroll......................     415,527     1,952,203     1,952,203
 Other current liabilities............      34,033     2,467,457     2,467,457
 Deferred revenue.....................          --     1,340,887     1,340,887
 Capital lease obligations--current...      40,231       126,153       126,153
 Notes payable--related party.........          --            --            --
                                       -----------  ------------  ------------
   Total current liabilities..........     796,306    10,324,830    10,324,830
Capital lease obligations--
 noncurrent...........................      33,489        63,163        63,163
Minority interest.....................      20,911            --            --
Redeemable convertible preferred
 stock; $0.001 par value,
 10,107,640 shares authorized,
 3,192,530, 10,107,640 and 0 issued
 and outstanding......................   7,604,034    48,746,754            --
Stockholders' (deficit) equity:
 Common stock; $0.001 par value,
  20,242,969 shares authorized,
  5,977,570, 6,206,850 and 16,314,490
  shares issued and outstanding.......       5,978         6,207        16,315
 Additional capital...................       1,644     5,451,190    54,187,836
 Loan to officer......................    (412,333)     (412,333)     (412,333)
 Unearned stock option compensation...     (38,567)   (2,020,819)   (2,020,819)
 Accumulated deficit..................  (4,329,323)  (33,760,022)  (33,760,022)
                                       -----------  ------------  ------------
   Total stockholders' (deficit)
    equity............................  (4,772,601)  (30,735,777)   18,010,977
                                       -----------  ------------  ------------
   Total liabilities and stockholders'
    (deficit) equity.................. $ 3,682,139  $ 28,398,970  $ 28,398,970
                                       ===========  ============  ============

                              ONESOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                         --------------------------------------
                                            1997        1998          1999
                                         ----------  -----------  -------------
Revenues:
 Application services..................  $  170,891  $   560,890   $  2,022,504
 Professional services.................   1,834,509      994,668      6,928,473
                                         ----------  -----------  -------------
   Total revenues......................   2,005,400    1,555,558      8,950,977
Cost of revenues (exclusive of non-cash
 compensation expense) of approximately
 $30,000 in 1999.......................   1,399,554    1,061,011      7,397,061
                                         ----------  -----------  -------------
Gross profit...........................     605,846      494,547      1,553,916
Operating expenses:
 Sales and marketing expenses
  (exclusive of non-cash
  compensation expense of approximately
  $2,904,000 in 1999)..................          --    1,190,009     12,184,461
 Research and development costs
  (exclusive of non-cash
  compensation expense of approximately
  $9,622, $12,047 and $69,000 in 1997,
  1998 and 1999, respectively).........     254,456    1,044,358      4,490,407
 General and administrative expense
  (exclusive of non-cash
  compensation expense of approximately
  $152,000)............................     955,454    2,011,916      8,432,646
 Non-cash stock based compensation
  expense..............................       9,622       12,047      3,154,508
                                         ----------  -----------  -------------
   Total operating expense.............   1,219,532    4,258,330     28,262,022
                                         ----------  -----------  -------------
Loss from operations...................    (613,686)  (3,763,783)   (26,708,106)
Other income (expenses):
  Interest income......................      16,902      169,128        612,666
  Interest expense.....................     (17,615)     (13,514)       (47,938)
  Disposal of Sports Warehouse.........          --           --       (226,788)
                                         ----------  -----------  -------------
                                              (713)      155,614        337,940
Net loss before taxes and minority
 interest..............................    (614,399)  (3,608,169)   (26,370,166)
Provision for income taxes.............          --           --             --
Minority interest in consolidated
 subsidiaries..........................      13,893       17,967             --
                                         ----------  -----------  -------------
Net loss...............................  $ (600,506) $(3,590,202) $ (26,370,166)
                                         ==========  ===========  =============
Accretion of preferred stock...........          --       18,034      3,060,533
                                         ----------  -----------  -------------
Net loss attributable to shareholders..  $ (600,506) $(3,608,236) $ (29,430,699)
                                         ==========  ===========  =============
Net loss per share attributable to
 shareholders, basic and diluted.......  $    (0.10) $     (0.60) $       (4.85)
                                         ==========  ===========  =============
Weighted average shares used in
 calculation
 of basic and diluted loss per share...   5,832,278    5,968,736      6,066,009
Pro forma loss per share attributable
 to shareholders, basic and diluted....                           $       (1.87)
                                                                  =============
Weighted average shared used in
 calculation
 of pro forma loss per share...........                              14,122,682

                              ONESOFT CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           Common Stock       Unearned                                              Total
                         -----------------     Stock       Loan to   Additional  Accumulated    Stockholders'
                          Shares    Amount  Compensation   Officer    Capital      Deficit     Equity (Deficit)
                         ---------  ------  ------------  ---------  ----------  ------------  ----------------
Balance, December 31,
 1996................... 3,000,000  $3,000  $       --    $     --   $      --   $     36,134    $     39,134
 Recapitalization....... 3,360,000   3,360          --          --       (3,360)          --              --
 Sale of common stock...   340,620     341          --          --      199,659           --          200,000
 Issuance of stock
  options...............       --      --       (60,236)        --       60,236           --              --
 Amortization of
  unearned stock option
  compensation..........       --      --         9,622         --          --            --            9,622
 Repurchase of common
  stock.................  (750,000)   (750)         --          --     (256,535)     (156,715)       (414,000)
 Loan to officer........       --      --           --     (412,333)        --            --         (412,333)
 Net loss...............       --      --           --          --          --       (600,506)       (600,506)
                         ---------  ------  -----------   ---------  ----------  ------------    ------------
Balance, December 31,
 1997................... 5,950,620   5,951      (50,614)   (412,333)        --       (721,087)     (1,178,083)
 Exercise of stock
  options...............    26,950      27          --          --        1,644           --            1,671
 Amortization of
  unearned stock option
  compensation..........       --      --        12,047         --          --            --           12,047
 Accretion of preferred
  stock.................       --      --           --          --          --        (18,034)        (18,034)
 Net loss...............       --      --           --          --          --     (3,590,202)     (3,590,202)
                         ---------  ------  -----------   ---------  ----------  ------------    ------------
Balance, December 31,
 1998................... 5,977,570   5,978      (38,567)   (412,333)      1,644    (4,329,323)     (4,772,601)
 Exercise of stock
  options...............   204,800     205          --          --       68,010           --           68,215
 Issuance of stock
  options...............       --      --    (2,379,490)        --    5,136,760           --        2,757,270
 Amortization of
  unearned stock
  compensation..........       --      --       397,238         --          --            --          397,238
 Disposal of Sports
  Warehouse.............    24,480      24          --          --      244,776           --          244,800
 Issuance of warrants
  (Note 6)..............       --      --           --          --          --            --              --
 Accretion of preferred
  stock.................       --      --           --          --          --     (3,060,533)     (3,060,533)
 Net loss...............       --      --           --          --          --    (26,370,166)    (26,370,166)
                         ---------  ------  -----------   ---------  ----------  ------------    ------------
Balance at December 31,
 1999................... 6,206,850  $6,207  $(2,020,819)  $(412,333) $5,451,190  $(33,760,022)   $(30,735,777)
                         =========  ======  ===========   =========  ==========  ============    ============

                              ONESOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997        1998          1999
                                          ----------  -----------  ------------
Cash flows from operating activities
 Net loss...............................  $ (600,506) $(3,590,202) $(26,370,166)
 Adjustments to reconcile net income
  loss to net cash used in operating
  activities:
 Depreciation...........................      27,395      118,543       503,110
 Non-cash compensation..................       9,622       12,047     3,154,508
 Minority interest......................     (13,893)     (17,967)           --
 Disposal of Sports Warehouse...........          --           --       226,788
 Changes in operating assets and
  liabilities:
  Accounts receivable...................     223,233     (309,704)   (3,315,313)
  Other receivables.....................          --     (193,257)     (543,527)
  Other assets..........................     (11,463)    (149,427)   (1,156,866)
  Accounts payable......................     (28,438)     146,096     4,131,615
  Accrued payroll.......................      26,696      332,101     1,536,676
  Other current liabilities.............       7,293       13,238     2,433,424
  Deferred revenues.....................          --           --     1,340,887
                                          ----------  -----------  ------------
 Net cash used in operating activities..    (360,061)  (3,638,532)  (18,058,864)
Cash flows from investing activities
 Acquisition of property and equipment..     (48,474)    (260,887)   (4,126,385)
 Minority interest contribution to
  Sports Warehouse, Inc. ...............      50,000           --            --
 Restricted cash........................         --           --     (1,437,070)
 Notes receivable--related party........    (412,750)     (46,286)     (536,908)
                                          ----------  -----------  ------------
                                            (411,224)    (307,173)   (6,100,363)
Cash flows from financing activities
 Repurchase of common stock.............    (414,000)          --            --
 Exercise of stock options..............          --        1,671        68,215
 Sale of common stock...................     200,000           --            --
 Sale of redeemable preferred stock, net
  of offering costs.....................   1,750,000    5,817,966    38,082,187
 Payments of capital lease obligations..     (34,230)     (27,455)     (185,782)
 Repayment of notes payable--related
  party.................................     (30,000)     (24,000)           --
 Borrowings under notes payable--related
  party.................................      24,000           --            --
                                          ----------  -----------  ------------
 Net cash provided by financing
  activities............................   1,495,770    5,768,182    37,964,620
                                          ----------  -----------  ------------
 Net increase in cash...................     724,485    1,822,477    13,805,393
 Cash at beginning of year..............       8,881      733,366     2,555,843
                                          ----------  -----------  ------------
 Cash at end of year....................  $  733,366  $ 2,555,843  $ 16,361,236
                                          ==========  ===========  ============

                              ONESOFT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

   OneSoft, Inc. ("The Company") is a leading provider of Internet commerce software and services that enable businesses to use the Internet as a commerce channel with their customers, partners and suppliers. The Company was incorporated in Virginia in November 1995 and in June 1997 the Company merged with a shell company resulting in the surviving company being incorporated in Delaware. The shareholder ownership percentages of the Company were the same both prior and subsequent to this transaction. From inception, the Company has conducted development efforts resulting in the creation of "OneCommerce", our Internet commerce software, and the services used to deploy the application for our business customers. In 1997 the Company began licensing its software, which has evolved into offering companies a comprehensive solution to efficiently build, grow and extend their Internet commerce businesses rapidly and cost-effectively, thus maximizing their revenue opportunities.

Recapitalization

   During the first quarter of 1997, the Company acquired all of the outstanding common stock of Interflowww, Inc. for 3,360,000 shares of the Company's founders share. Interflowww, Inc. was majority owned by a shareholder of the Company, and its limited operations since inception had been funded entirely by OneSoft.

Principles of Consolidation

   All significant intercompany accounts and transactions have been eliminated in consolidation. The Company held a 70% equity interest in Sports Warehouse, Inc. which it has consolidated for financial statement purposes. On November 23, the Company acquired the remaining 30% of Sports Warehouse and subsequently, disposed of the subsidiary (see Note 6).

Revenue Recognition

   The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"). The Company derives revenue from application and professional services. Applications services revenues consist primarily of license fees, software maintenance fees and fees for managed services that include application outsourcing, technical support and transaction services. The Company derives revenue from the provision of professional services that assist clients in the planning, design and implementation of their Internet commerce business.

   Revenues from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collection is probable. Revenues on arrangements with customers that are not the ultimate end user (primarily resellers) is recognized upon receipt of a reseller report of the sale and the Company's shipment of the licensed software. Advanced payments are recorded as deferred revenue until the product is shipped, services are delivered or obligations are met.

                              ONESOFT CORPORATION

1. Organization and Significant Accounting Policies (continued)

Revenue Recognition (continued)

   The Company's products do not require significant customization. The Company provides start up services, professional services and managed services, which may be sold in conjunction with its software. These services are not essential to the functioning of the Company's software.

   Revenue related to maintenance is recognized on a straight line basis over the period maintenance is provided.

   Professional services revenue, which is substantially time and materials related, is recognized as the services are provided. Set up services, consist primarily of professional services to configure hardware and install the Company's software, and are recognized as the services are provided. The Company has established vendor specific objective evidence ("VSOE") for its professional fees, including set up services, as these services are regularly sold on a time and materials basis in the absence of the Company's licenses.

   Managed services, consist primarily of application outsourcing, technical support and transaction services and are recognized ratably over the life of the managed services agreement. The Company has not established VSOE on its managed services. Accordingly, when licenses are sold in conjunction with managed services the license revenue is recognized over the term of the managed services. The deferred revenues at December 31, 1999 result primarily from deferred software licenses revenue on contracts that contain managed services.

   The Company provides non-specified upgrades of its product only on a when and if available basis. Historically, the Company has not offered significant discounts on its software or other services.

   In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires use of the "residual method" for recognition of revenues when vendor-specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement. The Company will be required to comply with the provisions of SOP 98-9 for transactions entered into beginning January 1, 2000. The Company does not believe that the adoption of SOP 98-9 will have a material effect on its financial position or results of operations.

Stock Split

   In 1998, the Company declared a 10 to 1 stock split of its common stock. On March 1, 1999, the Company declared an additional 10 to 1 stock split of its Series A preferred stock. Accordingly, all prior period stock balances have been restated to reflect the stock splits as if both splits had occurred at the beginning of the earliest period presented.

Fair Value of Financial Instruments

   The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash, accounts receivable, notes receivable, current liabilities and capital lease obligations to approximate the fair value of the respective assets and liabilities at December 31, 1998 and 1999.

                              ONESOFT CORPORATION

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Concentration of Credit Risk

   Financial instruments which subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions of high credit standing.

   The Company's accounts receivable are derived primarily from the sale of software products and related services. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

   At December 31, 1998 and 1999, five customers accounted for approximately 88% and 53%, respectively of the total accounts receivable balance. During the years ended December 31, 1998 and 1999, five customers accounted for 71% and 57%, respectively, of the Company's revenues.

Income Taxes

   The Company accounts for taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

Property and Equipment

   Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset, ranging from three to five years. Leasehold improvements are depreciated over the lesser of the useful life of the addition or the lease term.

Product Development Costs

   Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized to the extent that the capitalizable costs exceed the realizable value of such costs, until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding, and testing activities that are necessary to establish products that meet design specifications including functions, features, and technical performance requirements. Under the Company's definition, establishing technological feasibility is considered complete only after the majority of customer testing and customer feedback has been incorporated into product functionality. To date, the period between technological feasibility and general availability has been short. Management has determined that all costs to date which qualify for capitalization were expensed as the result of these amounts being in excess of the net realizable value of such cost in the period which the costs were incurred.

                              ONESOFT CORPORATION

Reclassification

   Certain prior year balances have been reclassified to conform with the 1999 presentation.

Restricted Cash

   The Company utilizes CD's for security deposits on rental properties.

2. Accounts Receivable & Other Receivables

   Accounts receivable consist of the following:

                                                             December 31,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
   Billed receivables................................... $  369,447  $3,803,881
   Unbilled receivables.................................    103,280     800,100
   Allowance for possible losses........................    (80,534)   (896,475)
                                                         ----------  ----------
   Total................................................ $  392,193  $3,707,506
                                                         ==========  ==========

   Other receivables consist of amounts reimbursable to the Company primarily as the result of equipment leases.

   Valuation Accounts

   A summary of the Company's allowance for bad debts is as follows:

   Balance at December 31, 1997      $   33,981
    Additions charged to expense         53,250
    Accounts receivable written-off      (6,697)
                                     ----------
   Balance at December 31, 1998      $   80,534
    Additions charged to expense      1,119,727
    Accounts receivable written off    (303,786)
                                     ----------
   Balance at December 31, 1999      $  896,475
                                     ==========

3.Notes Receivable--Related Party

   On December 1, 1997, the Company loaned an officer of the Company $412,333 to purchase 750,000 shares of the Company's common stock from a third party. The note is due on December 1, 2002, accrues interest at 6.02% per annum, and is secured by the 750,000 shares of OneSoft common stock and other assets. At December 31, 1998, the outstanding loan is $441,036 consisting of principal of $412,333 and accrued interest of $28,703. At December 31, 1999, the outstanding loan is $467,860 consisting of principal of $412,333 and accrued interest of $55,527. The Company has disclosed the loan as an offset to the Company's equity.

   On August 13, 1999 the Company loaned an officer of the Company $500,000. The loan is due on August 13, 2002, accrues interest at 5.43% per annum, and is secured by shares of the Company's common stock. At December 31, 1999 the outstanding loan is $510,084 consisting of principal of $500,000 and accrued interest of $10,084.

                              ONESOFT CORPORATION

4.Property and Equipment

   Property and equipment consist of the following:

                                                            December 31,
                                                        ----------------------
                                                           1998        1999
                                                        ----------  ----------
   Equipment........................................... $  216,075  $1,888,541
   Furniture...........................................    101,304     348,107
   Leasehold improvements..............................     36,502   1,247,703
   Software............................................    153,573   1,447,967
                                                        ----------  ----------
                                                           507,454   4,932,318
   Less accumulated depreciation and amortization......   (156,628)   (659,738)
                                                        ----------  ----------
   Total...............................................    350,826   4,272,580
                                                        ==========  ==========


5.Notes Payable

   The Company paid interest of approximately $7,615, $13,500 and $47,983 related to all of its notes payable and capital leases for the years ended December 31, 1997, 1998 and 1999, respectively.

6.Stockholders' Equity and Redeemable Convertible Preferred Stock

 Common Stock

   On April 13, 1997, the Company sold 340,620 shares of common stock for $.587 per share.

   On December 1, 1997, the Company purchased 750,000 shares of common stock from a former officer of the Company for $414,000.

   In conjunction with the announcement of the Company's initial public offering the minority owner of Sports Warehouse exercised a right to exchange their investment in Sports Warehouse for 24,480 shares of OneSoft common stock. Subsequent to the transaction the Company disposed of Sports Warehouse resulting in a loss of $226,788.

 Redeemable Convertible Preferred Stock

   On November 14, 1997, the Company sold 766,770 shares of Series A Mandatory Redeemable Convertible Preferred Stock for proceeds of $1,750,000.

   On March 13, 1998, the Company sold 147,220 shares of Series A Mandatory Redeemable Convertible Preferred Stock for proceeds of $336,000.

   In June 1998, the Company sold 2,278,540 shares of Series A Mandatory Redeemable Convertible Preferred Stock for proceeds of $5,500,000.

   On March 1, 1999 the Company sold 2,023,857 shares of Series B Mandatory Redeemable Convertible Preferred Stock for proceeds of $7.5 million. In conjunction with this sale, the Company declared a 10 to 1 stock split for series A preferred stock. All prior period stock balances have been restated to reflect the stock split as if it had occurred at the beginning of the earliest period.

                              ONESOFT CORPORATION

6.Stockholders Equity and Redeemable Convertible Preferred Stock (continued)

   On August 13, 1999 the Company sold 4,464,771 shares of Series C Redeemable Convertible Preferred Stock for net proceeds of approximately $29.4 million.

   On October 5, 1999, the Company sold 426,482 shares of Series C Redeemable Convertible Preferred Stock for net proceeds of approximately $2.8 million. In conjunction with this transaction the Company issued an investor a warrant to purchase 60,651 shares of common stock with an exercise price of $6.59 for assistance in selling the preferred stock.

   All classes of the Company's Redeemable Convertible Preferred Stock (collectively referred to as the "Preferred Stock") convert into an equivalent number of common shares at the holders discretion at any time after issuance. The Preferred Stock is entitled to dividends, payable if and when declared by the board of directors. The Preferred Stock has voting rights on an as if converted basis. The Preferred Stock will convert into common stock if the Company is sold or holds a public offering of equity securities, as defined in the agreement. The Preferred Stock has certain anti-dilutive and future registration provisions as defined in the agreement. The Preferred Shares have liquidation preferences over common shares. Accretion of the preferred shares for the years ended December 31, 1998 and 1999 was $18,034 and $3,060,533 respectively.

Stock Options

   Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires a fair value based methodology of accounting for all stock option plans. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options and has provided pro forma fair value disclosure under SFAS No. 123. Under APB 25, if the exercise price of the Company's stock options equal or exceed the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   During 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). Under the Plan, 3,000,000 shares of common stock are reserved for issuance. During 1999, the Company's Board of Directors increased the number of shares of common stock that can be issued under the Plan to 5,000,000. Options under the Plan may be of two types: non qualified stock options and incentive stock options. All employee options expire after 3 months from the employee termination date. Options vest over periods not to exceed 5 years and the contractual term of the options is 10 years from the date of grant. At December 31, 1998 and 1999 the Company had 1,324,560 and 1,082,767 options available for grant under the plan.

   The Company recorded expense of $9,622, $12,047 and $397,238 during the years ended December 31, 1997, 1998 and 1999 as a result of the issuance of stock options to employees with exercise prices less than the fair market value of the Company's common stock at the date of issuance.

   During 1999 the Company recorded an additional $2,757,270 of expense related to the fair value of the options issued to non-employees. Of this amount $145,270 related to services performed during 1999 by non-employees and $2,612,000 of the balance resulted from the issuance to a consultant of an option for 250,000 shares of common stock with and exercise price of $0.552 per share. These options vest upon this individual meeting certain sales goals,

                              ONESOFT CORPORATION

6. Stockholders Equity and Redeemable Covertible Preferred Stock (continued)

prior to December of 2000, pursuant to the option agreement. The Company has accounted for these options under SOP 96-18 and accordingly recorded the variable accounting for the options through December 31, 1999.

   Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the minimum valuation method and the following assumptions: risk free interest rate 6%; a dividend yield of 0%; and weighed average expected life of 4 years. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

   The weighted average fair values of the options granted in 1997 with a stock price equal to the exercise price and with a stock option price greater than the exercise price is $0.14 and $0.44 per share, respectively. The weighted average fair values of the options granted in 1998 with a stock price equal to the exercise price is $0.14 per share. The weighted average fair values of the options granted in 1999 with a stock price equal to the exercise price and with a stock price greater than the exercise price are $1.88 and $2.05 per share, respectively.

                                                Year Ended December 31,
                                         -------------------------------------
                                            1997        1998         1999
                                         ---------- ------------ -------------
   Pro forma net loss................... $(609,822) $(3,653,083) $(30,612,017)
   Pro forma basic and diluted net loss
    per share(1)........................    $(0.10)      $(0.61)       $(2.17)

--------
(1) The pro forma net loss reflects the pro forma weighted outstanding shares for the year ended December 31, 1999. See note 11.

   The Company's stock option activity and related information is as follows:

                                                                       Weighted-
                                                                        Average
                                                            Number of  Exercise
                                                             Options     Price
                                                            ---------  ---------
   Outstanding at January 1, 1997.........................         --    $  --
    Granted...............................................  1,091,040     0.53
    Exercised.............................................         --       --
    Forfeited.............................................         --       --
                                                            ---------    -----
   Outstanding at December 31, 1997.......................  1,091,040     0.53
    Granted...............................................    853,150     0.53
    Exercised.............................................    (26,950)    0.06
    Canceled/Forfeited....................................   (268,750)    0.49
                                                            ---------    -----
   Outstanding at December 31, 1998.......................  1,648,490     0.55
    Granted...............................................  2,869,710     4.15
    Exercised.............................................   (204,800)    0.33
    Canceled/Forfeited....................................   (627,917)    1.18
                                                            ---------    -----
   Outstanding at December 31, 1999.......................  3,685,483    $3.26
                                                            =========    =====
    Exercisable at December 31, 1999......................    944,548    $0.49
                                                            =========    =====

                              ONESOFT CORPORATION

6. Stockholders Equity and Redeemable Covertible Preferred Stock (continued)

   The following table summarizes information about stock options outstanding at December 31, 1999:

                                      Options Outstanding   Options Exercisable
                                     --------------------- ---------------------
                                                 Weighted-             Weighted-
                                                  Average               Average
   Range of                            Number    Exercise    Number    Exercise
   Exercise Price                    Outstanding   Price   Exercisable   Price
   --------------                    ----------- --------- ----------- ---------
   Less than $1.00..................  2,254,983    $0.49     944,548     $0.49
   $1.00 to $4.00...................    337,500     3.97         --        --
   $4.01 to $8.00...................    411,000     5.59         --        --
   $8.01 to $12.00..................    682,000    10.39         --        --
                                      ---------              -------
                                      3,685,483              944,548
                                      =========              =======

   The average remaining contractual lives for options outstanding at December 31, 1998 and December 31, 1999 was 9 years and 8 years respectively.

7. Income Taxes

   At December 31, 1998, the Company had a net operating loss carryforwards for tax purposes of approximately $24.7 million, which principally expires in 2018. The timing and manner in which the operating loss carryforward may be utilized in any year by the Company will be limited by the Company's ability to generate future earnings and certain other provisions of the US tax code.

Net deferred tax assets at December 31, consist of:

                                                          1998         1999
                                                       -----------  -----------
   Net operating loss carryforward.................... $ 1,507,510  $ 9,744,307
   Allowance for bad debts............................      32,214      354,108
   Unbilled receivable................................          --      529,650
   Deferred revenue...................................          --      143,452
   Other..............................................      25,558      143,452
   Valuation allowance................................  (1,565,282) (10,914,969)
                                                       -----------  -----------
   Net deferred tax asset............................. $        --  $        --
                                                       ===========  ===========

   As the Company does not have a history of consistent earnings and no assurance can be made of future earnings, a valuation allowance in the amount of the deferred tax asset has been recorded.

                              ONESOFT CORPORATION

7. Income Taxes (continued)

   A summary of items which cause the recorded income taxes to differ from the statutory Federal income tax rate is as follows:

                                              Year ended December 31,
                                         -----------------------------------
                                           1997        1998         1999
                                         ---------  -----------  -----------
   Tax expense (benefit) at statutory
    Federal rate........................ $(208,896) $(1,226,777) $(8,968,916)
   Effect of:
     State income tax, net..............   (36,864)    (216,490)  (1,582,750)
     Stock issuance costs...............        --       55,164           --
     Stock based........................        --           --    1,102,579
     Other..............................    18,827       49,755      492,587
     Increase in valuation allowance....   226,933    1,338,348    8,956,500
                                         ---------  -----------  -----------
   Income tax expense (benefit)......... $      --  $        --           --
                                         =========  ===========  ===========

   The Company paid no income taxes during the years ended December 31, 1997, 1998 and 1999, respectively.

8. Leases

   The Company currently leases office space and equipment under non-cancelable operating leases. The future minimum lease payments under non-cancelable operating leases at December 31, 1999 are as follow:

   Fiscal Year
   -----------
   2000............................................................. $ 1,789,640
   2001.............................................................   1,988,588
   2002.............................................................   2,032,990
   2003.............................................................   2,077,812
   2004.............................................................   2,125,153
   Thereafter.......................................................   3,459,545
                                                                     -----------
   Total............................................................ $13,473,728
                                                                     ===========

   Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $67,000, $122,000 and $154,000, respectively.

                              ONESOFT CORPORATION

8. Leases (continued)

   The Company currently leases equipment and furniture under non-cancelable capital leases. The future minimum lease payments under non-cancelable capital leases at December 31, 1999 are as follow:

   Fiscal Year
   -----------
   2000............................................................... $149,497
   2001...............................................................   66,624
   2002...............................................................       --
   2003...............................................................       --
   2004...............................................................       --
   Thereafter.........................................................       --
                                                                       --------
   Total minimum lease payments.......................................  216,121
   Less amount representing interest..................................   26,805
                                                                       --------
   Present value of minimum lease payments............................  189,316
   Less current portion of capital lease obligation...................  126,153
                                                                       --------
   Non-current portion of capital lease obligation.................... $ 63,163
                                                                       ========

   For the years ended December 31, 1997, 1998, and 1999, the Company had capital assets of $0, $69,500, and $341,411.

9. 401(k) Plan

   The Company has a 401(k) Plan for the benefit of all employees who meet certain eligibility requirements. The plan documents provide for the Company to make defined contributions as well as matching and other discretionary contributions, as determined by the Board of Directors. The Company contributed $4,777, $0 and $0 to the plan for the years ended December 31, 1997, 1998, 1999, respectively.

10.Earnings Per Share

   The following table sets forth the computation of historical basic and diluted earnings per share:

                                               Year Ended December 31,
                                         -------------------------------------
                                            1996        1997          1998
                                         ----------  -----------  ------------
Numerator:
  Net income (loss)..................... $ (600,506) $(3,590,202) $(26,370,166)
  Accretion on preferred shares.........         --      (18,034)   (3,060,533)
                                         ----------  -----------  ------------
  Net income available to shareholders.. $ (600,506) $(3,608,236) $(29,430,699)
                                         ==========  ===========  ============
Denominator:
  Weighted average common shares........  5,832,278    5,968,736     6,066,089
  Effect of dilutive securities:
    Warrants............................         --           --            --
    Stock option........................         --           --            --
    Preferred stock.....................         --           --            --
                                         ----------  -----------  ------------
  Weighted average common shares basic
   and diluted..........................  5,832,278    5,968,736     6,066,009
                                         ==========  ===========  ============

   The effect of the exercise of options or preferred stock would be dilutive for years ended December 31, 1997, 1998 and 1999.

                              ONESOFT CORPORATION

11.Pro Forma Balance Sheet and Earnings Per Share (unaudited)

   The pro forma balance sheet reflects the conversion of all classes of preferred stock as of December 31, 1999.

   The pro forma earning per share reflects the conversion of the all classes of preferred stock as of the beginning of the respective periods presented.

   The following table sets forth the components of pro forma basic and diluted earnings per share as of December 31, 1999:

   Numerator:
     Net income
      (loss)...  $(26,370,166)
                 ============
   Denominator:
     Weighted
      average
      common
      shares...     6,066,089
     Conversion
      of
      preferred
      shares...     8,056,593
                 ------------
     Pro forma
      weighted
      average
      common
      shares
      basic and
      diluted..    14,122,682
                 ============

12. Commitments & Contingencies

   The Company has entered into employment agreements with its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the Senior Vice President of Services ("VP of Services") which contain non-disclosure, assignment of inventions, non-competition and non-solicitation restrictions and covenants. These agreements provide an initial annual base salaries of $240,000, $175,000 and $150,000 for the CEO, CFO and VP of Services respectively, subject to increase by the board of directors, and allow for additional annual bonus compensation based on the meeting of certain mutually agreed upon business objectives and as defined in the agreements. The agreements automatically renew annually unless either the Company or these executives, provide written notice of intention not to renew an agreement. In addition these agreements provide for certain severance benefits to these executives as defined in the agreements.

   The Company also is involved in other legal proceedings in the ordinary course of its business. In the opinion of management, these proceedings involve amounts that would not have a material effect on the financial position or results of operations of the Company if such proceedings were disposed of unfavorably.

   The Company has entered into a marketing agreement with another entity. The total amount the Company has committed to pay approximates $1,000,000 over the next two years.

[BACK COVER GRAPHIC]

TOP BANNER: THE ONESOFT DISTRIBUTION MODEL

Concentric circles representing the various layers of OneCommerce and how the product is distributed through sales channels to the marketplace.

Outside circle: Marketplace
Next inside circle: Internet Solution Center
Next inside circle: Integration Partners - OneSoft Partners - Independent Solution Providers - Application Service Providers - Strategic Alliances
Next inside circle: Internet Solution Center - Application Software Outsourcing Services - Transaction Services - Professional and Support Services
Inside of graphic: OneCommerce

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Special Note Regarding Forward-Looking Statements and Industry Data......  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  51
Certain Relationships and Related Transactions...........................  61
Principal and Selling Stockholders.......................................  64
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  70
Underwriting.............................................................  73
Legal Matters............................................................  76
Experts..................................................................  76
Where You Can Find Additional Information................................  76
Index to Consolidated Financial Statements............................... F-1

Until      , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                               [LOGO OF ONESOFT]

  4,500,000 Shares

  Common Stock

  Deutsche Banc Alex. Brown

  SG Cowen

  Friedman Billings Ramsey

  Wit SoundView

  Prospectus

      , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

   Underwriter                                                         Amount
   -----------                                                       ----------
   SEC Registration Fee............................................. $   19,127
   Nasdaq National Market Listing Fee...............................      1,000
   NASD Fee.........................................................      7,500
   Printing and engraving expenses..................................    400,000
   Legal fees and expenses..........................................    450,000
   Accounting fees and expenses.....................................    350,000
   Transfer agent and registrar fees................................      4,600
   Miscellaneous....................................................     67,773
                                                                     ----------
                                                                     $1,300,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   Our amended and restated certificate of incorporation (the "Charter") provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys' fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if Delaware law requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our chief executive officer, enter into indemnification agreements with directors or officers.

   Section 145 of Delaware law provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

   The amended and restated certificate of incorporation contains a provision to limit the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of Delaware law, as amended. In addition, the restated bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by us or in our right, by reason of the fact that he is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   As permitted by Delaware law, the amended and restated certificate of incorporation, which will be filed upon the completion of the offering, provides that, subject to certain limited exceptions, none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends on or redemption or repurchase of our capital stock or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit our ability and our stockholders' ability through stockholder derivative suits on our behalf to recover monetary damages against a director for the breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent conduct. In addition, the amended and restated certificate of incorporation and Restated bylaws provide that we shall, to the fullest extent permitted by Delaware law, indemnify all of our directors and officers and that we may, to the extent permitted by Delaware law, indemnify our employees and agents.

   We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

   Set forth in chronological order is information regarding shares of common stock issued, and options and warrants granted, by the registrant within the past three years. Also included is the consideration, if any, received by the registrant for such shares and options and information relating to the section of the Securities Act or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

Certain Grants and Exercises of Stock Options

   The issuance of the securities described below were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

   In March 1997, the registrant's Second Amended and Restated 1997 Employee, Director and Consultant Stock Option Plan was approved and adopted by the board of directors and stockholders of the registrant. In August 1999 and March 2000, the board of directors and stockholders of the registrant approved and adopted amendments to the plan that increased the total number of shares of common stock for which options may be granted under the plan. Since March 1997, options to purchase a total of 4,813,900 shares of common stock have been granted, 896,667 shares of which have been cancelled. As of December 31, 1999, 231,750 of these options had been exercised.

   In March 1997, we issued an incentive stock option to purchase 81,000 shares of our common stock at an exercise price of $0.062 per share to one consultant in exchange for services rendered to OneSoft.

   In February 1999, we issued a non-qualified stock option to purchase 75,000 shares of our common stock at an exercise price of $0.552 per share to three consultants in exchange for services rendered to OneSoft.

   In April 1999, we issued 100,000 shares of our common stock to one board member at $0.552 per share.

Issuances of Capital Stock

   The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D promulgated thereunder.

   (1) In March 1997, we issued 840,000 shares of our common stock to three of our employees, including one of our senior vice presidents, in connection with the merger of InterFlowww Enterprises, Inc. into Global Exchange, Inc., our predecessor in interest.

   (2) In April 1997, we issued and sold 340,620 shares of our common stock in a private placement to one investor for $200,000.

   (3) In November 1997, March 1998, and June 1998 the registrant issued and sold a total of 3,192,530 shares of Series A convertible preferred stock in a private placement to two investors at a price per share of $2.283 and $2.4138264 for gross consideration of approximately $7.6 million.

   (4) In February 1999, the registrant issued and sold a total of 2,023,857 shares of Series B convertible preferred stock in a private placement to two investors at a price per share of $3.705793 for gross consideration of approximately $7.5 million.

   (5) In August 1999 and October 1999 the registrant issued and sold a total of 4,891,253 shares of Series C convertible preferred stock in a private placement to twenty investors at a price per share of $6.59 for gross consideration of approximately $32.2 million. We granted the exclusive agent for this private placement, Deutsche Bank Securities Inc., a five-year, non-cancelable and non-transferable warrant to purchase 60,651 shares of our common stock at the equivalent of the offering price.

   (6) In November 1999, we issued 24,480 shares of our common stock to one of our investors upon conversion of its 30% interest in Sports Warehouse, Inc.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

  Exhibit
  Number                          Description of Exhibit
  -------                         ----------------------
  **1.1    Form of Underwriting Agreement

  **3.1    Form of Amended and Restated Certificate of Incorporation of OneSoft
           Corporation

  **3.2    Form of Amended and Restated Bylaws of OneSoft Corporation

  **4.1    Form of Common Stock Certificate of OneSoft Corporation

    4.2    See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
           Certificate of Incorporation and Amended and Restated Bylaws of the Registrant defining the rights of holders of common stock of the Registrant

  **4.3(a) Amendment One to Warrant to purchase 60,651 shares of common stock of OnceSoft Corporation, issued to Deustsche Bank Securities Inc.

  **4.3    Warrant to Purchase 60,651 shares of common stock of OneSoft
           Corporation issued to Deutsche Bank Securities Inc.

    5.1    Form of Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo,
           P.C. with respect to the legality of securities being registered

   10.1    Second Amended and Restated 1997 Employee, Director and Consultant
           Stock Option Plan

 **10.2    Employment Agreement between James W. MacIntyre, IV and the
           Registrant

 **10.3    Amended and Restated Employment Agreement between Frederick C.
           Hawkins, III and the Registrant

 **10.4    Employment Agreement between Jeffrey M. MacIntyre and the Registrant

 **10.5    Employment Letter Agreement from the Registrant to Randall Pevin

 **10.6    Employment Letter Agreement from the Registrant to Thomas E. Young

 **10.7    Third Amended and Restated Investor Rights Agreement dated as of
           August 13, 1999 by and among the Registrant, the holders of Series A
           Preferred Stock, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, and the holders of Common
           Stock.

 **10.8    Form of Incentive Stock Option Agreement of the Registrant

 **10.9    Form of Non-Qualified Stock Option Agreement of the Registrant

 **10.10   Separation Agreement by and between the Registrant and Richard
           Borenstein

 **10.11   Settlement Agreement by and between the Registrant and William
           Langdon

 **10.12 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 4,595 square feet, Annadale, Virginia

 **10.13 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 1,860 square feet, Annadale, Virginia

 **10.14 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 3,720 square feet, Annadale, Virginia

 **10.15 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 1,476 square feet, Annadale, Virginia

 **10.16 Sublease by and between Dover Corporation and the Registrant for a portion of the 34th floor at 280 Park Avenue, New York, New York

 **10.17 Sublease by and between the Registrant and NexTel Communications, Inc. for 70,104 square feet in McLean, Virginia

 Exhibit
  Number                          Description of Exhibit
 -------                          ----------------------
  **10.18 Regus Business Centre Service Agreement by and between the Registrant and Regus Business Centre for one office in Santa Monica, California

  **10.19 Loan and Pledge Agreement between the Registrant and James W.
          MacIntyre, IV

  **10.20 Loan and Pledge Agreement between the Registrant and Frederick C.
          Hawkins III

   +10.21 Managed Application and Services Agreement by and between the Registrant and SmartCruiser, LLC

 **+10.22 Non-Binding Letter of Intent by and between Microsoft Corporation and the Registrant

   +10.23 Master Alliance and License Agreement by and between USWeb/CKS and the Registrant

   +10.24 Managed Application and Services Agreement between The Mark Group,
          Inc. and the Registrant

   +10.25 Letter of Engagement from the Registrant to Maytag Corporation

   +10.26 Services Agreement by and between Phillips Publishing, Inc. and the
          Registrant

 **+10.27 JumpStart Training Program Agreement by and between Compaq Computer
          Corporation and the Registrant

   +10.28 Services Agreement by and between the Registrant and Alloy Designs,
          Inc.

   +10.29 Managed Application and Services Agreement by and between Skyway
          Communications and the Registrant

   +10.30 License Agreement by and between Espanol.com, Inc. and the Registrant

 **+10.31 Letter of Engagement from the Registrant to The Invus Group

  **10.32 2000 Employee Stock Purchase Plan of the Registrant

  **10.33 Employment Agreement between John L. Wyatt and the Registrant

  **10.34 Regus Business Centre Service Agreement by and between the Registrant and Regus Business Centre for four offices in Redwood Shores, California

    23.1  Consent of Ernst & Young LLP, Independent Auditors

    23.2  Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
          Exhibit 5.1)

    23.3  Consent of Shop.org and the Boston Consulting Group

  **24.1  Powers of Attorney (See Signature Page)

  **27.1  Financial Data Schedule

--------
** Previously filed with the SEC.
+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

(b) Financial Statement Schedules

   Financial Statements Schedules are omitted because the information is included in the Financial Statements or notes thereto.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment No.4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on the 24th day of March, 2000.

                                          OneSoft Corporation

                                               /s/ James W. MacIntyre, IV
                                          By: _________________________________
                                                   James W. MacIntyre, IV
                                                  Chairman of the Board of
                                                         Directors,
                                                and Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ James W. MacIntyre, IV       Chairman, Chief Executive    March 24, 2000
______________________________________  Officer, and Treasurer
        James W. MacIntyre, IV          (principal executive
                                        officer)

          /s/ John L. Wyatt            President, Chief Operating   March 24, 2000
______________________________________  Officer and Director
            John L. Wyatt

    /s/ Frederick C. Hawkins, III      Acting Chief Financial       March 24, 2000
______________________________________  Officer (principal
      Frederick C. Hawkins, III         financial and accounting
                                        officer)

                  *                    Director
______________________________________
         Jeffrey M. MacIntyre

                  *                    Director
______________________________________
        Henry D. Barratt, Jr.

                  *                    Director
______________________________________
         Justin Hall-Tipping

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director
______________________________________
          A. Douglas Peabody

                  *                    Director
______________________________________
           Stephen P. Rader

                  *                    Director
______________________________________
          Thomas R. Hitchner

                  *                    Director
______________________________________
          Carlos E. Cisneros

*By: /s/ James W. MacIntyre, IV
  -----------------------------                                 March 24, 2000
      James W. MacIntyre, IV
         Attorney-In-Fact

                                 EXHIBIT INDEX

  Exhibit
  Number                          Description of Exhibit
  -------                         ----------------------
  **1.1    Form of Underwriting Agreement

  **3.1    Form of Amended and Restated Certificate of Incorporation of OneSoft
           Corporation

  **3.2    Form of Amended and Restated Bylaws of OneSoft Corporation

  **4.1    Form of Common Stock Certificate

    4.2    See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
           Certificate of Incorporation and Amended and Restated Bylaws of the Registrant defining the rights of holders of common stock of the Registrant

  **4.3    Warrant to Purchase 60,651 shares of common stock of OneSoft
           Corporation issued to Deutsche Bank Securities Inc.

  **4.3(a) Amendment One to Warrant to Purchase 60,651 shares of common stock of OneSoft Corporation, issued to Deutsche Bank Securities Inc.

    5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to the legality of securities being registered

   10.1    Second Amended and Restated 1997 Employee, Director and Consultant
           Stock Option Plan

 **10.2    Employment Agreement between James W. MacIntyre, IV and the
           Registrant

 **10.3    Amended and Restated Employment Agreement between Frederick C.
           Hawkins, III and the Registrant

 **10.4    Employment Agreement between Jeffrey M. MacIntyre and the Registrant

 **10.5    Employment Letter from the Registrant to Randall Pevin

 **10.6    Employment Offer from the Registrant to Thomas E. Young

 **10.7    Third Amended and Restated Investor Rights Agreement dated as of
           August 13, 1999 by and among the Registrant, the holders of Series A
           Preferred Stock, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock and the holders of Common Stock.

 **10.8    Form of Incentive Stock Option Agreement of the Registrant

 **10.9    Form of Non-Qualified Stock Option Agreement of the Registrant

 **10.10   Separation Agreement by and between the Registrant and Richard
           Borenstein

 **10.11   Settlement Agreement by and between the Registrant and William
           Langdon

 **10.12 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 4,595 square feet, Annandale, Virginia

 **10.13 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 1,860 square feet, Annandale, Virginia

 **10.14 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 3,720 square feet, Annandale, Virginia

 **10.15 Agreement of Lease between Annandale Financial Center Joint Venture and the Registrant for 1,476 square feet, Annandale, Virginia

 **10.16 Sublease by and between Dover Corporation and the Registrant for a portion of the 34th floor at 280 Park Avenue, New York, New York

 Exhibit
  Number                          Description of Exhibit
 -------                          ----------------------

  **10.17 Sublease by and between the Registrant and NexTel Communications, Inc. for 70,104 square feet in McLean, Virginia

  **10.18 Regus Business Centre Service Agreement by and between the Registrant and Regus Business Centre for one office in Santa Monica, California

  **10.19 Loan and Pledge Agreement between the Registrant and James W.
          MacIntyre, IV

  **10.20 Loan and Pledge Agreement between the Registrant and Frederick C.
          Hawkins III

   +10.21 Managed Application and Services Agreement by and between the Registrant and SmartCruiser, LLC

 **+10.22 Non-Binding Letter of Intent by and between Microsoft Corporation and the Registrant

   +10.23 Master Alliance and License Agreement by and between the Registrant and USWeb Corporation

   +10.24 Managed Application and Services Agreement between the Registrant and
          The Mark Group, Inc.

   +10.25 Letter of Engagement from the Registrant to Maytag Corporation

   +10.26 Services Agreement by and between the Registrant and Phillips
          Publishing, Inc.

 **+10.27 JumpStart Training Program Agreement by and between Compaq Computer
          Corporation and the Registrant

   +10.28 Services Agreement by and between the Registrant and Alloy Designs,
          Inc.

   +10.29 Managed Application and Services Agreement by and between Skyway
          Communications and the Registrant

   +10.30 License Agreement by and between Espanol.com, Inc. and the Registrant

 **+10.31 Letter of Engagement from the Registrant to The Invus Group

  **10.32 2000 Employee Stock Purchase Plan of the Registrant

  **10.33 Employment Agreement between John L. Wyatt and the Registrant

  **10.34 Regus Business Centre Service Agreement by and between the Registrant and Regus Business Centre for four offices in Redwood Shores, California

    23.1  Consent of Ernst & Young LLP

    23.2  Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
          Exhibit 5.1)

    23.3  Consent of the Boston Consulting Group and Shop.Org

  **24.1  Powers of Attorney (See Signature Page)

  **27.1  Financial Data Schedule

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** Previously filed with the SEC.

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment.